Filed pursuant to Rule 424(b)(3)
Registration No. 333-108852

Offer to Exchange

All Outstanding
Old 10 1/2% Senior Notes
due 2011
for
New 10 1/2% Senior Notes
due 2011
of

Activant Solutions Inc.

(formerly known as Cooperative Computing, Inc.)

•	The exchange offer will expire at 5:00 p.m., New York City time, on November 17, 2003, unless we extend this date.

•	If you decide to participate in this exchange offer, the new notes you receive will be the same as your old notes, except that, unlike your old notes, you will be able to offer and sell the new notes freely to any potential buyer in the United States.

•	We will not receive any proceeds from the exchange offer.

•	If you fail to tender your old notes, you will continue to hold unregistered securities and your ability to transfer them could be adversely affected.

•	No public market currently exists for the notes. We do not intend to list the notes on any securities exchange, and, therefore, no active public market is anticipated.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

      The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer to sell or the sale is not permitted.

       We urge you to read the “Risk factors” section of the prospectus beginning on page 12, which describes information you should consider before participating in the exchange offer.

The date of this prospectus is October 20, 2003.

Where you can find more information

         Activant Solutions Inc. files annual, quarterly and special reports, and other information, with the Securities and Exchange Commission. You may read and copy any reports, statements, or other information Cooperative Computing, Inc. files with the SEC at its public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Activant Solutions Inc.’s filings are also available to the public on the internet, through a database maintained by the SEC at http://www.sec.gov.

      We filed a registration statement on Form S-4 to register with the SEC the securities described in this prospectus. This prospectus is part of that registration statement. As permitted by the SEC rules, this prospectus does not contain all the information contained in the registration statement or the exhibits to the registration statement. You may refer to the registration statement and accompanying exhibits for more information about us and our securities.

      You may obtain copies of filings referred to above at no cost by contacting us at the following address: Corporate Secretary, 804 Las Cimas Parkway, Suite 200, Austin, Texas 78746, telephone: (512) 328-2300.

Cautionary statement regarding forward looking statements

         This prospectus includes forward-looking statements. In particular, statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance contained in this prospectus under the headings “Summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and “Business” are forward-looking statements. We have based these forward-looking statements on our current expectations about future events. While we believe these expectations are reasonable, these forward-looking statements are inherently subject to risks and uncertainties, many of which are beyond our control. Our actual results may differ materially from those suggested by these forward-looking statements for various reasons, including those discussed in this prospectus under the headings “Risk factors” and “Management’s discussion and analysis of financial condition and results of operations.” Some of the key factors that could cause actual results to differ from our expectations are:

•	loss or obsolescence of the proprietary technology on which we depend;

•	changes in the markets in which we compete, including the manner in which autoparts or hardlines and lumber are sourced, sold, distributed and inventoried;

•	claims by third parties that we are infringing on their intellectual property rights;

•	loss of our executive officers and other key personnel;

•	failure to effectively compete;

•	loss of key customers or increase in attrition rates with respect to revenue we view as recurring;

•	manufacturing defects or errors in our software;

•	prolonged unfavorable general economic and market conditions;

•	failure to recoup the cost of investment in new businesses into which we may expand; and

•	the other factors described under the section “Risk factors” and elsewhere in this prospectus.

      Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements included in this prospectus are made only as of the date hereof. We do not undertake and specifically decline any obligation to update any such statements or to publicly announce the results of any revisions to any of such statements to reflect future events or developments.

i

Summary

         This brief summary highlights selected information contained elsewhere in this prospectus. Because it is a summary, it does not contain all the information you should consider before exchanging your old notes. You should read the entire prospectus carefully, including the text under the section entitled “Risk factors” and the consolidated financial statements and notes relating to those statements. Except where otherwise noted, the words “we,” “our,” “ours,” “us” mean Activant Solutions Inc. and all of its subsidiaries. “Holding” refers to Activant Solutions Holdings Inc., our parent corporation.

Our business

      We are a leading provider of enterprise resource planning or ERP systems and information services for the automotive aftermarket and hardlines and lumber industries. Our systems and services are designed to improve the operating efficiency and profitability of manufacturers, distributors, retailers and service providers through enhanced inventory management and database information. Our systems and services enable users to conduct computerized identification, location and selection of parts, to manage inventory and to obtain sales history and point-of-sale information. Our systems offerings are enhanced by extensive information services featuring database products and by customer support and maintenance services. We believe that the value added nature of our systems and services, our strong customer relationships, our comprehensive solutions and the significant risks and costs associated with switching systems provide us with a stable customer base and a receptive market for new product offerings.

      Our Automotive Group develops, implements and supports industry leading technical solutions for automotive manufacturers, wholesalers, retailers, service chains and service dealers in both North America and Europe. This market consists of the manufacturing, distribution, sale and installation of both new and remanufactured parts used in the maintenance and repair of automobiles and light trucks. This market has several characteristics that drive significant inventory management challenges for its participants. We provide systems and services that address these challenges and help our customers compete effectively. These tools include four key components:

•	we develop, install and support enterprise management solutions for warehouses and stores in wholesale distribution;

•	we offer the most comprehensive automotive parts catalog in the industry, which is available to all segments of the aftermarket;

•	we offer both Internet and point-to-point connectivity devices, connecting all levels of the automotive aftermarket from distributors and retailers to service providers. These connectivity products allow for electronic data interchange (“EDI”) and trading partnerships; and

•	we provide supply chain analytic solutions to both distributors and manufacturers, to assist them in their inventory and marketing decisions.

      With our 25 years of experience serving the automotive aftermarket, we have gained significant industry-specific knowledge which we leverage through both expanded relationships with leading industry participants and our ability to drive industry-wide inventory initiatives.

      Our Industry Solutions Group provides enterprise management systems and services to the hardlines, lumber and building materials, agribusiness, lawn and garden and commercial and industrial markets. The hardlines and lumber industries consist of the sale of products for a variety of end uses, including residential and commercial building construction, maintenance and repair, lawn and garden and agribusiness. This industry has been driven by several major market participants which have expanded their business throughout the United States by providing products and services using a mass merchandising format. In this environment, the other retailers and wholesalers, which include over 60,000 stores in our target market, have been required to upgrade or replace their existing systems in order to reduce costs and improve service levels to maintain their market positions.

      Our Industry Solutions Group has generated substantial revenue improvement since 2000. This revenue improvement has been the result of several key initiatives, including:

•	capitalizing on our existing base of approximately 8,000 customer locations by upgrading them to our newer generation of core software products;

•	utilizing our strategic relationships with two major hardlines cooperatives to rollout complementary software products to their members; and

•	leveraging our sales efforts through other hardlines cooperatives, major wholesale marketing groups and lumber and building material distributors and brokers to market our high end products and services.

Industry

      The automotive parts aftermarket industry consists of the manufacturing, distribution, sale and installation of both new and remanufactured parts used in the maintenance and repair of automobiles and light trucks. This market is the 11th largest industry in the United States, is believed to have generated approximately $185 billion in sales in 2002 and accounted for approximately 3% of all jobs in the United States. We believe that growth in the automotive parts aftermarket will continue to be driven by several favorable trends, including:

•	growth in the aggregate number of vehicles in use;

•	increase in the average age of vehicles in operation;

•	growth in the total number of miles driven per vehicle per year;

•	increased vehicle complexity; and

•	continued proliferation of the number of required parts in the automotive aftermarket.

      In addition, this industry faces severe inventory management challenges. These challenges include:

•	Limited stocking of parts — over 20% of all parts sold by a retailer or distributor are not stocked locally;

•	Unsold products — approximately 25% of the parts stocked are never sold and eventually are returned to the manufacturer; and

•	Returned products — more than 25% of parts sold to installers are returned, often after months or years.

      Solving these challenges requires a combination of enterprise management systems, data, supply chain tools and services and connectivity to a critical mass of participants in the industry. We believe that our combination of products and services and our large customer base in the automotive parts aftermarket qualify us to provide these solutions.

      The hardlines and lumber industry consists of the sale of products for residential and commercial building construction, maintenance and repair, lawn and garden and agribusiness. This market generated approximately $200 billion in revenue in 2002. We believe that revenue growth in the hardlines and lumber industry will continue to be driven by several favorable trends, including:

•	new home construction and sales and remodeling of existing homes;

•	favorable demographic trends, such as an increase in dual income families; and

•	continued expansion of product and service offerings by major market participants which drive the rest of the market to rely heavily on MIS solutions to generate operating efficiencies.

Competitive strengths

      Market and service leadership in the automotive aftermarket. We have developed products and services for our substantial base of customers within each level of the automotive aftermarket. Our ERP systems are installed at approximately 10,000 wholesaler locations, representing over one-third of the available locations in the United States. Our catalog products reach approximately 65,000 subscribers monthly. Through our connectivity products, we can connect our own network of systems and third party suppliers who use our data catalog. This gives us critical mass to accumulate inventory and sales information which can be leveraged to improve supply chain management in the industry.

      Market leader in the growing hardlines and lumber industry. We have successfully developed a market leading presence in the hardlines and lumber industry. We estimate there are over 60,000 store locations in this industry that are potential users of our management information systems. We intend to continue to capitalize on our existing base of approximately 8,000 customer locations, including our relationships with major hardlines cooperatives, major wholesale marketing groups and lumber and building material distributors to market our products and services.

      Substantial installed base. With over 18,000 customer locations, we have the largest installed base in the automotive and hardlines and lumber segments and significant footholds in a half-dozen other industries. The accuracy and efficiency of our products and services are integral to our customers’ operations. We believe that our strong customer relationships, our comprehensive solutions and the significant risks and costs associated with switching systems, provide us with a stable customer base and a receptive market for new product offerings.

      Strong base of recurring revenues. Approximately 66% of our revenues are generated from monthly subscriptions to database information, software support and maintenance services. These revenues have historically exhibited consistency and are expected to increase as our installed base grows.

      Extensive databases. We believe that we maintain the most extensive databases in the automotive parts aftermarket industry, which, when used with our systems, are designed to increase efficiency and accuracy in the selection, pricing and sale of parts. We believe there are over four million different auto parts available to consumers, multiple manufacturers for each product line, approximately 200,000 new SKUs introduced each year and over 150,000 SKUs discontinued each year. Our electronic catalog databases are the most cost effective and efficient way to access both historical and current parts information.

Business strategy

      Our business strategy starts with our core markets. We began in the automotive aftermarket and then expanded into the hardlines and lumber segments. Our present strategy is to increase our penetration in these core markets and expand into other large industries characterized by complex product applications and high service distribution environments (“complex distribution environments” or “CDE”). We believe we are well positioned to leverage our proven technologies and experienced support organization to further penetrate our existing markets and expand into similar CDE segments.

      In following this business strategy, we have implemented and are implementing several specific initiatives:

•	Introduce new products. We are introducing new products and significantly upgrading our existing CDE solutions, including developing a new platform for jobber management, upgrading our warehouse management solutions, and continuing to improve our newly-released hardlines and lumber platforms.

•	Improve and expand our information services. Our Automotive Group is upgrading its core catalog product. In addition, we are launching a new catalog aimed at the underserved heavy duty truck segment. Our Industry Solutions Group is expanding its point-of-sale data movement services to include the lumber industry.

•	Connect the automotive aftermarket. We have separated our connectivity and data products from our software and have begun to selectively market these products through value added resellers in order to position ourselves as the e-catalog and connectivity standard for the automotive aftermarket. We have recently entered into exclusive relationships with a number of key customers and have begun to penetrate their existing customer base with these products.

•	Leverage our strategic hardlines partnerships. Our Industry Solutions Group enjoys strategic relationships with the two largest hardlines cooperatives. We plan to use these partnerships to sell into new customers and penetrate our existing customer base with add-on products and services.

•	Grow the lumber business. We are penetrating the lumber yard segment with our high-end management system. We plan to both attract new customers and upgrade existing legacy platform customers.

•	Expand into adjacent vertical markets. By leveraging our current technology platforms and existing customer base in wholesale distribution segments, we plan to further develop and penetrate those segments.

•	Introduce manufacturer catalog services. Our Automotive Group has begun to target the manufacturer segment with data products and service offerings. We are introducing both catalog management systems as well as data products and services to the manufacturer to aid in the development, maintenance, and distribution of catalog information.

The sponsor

      With approximately $11.0 billion under management, Hicks, Muse, Tate & Furst Incorporated (“Hicks Muse”) since 1989 has completed or currently has pending more than 400 transactions with a total capital value of approximately $50.0 billion. Headquartered in Dallas, the firm also has offices in New York, London and Buenos Aires. See “Principal stockholders.”

The offering and related transactions

      On June 27, 2003, we issued $157 million aggregate principal amount of senior notes. The old notes bear interest at the rate of 10 1/2% per annum, payable semiannually on each June 15 and December 15, commencing December 15, 2003, and will mature on June 15, 2011. The old notes are guaranteed by certain of our domestic subsidiaries. The proceeds from the offering of the old notes were used to (i) purchase the 9% senior subordinated notes due 2008 tendered to us in the tender offer described below, (ii) repay our existing credit facility, (iii) enable Holding to purchase the shares of Holding common stock from Glenn E. Staats and Preston W. Staats, Jr. held by them, (iv) purchase from affiliates of Hicks Muse the shares of common stock of Internet Autoparts, Inc. (“IAP”) owned by them and (v) pay fees and expenses related to the offering of the old notes.

      Concurrently with the consummation of the offering of the old notes, we completed a tender offer for our $100 million aggregate principal amount of 9% Senior Subordinated Notes due 2008. Pursuant to the tender offer, we accepted tenders of notes from holders of 82.5% of the $100 million outstanding notes. The total consideration for each $1,000 principal amount of notes validly tendered was $1,022.50, plus accrued and unpaid interest up to, but not including, the payment date, which included a consent payment of $22.50 per $1,000 principal amount of notes which was paid to all holders of notes (including holders who did not tender).

      In connection with the tender offer, we obtained the consent of the holders of the 9% notes to amend the indenture governing the 9% notes to eliminate substantially all of the restrictive covenants contained in such indenture. Holders of all 9% senior subordinated notes that remain outstanding are bound by these amendments.

      In addition, in connection with the offering of the old notes (i) Holding repurchased all the shares of Holding common stock held by Glenn E. Staats and Preston W. Staats, Jr., both former members of our and Holding’s board of directors, in exchange for $30.0 million, settled certain ongoing litigation with Preston Staats and received non-competition agreements from each of them, (ii) we purchased from affiliates of Hicks

Muse all shares of common stock of IAP held by them for an aggregate cash purchase price of approximately $1.8 million and (iii) we entered into a new senior secured credit facility providing for revolving borrowings of up to $15.0 million.

Principal executive offices and telephone numbers

         Our principal executive offices are located at 804 Las Cimas Parkway, Suite 200, Austin, Texas 78746, and our telephone number at that address is (512) 328-2300.

The exchange offer

Senior notes exchange offer

Securities to be exchanged	On June 27, 2003, we issued $157,000,000 aggregate principal amount of 10 1/2% senior notes to the initial purchaser in the offering of the old notes in a transaction exempt from the registration requirements of the Securities Act of 1933. The terms of the old senior notes and the new senior notes will be the same, except that, unlike the old senior notes, you will be able to offer and sell the new senior notes freely to any potential buyer in the United States. For more details, see the section entitled “Description of the new senior notes.”

The senior notes exchange offer	We are offering to issue $1,000 principal amount of new senior notes in exchange for each $1,000 principal amount of old senior notes. The terms of the new senior notes and the old senior notes are substantially identical.

Senior notes registration rights agreement	We sold the old senior notes to the initial purchaser in a transaction exempt from the registration requirements of the Securities Act. The old senior notes were immediately resold by the initial purchaser in reliance on Rule 144A under the Securities Act. In connection with the sale, we, and those of our subsidiaries that are guarantors of the old and new senior notes, entered into a registration rights agreement with the initial purchaser requiring us to make an exchange offer. For more details, see the section entitled “The exchange offer — Purpose and effect.”

Ability to resell new notes	Based on interpretations by the staff of the SEC set forth in published no-action letters, we believe that you may offer for resale, resell and otherwise freely transfer the new senior notes without registration or delivering a prospectus to a buyer if:

• you acquire the new senior notes in the ordinary course of your business;

• you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate in the distribution of new senior notes; and

• you are not related to us.

However, the SEC has not considered this exchange offer in the context of a no-action letter and we cannot be sure that the staff of the SEC would make the same determination with respect to the exchange offer as in other circumstances. Furthermore, you must, unless you are a broker-dealer, acknowledge that you are not engaged in, and do not intend to engage in, a distribution of your new senior notes and have no arrangement or understanding to participate in a distribution of new senior notes. If you are a broker-dealer that receives new senior notes for your own account pursuant to the exchange offer you must acknowledge that you will comply with the prospectus delivery requirements of the Securities Act in connection with any resale of your new senior notes. If you are a broker-dealer who acquired old senior notes directly from us and not as a result of market-making activities or other trading activities, you may not rely on the SEC staff’s interpretations discussed above or participate in the exchange offer and must comply with the prospectus delivery requirements of the Securities Act in order to resell the new senior notes.

The exchange offer is not being made to:

• holders of old senior notes in any jurisdiction in which the exchange offer or its acceptance would not comply with the securities or blue sky laws of that jurisdiction; and

• holders of old senior notes who we control.

Expiration date	The senior notes exchange offer will expire at 5:00 p.m., New York City time, on November 17, 2003, or such later date and time to which it is extended.

Withdrawal	Unless we extend the date, you may withdraw your tendered old senior notes at any time before 5:00 p.m., New York City time, on the expiration date of the exchange offer.

Interest on the new senior notes and old senior notes	Interest on your new senior notes will accrue from the date of the original issuance of the old senior notes or from the date of the last periodic payment of interest on the old senior notes, whichever is later.

Conditions to the senior notes exchange offer	The senior notes exchange offer is subject to conditions, some of which we may waive. For more information, see the section entitled “The exchange offer — Certain conditions to the exchange offer.”

Procedures for exchanging your old senior notes	If you wish to exchange your old senior notes for new senior notes you must transmit to Wells Fargo Bank Minnesota, N.A., our exchange agent, on or before the expiration date either:

• a properly completed and executed letter of transmittal, which we have provided to you with this prospectus, or a facsimile of the letter of transmittal, together with your old senior notes and any other documentation requested by the letter of transmittal;

• a computer generated message, in which you acknowledge and agree to be bound by the terms of the letter of transmittal, transmitted by means of the Depository Trust Company’s Automated Tender Offer Program system; or

• a notice of guaranteed delivery, in accordance with the procedures described under the heading “The exchange offer — Guaranteed delivery procedures.”

By agreeing to be bound by the terms of the letter of transmittal, you will be deemed to have made the representations described on page under the heading “The exchange offer — Purpose and effect.”

Shelf registration requirement	Pursuant to the registration rights agreement for the senior notes, we are required to file a “shelf” registration statement for a continuous offering pursuant to Rule 415 under the Securities Act in respect of the old senior notes if:

• because of any change in law or applicable interpretations of the staff of the SEC, we are not permitted to effect the senior notes exchange offer;

• any of the old senior notes validly tendered in the senior notes exchange offer are not exchanged for new senior notes within 225 days of the offering of the old senior notes;

• any holder of any private exchange securities requests within 90 days after the senior notes exchange offer;

• any applicable law or interpretations do not permit any holder of old senior notes to participate in the senior notes exchange offer;

• any holder of old senior notes participates in the senior notes exchange offer and does not receive freely transferable new senior notes in exchange for old senior notes; or

• we so elect.

Federal income tax considerations	The exchange of your old senior notes for new senior notes in connection with the senior notes exchange offer should not constitute a sale or exchange for federal income tax purposes. See “Certain United States federal income tax considerations.”

Effect of not tendering	If you fail to tender your old senior notes, you will continue to hold unregistered securities and your ability to transfer them could be adversely affected.

      Please review the information on page 63 under the heading “The exchange offer” for more detailed information concerning the exchange offer.

Terms of the new notes

New senior notes

Issuer	Activant Solutions Inc.

Securities offered	$157,000,000 aggregate principal amount of 10 1/2% senior notes due 2011.

Maturity	The new senior notes will mature on June 15, 2011.

Interest payment dates	Interest on the new senior notes will be payable in cash on June 15 and December 15 of each year, beginning December 15, 2003.

Optional redemption	We may redeem some or all of the notes at any time on or after June 15, 2007. We may also redeem up to 35% of the aggregate principal amount of the notes using the proceeds from certain public equity offerings completed before June 15, 2006. The redemption prices are described under the section entitled “Description of the notes — Optional redemption.”

Change of control	If we experience specific kinds of changes of control or we sell assets under certain circumstances, we will be required to make an offer to purchase the notes at the prices listed in “Description of the notes — Repurchase at the option of holder.” We may not have sufficient funds available at the time of any change of control to effect the purchase.

Guarantees	The notes will be guaranteed, jointly and severally, on a senior unsecured basis by certain of our subsidiaries. The subsidiary guarantors also guarantee all of our obligations under our new senior secured credit facility.

Ranking	The notes will be our unsecured obligations and will rank equally in right of payment with all of our existing and future senior debt and senior to all of our existing and future senior subordinated and subordinated debt. The notes will be effectively subordinated to all of our existing and future secured debt, including our secured debt under our new $15.0 million senior credit facility, to the extent of the value of the assets securing such debt and to all obligations of our subsidiaries and will be structurally subordinated to all indebtedness and other liabilities, including trade payables, of our subsidiaries who are not guarantors.

As of June 30, 2003, we had approximately $173.3 million of outstanding indebtedness, none of which is secured and a $15.0 million commitment under our new senior credit facility, which is secured by a pledge of substantially all of our assets. At June 30, 2003, there was a $300,000 letter of credit issued and no borrowings under the $15.0 million senior credit facility.

Certain covenants	The indenture restricts our ability and the ability of our restricted subsidiaries to:

• incur additional debt and issue preferred stock;

• make certain distributions, investments and other restricted payments;

• pay dividends and repurchase capital stock;

• create certain liens;

• merge, consolidate or sell substantially all of our assets;

• sell assets;

• enter into agreements that restrict dividends from subsidiaries;

• enter into transactions with our affiliates; and

• guarantee certain indebtedness.

Use of proceeds	We will not receive any cash proceeds from the issuance of the new senior notes in connection with the exchange offer.

Risk factors

         You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk factors” for risks involved with an investment in the new notes, as well as a continuing investment in the old notes.

Summary historical consolidated financial and operating data

         The summary historical statement of operations data and other financial data for each of the fiscal years ended September 30, 2000, 2001 and 2002 and the summary balance sheet data as of September 30, 2000, 2001 and 2002 were derived from historical audited consolidated financial statements. The summary consolidated financial data and other financial data for the nine-month periods ended June 30, 2002 and 2003 and the selected consolidated balance sheet data as of June 30, 2003 were derived from our unaudited consolidated financial statements.

      The summary financial and operating data set forth below should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations,” “Selected consolidated financial data,” our audited consolidated financial statements and the related notes, and our unaudited condensed consolidated interim financial statements and the related notes, each included elsewhere in this prospectus.

	Fiscal year ended September 30,						Nine months ended June 30,

	2000		2001		2002		2002		2003

							(Unaudited)

	(Dollars in thousands)
Statement of operations data:
Revenues	$223,919		$211,035		$218,705		$165,970		$168,535
Cost of revenues	133,215		113,743		111,764		85,726		83,492

Gross margin	90,704		97,292		106,941		80,244		85,043
Operating expenses	100,704		93,716		77,764		58,812		56,073

Operating income (loss)	(10,000)		3,576		29,177		21,432		28,970
Net income (loss)	$(23,073)		$(12,943)		$9,368		$6,374		$7,773
Other financial data:
EBITDA, as defined(1)	$31,833		$35,824		$49,087		$36,742		$45,097
EBITDA margin	14.2%		17.0%		22.4%		22.1%		26.8%
Depreciation and amortization	40,802		32,176		19,329		14,644		15,734
Interest expense	18,872		17,804		14,054		10,874		9,778
Capital expenditures	17,250		15,675		13,161		9,427		9,331
Ratio of EBITDA, as defined, to interest expense	1.69	x	2.01	x	3.49	x	3.38	x	4.61x
Ratio of total debt to EBITDA, as defined	5.61	x	4.93	x	2.81	x	3.92	x	3.84x

	At September 30,
				At June 30,
	2000	2001	2002	2003

				(Unaudited)

	(Dollars in thousands)
Selected balance sheet data:
Cash and cash equivalents	$679	$3,897	$398	$6,505
Working capital	1,931	2,756	(8,889)	16,764
Total assets	245,184	222,787	185,787	195,592
Total debt (including short-term borrowings)	178,600	176,757	137,997	173,332

(1)	EBITDA is defined as net income plus income tax expense, plus depreciation, plus amortization, plus interest expense, plus expenses related to debt refinancing, plus equity loss in affiliate, plus foreign exchange loss and minus gain on disposal of assets. EBITDA is presented in this manner because we believe it is a widely accepted financial indicator of a company’s ability to service and/or incur indebtedness. However, EBITDA, as defined, should not be considered as an alternative to net income as a measure of operating results or to cash flow as a measure of liquidity in accordance with generally accepted accounting principles. Since EBITDA, as defined, is not calculated identically by all companies, the presentation in this prospectus may not be comparable to those disclosed by other companies. In addition, the definition of EBITDA, as defined, differs from the definition of Consolidated EBITDA applicable to the covenants for the notes.

      Set forth below is a reconciliation of EBITDA, as defined, to our net income:

				Nine months ended
	Fiscal year ended September 30,			June 30,

	2000	2001	2002	2002	2003

				(Unaudited)

	(Dollars in thousands)
Net income	$(23,073)	$(12,943)	$9,368	$6,374	$7,773
Income tax expense (benefit)	(4,691)	(1,932)	5,875	4,339	5,278
Depreciation	9,074	8,727	6,852	5,301	4,603
Amortization	31,728	23,449	12,477	9,343	11,131
Interest expense	18,872	17,804	14,054	10,874	9,778
Expenses related to debt refinancing	—	—	—	—	6,313
Equity loss in affiliate	—	611	552	600	208
Foreign exchange (gain) loss	(77)	108	120	122	13
Gain on disposal of assets	—	—	(211)	(211)	—

EBITDA, as defined	$31,833	$35,824	$49,087	$36,742	$45,097

Risk factors

         We urge you to carefully consider the following factors, as well as the other matters described in this prospectus.

Risks relating to our business

We are dependent on our proprietary technology.

      Our success and ability to compete depend in part on our proprietary technology. We attempt to protect our proprietary technology through trademarks, patents, copyrights, trade secrets and confidentiality agreements with our employees. There can be no assurance, however, that we will be able to adequately protect our technology or that competitors will not develop similar technology independently. For example, we generate a significant portion of our revenue from our automotive catalog. Although no one has been able to replicate our automotive catalog to date, if someone were to do so it could have a material adverse effect on our business. In addition, we cannot assure you that our intellectual property rights will not be challenged. In the event that any of the foregoing events do occur, it could have a material adverse effect on our business and result of operations.

Our proprietary technology may not support our customer’s future needs or may become obsolete.

      The technology underlying our products and services is characterized by technological advances, evolving industry standards and new product introductions. Our future success will depend on our ability to:

•	maintain and enhance our technological capabilities;

•	develop and market products and services that meet changing customer needs; and

•	successfully anticipate or respond to technological changes on a cost-effective and timely basis.

      We cannot assure you that we will effectively respond to the technological requirements of the changing market. To the extent we determine that new technologies and equipment are required to remain competitive, the development, acquisition and implementation of these technologies and equipment are likely to continue to require a significant capital investment by us. We cannot assure you that capital will be available for these purposes or that investments in technologies will result in commercially viable products.

The markets in which we compete are highly competitive and our failure to effectively compete could erode our market share.

      The application software and database markets are highly fragmented and served by many competitors. Our competitors are generally small, independent application software producers. In addition, we face competition from distributors and cooperatives that directly market computer systems and database information to their members and from potential customers that develop systems and compile and maintain data internally. In addition, we may face competition from new market participants, which could include, among others, computer systems manufacturers. Our present and future competitors may have greater financial and other resources than we do. Consequently, we may encounter additional competitive pressures if increased spending is required to maintain market share or a rapid technological change in the industry occurs. The occurrence of any of these events could have a material adverse effect on our business and results of operations.

We depend on our executive officers and other key personnel, the loss of which could adversely affect us.

      Our success and ability to implement our business strategy depend upon the continued contributions of our executive officers, including our Chairman, Chief Executive Officer and President, and other key personnel, including our technical employees. Our future success also depends on our ability to attract and retain qualified personnel. In addition, we may be required to increase compensation in order to retain qualified personnel, which may have the effect of increasing operating expenses to the extent we are unable to pass these costs on to our customers.

We are dependent on key customers.

      Although none of our customers account for more than 10% of our revenues, we rely on several key customers who represent a significant portion of our business. For the year ended September 30, 2002, our top ten customers accounted for 19.9% of our net revenue. While we believe our relationships with our customers are generally good, one customer, which for the year ended September 30, 2002, accounted for approximately 8.1% of our net revenue, could over time choose to reduce its relationship with us. As a result of our dependence on our key customers, we could experience a material adverse effect on our business and results of operations if we lost key customers, in whole or in part, or if there is a reduction in their demand for our products.

We may face claims with third parties relating to intellectual property rights.

      We are subject to the risk of adverse claims and litigation alleging that we are infringing the proprietary rights of third parties. Although we are not aware that our technology infringes on the proprietary rights of others and we have not received notice of any claimed infringements, we cannot assure you that we will not be subject to such third party claims or litigation and that these claims will not be successful. If a claim were to be brought against us, it could result in costly litigation or product shipment delays or force us to stop selling such product or providing such services or to enter into royalty or license agreements, any of which could have a material adverse effect on our business, financial condition and results of operations.

      In connection with the formation of IAP, we granted to IAP a non-transferable license related to certain of our products, including a license granting access to our internet communications gateway, AConneX. IAP is a joint venture among us, Glenn Staats, Preston Staats and certain of our key customers. IAP has asserted that we may not grant access to AConneX to any other party performing services that are competitive to IAP. We have informed IAP that we disagree with their position. There has not been any actual or threatened litigation arising out of this matter, but no assurance can be given that litigation may not ultimately ensue or as to the consequences of such litigation, but we would vigorously defend any such action. We have had from time to time, and we may have in the future, other disagreements with IAP and there can be no assurance as to how future disagreements might be resolved. Revenues derived from the licensing of AConneX to third parties did not exceed 2% of the total revenues of the Automotive Group for the nine months ended June 30, 2003.

Our software could contain manufacturing defects or errors.

      Our products are highly complex and sophisticated and could, from time to time, contain design or manufacturing defects or software errors. We cannot assure you that these defects or errors will not delay the release or shipment of products or, if the defect or error is discovered only after customers have received the products, that these defects or errors will not result in increased costs or reduced market acceptance of our products, any of which could have a material adverse effect on our business, financial condition and results of operations.

Prolonged unfavorable general economic and market conditions could adversely affect our business.

      Unfavorable general economic and market conditions in the United States and internationally (including as a result of terrorist activities) could have a negative impact on sales. To the extent that these facts result in continued instability of capital markets, reductions in capital expenditures or spending on information technology, longer sales cycles, deferral or delay of customer orders, or an inability to effectively market our products, our business and results of operations could be materially and adversely affected, which could effect our ability to service our outstanding indebtedness, including the notes.

Expansion of business into new services or adjacent industries presents several risks, and we may not recoup the cost of investment in any such endeavor.

      We seek to expand our business into new services or adjacent industries outside the automotive parts aftermarket and hardlines and lumber industries. As we endeavor to develop and market new services or enter into new industries, we will incur additional development and personnel costs as a part of that expansion. In the event that we are not successful in any such expansion endeavor, we may not recoup the cost of our investment, which could have an adverse effect on our operating results.

We are controlled by certain significant stockholders who are able to control the outcome of all matters submitted to our stockholders for approval and whose interest in us may be different than yours.

      All of our common stock is owned by Holding, the outstanding common stock of which is owned 99.9% by affiliates of Hicks Muse. By virtue of such stock ownership, these persons have the power to:

•	elect the entire board of directors of Holding and our board of directors;

•	control our management and policies; and

•	determine the outcome of any corporate transaction or other matters required to be submitted to our stockholders for approval.

      As their interests in us may be different from your interests, Hicks Muse may exercise control over us in a manner detrimental to your interests.

Risks relating to the senior notes and this offering

              Our substantial indebtedness could adversely affect our business and prevent us from fulfilling our obligations under the notes.

      We have a substantial amount of indebtedness. As of June 30, 2003, we had total debt of $173.3 million and a $15.0 million commitment under our new senior credit facility. At June 30, 2003, there was a $300,000 letter of credit issued and no borrowings under the $15.0 million senior credit facility. Our substantial indebtedness may have important consequences to you, including:

•	making it more difficult for us to satisfy our obligations with respect to the senior notes;

•	limiting cash flow available to fund our working capital, capital expenditures or other general corporate requirements;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, other general corporate requirements and acquisitions;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry; and

•	placing us at a competitive disadvantage compared to our competitors with less indebtedness.

      In addition, the indenture governing the senior notes and our new senior credit facility permit us to incur substantial additional indebtedness in the future. If new indebtedness is added to our and our subsidiaries’ current debt levels, the risks described above would intensify.

We may be unable to service our indebtedness, including the notes.

      Our ability to make scheduled payments on or to refinance our obligations with respect to our indebtedness, including the senior notes, will depend on our financial and operating performance, which will be affected by general economic, financial, competitive, business and other factors beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our new senior credit facility in an amount sufficient to enable us to service our debt, including the senior notes, or to fund our other liquidity needs. If we are unable to meet our debt obligations or fund our other liquidity needs, we may need to restructure or refinance all or a portion of our debt, including the senior notes, or sell certain of our assets on or before the maturity of our debt. We cannot assure you that we will be able to restructure or refinance any of our debt, including the senior notes, on commercially reasonable terms, if at all, which could cause us to default on our debt obligations and impair our liquidity. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants which could further restrict our business operations.

Our operations will be substantially restricted by the terms of our indebtedness, which could adversely affect us.

      Our new senior credit facility and the indenture governing the notes contain a number of significant covenants. These covenants will limit our ability and the ability of our restricted subsidiaries to, among other things:

•	incur additional indebtedness and issue additional preferred stock;

•	make capital expenditures and other investments;

•	merge, consolidate or dispose of our assets or the capital stock or assets of any restricted subsidiary;

•	engage in sale-leaseback transactions;

•	pay dividends, make distributions or redeem capital stock;

•	change our line of business;

•	enter into transactions with our affiliates; and

•	grant liens on our assets or the assets of our restricted subsidiaries.

      Our new senior credit facility also requires us to meet certain financial tests. The failure to comply with any of these covenants or tests would cause a default under our new senior credit facility. A default, if not waived, could result in acceleration of the outstanding indebtedness under the senior notes or our new senior credit facility, in which case the debt would become immediately due and payable. In addition, a default or acceleration of indebtedness under our notes or new senior credit facility could result in a default or acceleration of our other indebtedness with cross-default or cross-acceleration provisions, including the senior notes. If this occurs, we may not be able to pay our debt or borrow sufficient funds to refinance it. Even if new financing is available, it may not be on terms that are acceptable to us. Complying with these covenants and tests may cause us to take actions that we otherwise would not take or not take actions that we otherwise could take.

We may not be able to purchase the senior notes upon a change of control.

      Upon the occurrence of certain specific kinds of change of control events, we will be required to offer to repurchase all outstanding senior notes at a price equal to 101% of their principal amount plus accrued and unpaid interest, if any, to the date of repurchase. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of senior notes or that restrictions in our new senior credit facility will not allow such repurchase.

An active trading market may not develop for the senior notes.

      We do not intend to apply for a listing of the senior notes on a securities exchange or on any automated dealer quotation system. Currently, there is no established market for the senior notes and we cannot assure you as to:

•	markets that may develop for the senior notes;

•	your ability as holders of the notes to sell your senior notes; or

•	the prices at which you would be able to sell their senior notes.

      If any markets were to exist, the senior notes could trade at prices that may be lower than their initial market value, depending upon many factors, including prevailing interest rates and the markets for similar securities.

      The liquidity of, and trading market for, the senior notes also may be adversely affected by general declines in the market for similar securities. Such a decline may adversely affect such liquidity and trading markets independently of our financial performance and prospects.

      Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the senior notes. We cannot assure you that the market for the senior notes, if any, will not be subject to similar disruptions. Any such disruptions may adversely affect you as a holder of the senior notes.

You may suffer adverse consequences if you fail to exchange your old notes.

      If you do not exchange your old notes for new notes in connection with the exchange offer, you will continue to be subject to the provisions of the indentures regarding transfer and exchange of the old notes and the restrictions on transfer of the old notes. In general, the old notes may not be offered or sold, unless registered under the Securities Act and applicable state securities laws. We do not currently intend to register the old notes.

Capitalization

         The following table sets forth our capitalization as of June 30, 2003. You should read this table in conjunction with the information under the headings “Selected consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations” and our unaudited condensed consolidated interim financial statements and the related notes, each included elsewhere in this prospectus.

As of
June 30, 2003

(Dollars in
thousands)
Cash and cash equivalents	$6,505
Long-term debt (including current maturities):
New senior credit facility	—
Lease financing	908
10 1/2% senior notes	154,949

Total senior debt	155,857
9% senior subordinated notes	17,475

Total long-term debt	173,332
Stockholder’s equity:
Common stock	—
Additional paid-in capital	83,155
Retained deficit	(119,481)

Total stockholder’s equity (deficit)	(36,326)

Total capitalization	$143,511

Selected consolidated financial data

         The selected consolidated statement of operations data and other financial data for each of the fiscal years ended September 30, 2000, 2001 and 2002 and the selected consolidated balance sheet data as of September 30, 2001 and 2002 were derived from our audited historical consolidated financial statements appearing elsewhere in this prospectus. The selected consolidated statement of operations and other financial data for the fiscal years ended September 30, 1998 and 1999 and the selected consolidated balance sheet data as of September 30, 1998, 1999 and 2000 was derived from our audited historical consolidated financial statements that are not included in this prospectus. The selected consolidated financial data and other financial data for the nine-month periods ended June 30, 2002 and 2003 and the selected consolidated balance sheet data as of June 30, 2003 were derived from our unaudited consolidated financial statements.

      The selected consolidated financial data set forth below should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations,” our audited consolidated financial statements and the related notes, and our unaudited condensed consolidated interim financial statements and the related notes, each included elsewhere in this prospectus.

						Nine months ended
	Fiscal year ended September 30,					June 30,

	1998	1999	2000	2001	2002	2002	2003

	(Dollars in thousands)					(Unaudited)
Statement of operations data:
Revenues	$227,221	$240,745	$223,919	$211,035	$218,705	$165,970	$168,535
Cost of revenues	145,071	153,205	133,215	113,743	111,764	85,726	83,492

Gross margin	82,150	87,540	90,704	97,292	106,941	80,244	85,043
Sales and marketing	49,391	63,152	47,437	39,491	33,909	26,091	23,360
Product development	15,881	15,997	12,209	17,470	17,435	12,648	12,143
General and administrative	24,903	26,665	29,574	26,166	26,420	20,073	20,570
Goodwill amortization	10,510	11,535	11,484	10,589	—	—	—

Total operating expenses	100,685	117,349	100,704	93,716	77,764	58,812	56,073

Operating income (loss)	(18,535)	(29,809)	(10,000)	3,576	29,177	21,432	28,970
Interest expense	15,868	18,512	18,872	17,804	14,054	10,874	9,778
Expenses related to debt refinancing	3,017	—	—	—	—	—	6,313
Other expense, net	136	(480)	77	(719)	(461)	(511)	(221)
Other income	630	655	1,031	72	581	666	393

Income (loss) before income taxes	(36,654)	(48,146)	(27,764)	(14,875)	15,243	10,713	13,051
Income tax expense (benefit)	(8,731)	(11,120)	(4,691)	(1,932)	5,875	4,339	5,278

Net income (loss)	$(27,923)	$(37,026)	$(23,073)	$(12,943)	$9,368	$6,374	$7,773

Selected balance sheet data (at end of period):
Cash and cash equivalents	$1,159	$—	$679	$3,897	$398		$6,505
Working capital	6,101	12,146	1,931	2,756	(8,889)		16,764
Total assets	300,849	286,803	245,184	222,787	185,787		195,592
Total debt, including current maturities(1)	183,318	181,848	178,600	176,757	137,997		173,332
Stockholder’s equity (deficit)	25,363	12,466	(11,661)	(24,712)	(14,853)		(36,326)

								Nine months ended
	Fiscal year ended September 30,							June 30,

	1998	1999	2000	2001		2002		2002	2003

	(Dollars in thousands)							(Unaudited)
Other financial data:
EBITDA, as defined(2)	34,450	22,904	31,833	35,824		49,087		36,742	45,097
EBITDA margin	15.2%	9.6%	14.2%	17.0%		22.4%		22.1%	26.8%
Depreciation and amortization	52,355	52,058	40,802	32,176		19,329		14,644	15,734
Capital expenditures	22,576	21,704	17,250	15,675		13,161		9,427	9,331
Ratio of earnings to fixed charges(3)(4)	—	—	—	0.26	x	2.03	x	1.98 x	2.88	x

(1)	Total debt does not include amounts relating to lease receivables that we have sold.

(2)	EBITDA is defined as net income plus income tax expense, plus depreciation, plus amortization, plus interest expense, plus expenses related to debt refinancing, plus equity loss in affiliate, plus foreign exchange loss and minus gain on disposal of assets. EBITDA is presented in this manner because we believe it is a widely accepted financial indicator of a company’s ability to service and/or incur indebtedness. However, EBITDA, as defined, should not be considered as an alternative to net income as a measure of operating results or to cash flow as a measure of liquidity in accordance with generally accepted accounting principles. Since EBITDA, as defined, is not calculated identically by all companies, the presentation in this prospectus may not be comparable to those disclosed by other companies. In addition, the definition of EBITDA, as defined, differs from the definition of Consolidated EBITDA applicable to the covenants for the notes.

      Set forth below is a reconciliation of EBITDA, as defined, to our net income:

						Nine months ended
	Fiscal year ended September 30,					June 30,

	1998	1999	2000	2001	2002	2002	2003

						(Unaudited)
Net income	$(27,923)	$(37,026)	$(23,073)	$(12,943)	$9,368	$6,374	$7,773
Income tax expenses (benefit)	(8,731)	(11,120)	(4,691)	(1,932)	5,875	4,339	5,278
Depreciation	8,337	9,445	9,074	8,727	6,852	5,301	4,603
Amortization	44,018	42,613	31,728	23,449	12,477	9,343	11,131
Interest expense	15,868	18,512	18,872	17,804	14,054	10,874	9,778
Expenses related to debt refinancing	3,017	—	—	—	—	—	6,313
Equity loss in affiliate	—	—	—	611	552	600	208
Foreign exchange (gain) loss	(136)	480	(77)	108	120	122	13
Gain on disposal of assets	—	—	—	—	(211)	(211)	—

EBITDA, as defined	$34,450	$22,904	$31,833	$35,824	$49,087	$36,742	$45,097

(3)	For purposes of computing the ratio of “earnings” to fixed charges, earnings represents the sum of income (loss) before income taxes and fixed charges. Fixed charges represents the sum of interest expense, the interest portion of rental expense, the equity loss in affiliate and the expenses related to debt refinancing.

(4)	Earnings did not cover fixed charges by $33.6 million, $48.1 million and $27.8 million for the years ended September 30, 1998, 1999 and 2000.

Management’s discussion and analysis of

financial condition and results of operations

         The following discussion of our financial condition and results of operations should be read in conjunction with our audited historical consolidated financial statements, our unaudited condensed consolidated interim financial statements and the notes accompanying those statements, which are included elsewhere in this prospectus. The results described below are not necessarily indicative of the results to be expected in any future periods. This discussion contains forward-looking statements based on our current expectations, which are inherently subject to risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors. We undertake no obligation beyond what is required under applicable securities law to publicly update or revise any forward looking statement to reflect current or future events or circumstances, including those set forth herein, in the section entitled “Risk factors” and elsewhere in this prospectus.

Overview

      We are a leading provider of enterprise resource planning, or ERP, systems and information services for the automotive aftermarket and hardlines and lumber industries. Our systems and services are designed to improve the operating efficiency and profitability of manufacturers, distributors, retailers and service providers through enhanced inventory management and database information. Our systems and services enable users to conduct computerized identification, location and selection of parts, to manage inventory and to obtain sales history and point-of-sale information. Our systems offerings are enhanced by extensive information services featuring database products and by customer support and maintenance services. We believe that the value added nature of our systems and services, our strong customer relationships, our customer solutions and the significant risks and costs associated with switching systems provide us with a stable customer base and a receptive market for new product offerings.

      Our Automotive Group develops, implements and supports industry leading technical solutions for automotive manufacturers, wholesalers, retailers, service chains and service dealers in both North America and Europe. This market consists of the manufacturing, distribution, sale and installation of both new and remanufactured parts used in the maintenance and repair of automobiles and light trucks. This market has several characteristics that drive significant inventory management challenges for its participants. We provide systems and services that address these challenges and help our customers compete effectively. These tools include four key components:

•	we develop, install and support enterprise management solutions for warehouses and stores in wholesale distribution;

•	we offer the most comprehensive automotive parts catalog in the industry, which is available to all segments of the aftermarket;

•	we offer both Internet and point-to-point connectivity devices, connecting all levels of the automotive aftermarket from distributors and retailers to service providers. These connectivity products allow for electronic data interchange (“EDI”) and trading partnerships; and

•	we provide supply chain analytic solutions to both distributors and manufacturers, to assist them in their inventory and marketing decisions.

      With our 25 years of experience serving the automotive aftermarket, we have gained significant industry-specific knowledge which we leverage through both expanded relationships with leading industry participants and our ability to drive industry-wide inventory initiatives.

      Our Industry Solutions Group provides enterprise management systems and services to the hardlines, lumber and building materials, agribusiness, lawn and garden and commercial and industrial markets. The hardlines and lumber industries consist of the sale of products for a variety of end uses, including residential and commercial building construction, maintenance and repair, lawn and garden and agribusiness. This industry has been driven by several major market participants which have expanded their business throughout the United States by providing products and services using a mass merchandising format. In this environment, the other retailers and wholesalers, which include over 60,000 stores in our target market, have been required to upgrade or replace their existing systems in order to reduce costs and improve service levels to maintain their market positions.

      Our Industry Solutions Group has generated substantial revenue improvement since 2000. This revenue improvement has been the result of several key initiatives, including:

•	capitalizing on our existing base of approximately 8,000 customer locations by upgrading them to our newer generation of core software products;

•	utilizing our strategic relationships with two major hardlines cooperatives to rollout complementary software products to their members; and

•	leveraging our sales efforts through other hardlines cooperatives, major wholesale marketing groups and lumber and building material distributors and brokers to market our high end products and services.

Sale related to the automotive recycling group

      On October 1, 2003, we closed on the sale of the assets of our Automotive Recycling Group (“ARD”) under the terms of the sale, the purchaser purchased substantially all of the assets and assumed certain liabilities of ARD for a total purchase price of $6.7 million plus net working capital. The total revenue generated by these assets for the fiscal year ended September 30, 2002 and the nine-months ended June 30, 2003 was $9.0 million and $6.1 million, respectively.

General

      Revenues. We derive revenue primarily from two sources: systems revenue; and services and finance revenue. Systems revenue includes the sale of our computer hardware equipment and associated peripherals and related software license fees and systems training and installation. Services and finance revenue generally consists of revenue associated with the maintenance, service and finance of such systems and revenue from the sale of information databases and system connectivity services.

      Cost of revenues. Cost of system revenue primarily includes computer hardware and peripherals purchased from third parties, the labor and overhead associated with assembling, installing and training customers on our systems and the amortization of capitalized software costs. Cost of services revenue primarily includes personnel costs associated with the maintenance and service of systems, personnel costs associated with data entry into our information databases, bad debt expense, the amortization of capitalized databases and telecommunication and facility costs.

      Sales and marketing expense. Sales and marketing expense primarily consists of personnel costs associated with our sales and marketing efforts, bad debt expense related to our accounts and lease receivables and telecommunication and facility costs.

      Product development expense. Product development expense primarily consists of personnel costs and contract services associated with the development and maintenance of our software and databases in addition to telecommunication and facility expenses.

      General and administrative expense. These costs include departmental costs for executive, legal, administrative services, finance, telecommunications, facilities and information technology.

      Amortization of goodwill. Goodwill represents the excess of cost over the fair value of assets acquired. We adopted SFAS 142 as of October 1, 2001 and no longer amortize goodwill.

      Other income (expense). Other income (expense) includes income from partnerships and 401(e) deferred compensation plan.

Historical results of operations

      The following table sets forth, for the periods indicated, certain consolidated statements of operations data expressed as a percentage of net revenue.

				Nine months
	Fiscal year ended			ended
	September 30,			June 30,

	2000	2001	2002	2002	2003

				(Unaudited)
Systems revenue	29.5%	25.0%	27.1%	27.7%	30.6%
Services and finance revenue	70.5%	75.0%	72.9%	72.3%	69.4%

Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of systems revenue	21.4%	15.9%	16.0%	17.8%	17.5%
Cost of services and finance revenue	38.0%	38.0%	35.1%	33.9%	32.0%

Total cost of revenues	59.5%	53.9%	51.1%	51.7%	49.5%

Gross profit	40.5%	46.1%	48.9%	48.3%	50.5%
Sales and marketing expense	21.1%	18.7%	15.5%	15.7%	13.9%
Product development	5.5%	8.3%	8.0%	7.6%	7.2%
General and administrative expense	13.2%	12.4%	12.1%	12.1%	12.2%
Goodwill amortization	5.1%	5.0%	0.0%	0.0%	0.0%

Total operating expenses	45.0%	44.4%	35.6%	35.4%	33.3%
Operating income	(4.5)%	1.7%	13.3%	12.9%	17.2%
Interest expense	8.4%	8.4%	6.4%	6.6%	5.8%
Expenses related to debt refinancing	0.0%	0.0%	0.0%	0.0%	3.7%
Foreign exchange gain (loss)	0.0%	(0.1)%	(0.1)%	(0.4)%	(0.1)%
Equity loss in affiliate	0.0%	(0.3)%	(0.3)%	(0.1)%	0.0%
Gain on sale of assets	0.0%	0.0%	0.1%	0.1%	0.0%
Other income, net	0.5%	0.0%	0.3%	0.4%	0.2%
Income (loss) before income taxes	(12.4)%	(7.0)%	7.0%	6.5%	7.7%
Income tax expense (benefit)	(2.1)%	(0.9)%	2.7%	2.6%	3.1%

Net income (loss)	(10.3)%	(6.1)%	4.3%	3.8%	4.6%

Nine months ended June 30, 2003 compared to nine months ended June 30, 2002

      Revenues. Revenues for the nine months ended June 30, 2003 were $168.5 million, compared to $166.0 million for the nine months ended June 30, 2002, an increase of $2.5 million, or 2%. For the nine months ended June 30, 2003, revenues for the Automotive Group decreased $4.4 million, or 5%, to $86.5 million, as compared to the nine months ended June 30, 2002. For the nine months ended June 30, 2003, revenues for the Industry Solutions Group increased $6.9 million, or 9%, to $82.0 million, as compared to the nine months ended June 30, 2002.

      Systems revenues. Systems revenues for the nine months ended June 30, 2003 were $51.6 million, compared to $45.9 million for the nine months ended June 30, 2002, an increase of $5.7 million, or 12%. Systems revenues for the Automotive Group for the nine months ended June 30, 2003 decreased $3.5 million, or 21%, to $13.0 million, as compared to the nine months ended June 30, 2002. This decrease was mainly due to a higher number of customer upgrades in the previous year. Systems revenues for the Industry Solutions Group for the nine months ended June 30, 2003 increased $9.2 million, or 31%, to $38.6 million as compared to the nine months ended June 30, 2002, principally due to completion of contract development work, an increase in sales of add-on products to existing customers, and an increase in sales of large systems.

      Services and finance revenues. Services and finance revenues were $116.9 million for the nine months ended June 30, 2003, compared to $120.0 million for the nine months ended June 30, 2002, a decrease of $3.1 million, or 3%. Services and finance revenues for the Automotive Group for the nine months ended June 30, 2003 decreased $0.8 million, or 1%, to $73.6 million, as compared to the nine months ended June 30, 2002. The decrease in automotive services and finance revenues was mainly due to lower customer support revenues. Services and finance revenues for the Industry Solutions Group for the nine months ended June 30, 2003 decreased $2.3 million, or 5%, to $43.3 million, as compared to the nine months ended June 30, 2002. This decrease was primarily due to lower information product sales to manufacturers as a result of a termination of certain primary sources of point of sale data. We do not expect to be able to replace this point of sale data.

      Cost of revenues. Cost of revenues was $83.5 million for the nine months ended June 30, 2003, compared to $85.7 million for the nine months ended June 30, 2002, a decrease of $2.2 million, or 3%. For the nine months ended June 30, 2003, cost of revenues for the Automotive Group decreased $5.6 million, or 12%, to $41.2 million, as compared to the nine months ended June 30, 2002. For the nine months ended June 30, 2003, cost of revenues for the Industry Solutions Group increased $3.4 million, or 9%, to $42.3 million, as compared to the nine months ended June 30, 2002. Cost of revenues as a percentage of revenues was 50% and 52% for the nine months ended June 30, 2003 and 2002, respectively.

      Cost of systems revenues. Cost of systems revenues was $29.6 million for the nine months ended June 30, 2003, compared to $29.5 million for the nine months ended June 30, 2002, an increase of $0.1 million, or less than 1%. Cost of systems revenues for the Automotive Group for the nine months ended June 30, 2003 decreased $3.2 million, or 27%, to $8.9 million, as compared to the nine months ended June 30, 2002. The decrease was largely due to the decrease in systems sales. Cost of systems revenues as a percentage of systems revenues for the Automotive Group was 68% and 73% for the nine months ended June 30, 2003 and 2002, respectively. Cost of systems revenues for the Industry Solutions Group for the nine months ended June 30, 2003 was $20.7 million, compared to $17.4 million for the nine months ended June 30, 2002, an increase of $3.3 million, or 19%. The increase in cost of systems revenue was predominantly due to the increase in system sales. The cost of systems revenues as a percentage of systems revenues for the Industry Solutions Group was 54% and 59% for the nine months ended June 30, 2003 and 2002, respectively. The changes in cost percentages for both the automotive and the Industry Solutions Groups were chiefly due to a more profitable product mix sold in the period ended June 30, 2003.

      Cost of revenues for services and finance. Cost of revenues for services and finance was $53.9 million for the nine months ended June 30, 2003, compared to $56.2 million for the nine months ended June 30, 2002, a decrease of $2.3 million, or 4%. Cost of revenues for services and finance for the Automotive Group for the nine months ended June 30, 2003 decreased $2.4 million, or 7%, to $32.3 million, compared to the nine months ended June 30, 2002. Cost of revenues of services and finance for the Automotive Group decreased mainly due to greater database capitalization and lower bad debt expense. Cost of revenues of services and finance for the Industry Solutions Group for the nine months ended June 30, 2003 increased $0.1 million, or less than 1%, to $21.6 million, compared to the nine months ended June 30, 2002. Cost of revenues of services and finance for the Industry Solutions Group increased mainly due to lower database capitalization. As a percentage of services revenues, cost of revenues for services and finance for the Automotive Group was 44% and 47% for the nine months ended June 30, 2003 and 2002, respectively. As a percentage of services revenues, cost of revenues for services and finance for the Industry Solutions Group was 50% and 47% for the nine months ended June 30, 2003 and 2002, respectively.

      Sales and marketing expense. Sales and marketing expense for the nine months ended June 30, 2003 decreased $2.7 million, or 10%, to $23.4 million, as compared to the nine months ended June 30, 2002. Sales and marketing expense for the Automotive Group for the nine months ended June 30, 2003 decreased $1.6 million, or 13%, to $10.5 million, as compared to the nine months ended June 30, 2002. As a percentage of automotive revenue, sales and marketing expense for the Automotive Group was 12% and 13% for the nine months ended June 30, 2003 and 2002, respectively. The decrease in automotive sales and marketing expense was related principally to lower bad debt expense resulting from the outsourcing of lease activity. Sales and marketing expense for the Industry Solutions Group for the nine months ended June 30, 2003 decreased

$1.1 million, or 8%, to $12.9 million, as compared to the nine months ended June 30, 2002. The decrease in sales and marketing expense in the Industry Solutions Group was related primarily to lower bad debt expense resulting from the outsourcing of lease activity. As a percentage of Industry Solutions Group revenue, sales and marketing expense for the Industry Solutions Group was 16% and 19% for the nine months ended June 30, 2003 and 2002.

      Product development expenses. Product development expenses for the nine months ended June 30, 2003 decreased $0.5 million to $12.1 million, as compared to the nine months ended June 30, 2002. Product development expenses for the Automotive Group for the nine months ended June 30, 2003 decreased $0.9 million, or 9%, to $9.0 million. The decrease was largely due to greater software capitalization, due to certain projects being expensed in the prior year. As a percentage of Automotive Group revenue, product development expenses for the Automotive Group were 10% and 11% for the nine months ended June 30, 2003 and 2002, respectively. Product development expenses for the Industry Solutions Group for the nine months ended June 30, 2003 increased $0.4 million, or 14%, to $3.1 million. The increase was predominantly due to less software capitalized in the nine months ended June 30, 2003. As a percentage of Industry Solutions Group revenue, product development expenses for the Industry Solutions Group remained constant at 4% for the nine months ended June 30, 2003 and 2002.

      General and administrative expense. General and administrative expense for the nine months ended June 30, 2003 increased $0.5 million, or 2%, to $20.6 million, as compared to the nine months ended June 30, 2002. As a percentage of revenues, general and administrative expense remained constant at 12% for the nine months ended June 30, 2003 and 2002, respectively. The increase was chiefly due to higher personnel costs.

      Interest expense. Interest expense for the nine months ended June 30, 2003 was $9.8 million compared to $10.9 million for the nine months ended June 30, 2002, a decrease of $1.1 million, or 10%. The decrease was due primarily due to a lower debt balance during the nine months ended June 30, 2003. See “Liquidity and Capital Resources.”

      Expenses. Expenses related to debt refinancing of $6.3 million for the nine months ended June 30, 2003 related to the write-off of $0.3 million and $3.7 million of debt issuance cost incurred for the prior issuance of debt which was repaid in December 2002 and June 2003, respectively, and $2.3 million of consent fee paid to the holders of the Senior Subordinated Notes for the tendering of such Notes.

      As a result of the above factors, the Company realized net income of $7.8 million for the nine months ended June 30, 2003, compared to net income of $6.4 million for the nine months ended June 30, 2002, an improvement of $1.4 million, or 22%.

Year ended September 30, 2002 compared to year ended September 30, 2001

      Revenue. Total revenue for the year ended September 30, 2002 was $218.7 million compared to $211.0 million for the year ended September 30, 2001, an increase of $7.7 million or 4%. For the year ended September 30, 2002, total revenue for the Automotive Group increased $0.1 million, or less than 1%, to $119.4 million as compared to the year ended September 30, 2001. For the year ended September 30, 2002, total revenue for the Industry Solutions Group increased $7.6 million, or 8%, to $99.3 million as compared to the year ended September 30, 2001.

      Systems revenue. Systems revenue for the year ended September 30, 2002 was $59.2 million compared to $52.7 million for the year ended September 30, 2001, an increase of $6.5 million or 12%. Systems revenue for the Automotive Group for the year ended September 30, 2002 increased $0.6 million to $20.8 million as compared to the year ended September 30, 2001. Systems revenue for the Industry Solutions Group for the year ended September 30, 2002 increased $5.9 million to $38.4 million as compared to the year ended September 30, 2001. The increase in systems revenue was primarily due to additional systems and products sold to the current customer base.

      Services and finance revenue. Services and finance revenue was $159.5 million for the year ended September 30, 2002 compared to $158.3 million for the year ended September 30, 2001, an increase of $1.2 million or 1%. Services and finance revenue for the Automotive Group for the year ended September 30,

2002 decreased $0.5 million to $98.6 million as compared to the year ended September 30, 2001. Services and finance revenue for the Industry Solutions Group for the year ended September 30, 2002 increased $1.7 million to $60.9 million as compared to the year ended September 30, 2001. The increase in the Industry Solutions Group’s services and finance revenue was largely due to increased advice line customers and new information products.

      Cost of total revenue. Cost of total revenue was $111.8 million for the year ended September 30, 2002 compared to $113.7 million for the year ended September 30, 2001, a decrease of $1.9 million or 2%. For the year ended September 30, 2002, cost of total revenue for the automotive Group decreased $6.0 million or 9%, to $58.3 million as compared to the year ended September 30, 2001. For the year ended September 30, 2002, cost of total revenue for the Industry Solutions Group increased $4.1 million, or 8%, to $53.5 million as compared to the year ended September 30, 2001.

      Cost of systems revenue. Cost of systems revenue was $35.1 million for the year ended September 30, 2002 compared to $33.5 million for the year ended September 30, 2001, an increase of $1.6 million or 5%. Cost of systems revenue for the automotive Group for the year ended September 30, 2002 increased $0.1 million to $14.8 million as compared to the year ended September 30, 2001, predominately due to increased system sales. Cost of systems revenue for the Industry Solutions Group for the year ended September 30, 2002 increased $1.5 million to $20.3 million compared to the year ended September 30, 2001. The increase in the Industry Solutions Group’s cost of systems revenue is principally due to increased system sales. Cost of systems revenue as a percentage of system revenues for the automotive Group was 71% and 73% for the year ended September 30, 2002 and 2001, respectively. Cost of systems revenue as a percentage of systems revenue for the Industry Solutions Group was 53% and 58% for the years ended September 30, 2002 and 2001, respectively. The percentage fluctuations were primarily due to the mix of products sold.

      Cost of services and finance revenue. Cost of services and finance revenue was $76.7 million for the year ended September 30, 2002 compared to $80.3 million for the year ended September 30, 2001, a decrease of $3.6 million or 4%. Cost of services and finance revenue for the automotive Group for the year ended September 30, 2002 decreased $6.2 million to $43.5 million compared to the year ended September 30, 2001, chiefly due to more efficient use of our hardware support services and to lower amortization and freight expense. Cost of services and finance revenue for the Industry Solutions Group for the year ended September 30, 2002 increased $2.6 million to $33.2 million compared to the year ended September 30, 2001. Cost of services and finance revenue for the Industry Solutions Group is up from 2001 largely due to higher demand for our hardware services. As a percentage of services and finance revenue, cost of services and finance revenue for the automotive Group was 44% and 50% for the years ended September 30, 2002 and 2001, respectively. As a percentage of service and finance revenue, cost of services and finance revenue for the Industry Solutions Group was 54% and 51% for the years ended September 30, 2002 and 2001, respectively. The change in cost of services and finance revenue as a percentage of revenue for both the automotive and Industry Solutions Groups was primarily due to the factors mentioned above.

      Sales and marketing expense. Sales and marketing expense for the year ended September 30, 2002 decreased $5.6 million to $33.9 million as compared to the year ended September 30, 2001. Sales and marketing expense for the Automotive Group for the year ended September 30, 2002 decreased $6.3 million to $15.7 million as compared to the year ended September 30, 2001. Sales and marketing expense for the Industry Solutions Group for the year ended September 30, 2002 increased $0.7 million to $18.2 million as compared to the year ended September 30, 2001. The decrease in the Automotive Group’s sales and marketing expense was predominately due to lower bad debt expense and reduced personnel and travel costs. The increase in Industry Solutions Group sales and marketing expense was principally due to higher personnel costs, driven by its higher systems revenue. As a percentage of revenue, sales and marketing expense for the Automotive Group was 13% and 18% for the years ended September 2002 and 2001, respectively. As a percentage of revenue, sales and marketing expense for the Industry Solutions Group was 18% and 19% for the year ended September 2002 and 2001, respectively.

      Product development expenses. Product development expenses remained steady at $17.4 million for the years ended September 30, 2002 and September 31, 2001. Product development expenses for the Automotive

Group for both years were $13.7 million. Product development expenses for the Industry Solutions Group for both years remained at $3.7 million. As a percentage of revenue, product development expenses for the Automotive Group were 12% and 11% for the years ended September 30, 2002 and 2001, respectively. As a percentage of revenue, product development expenses for the Industry Solutions Group remained constant at 4% for the years ended September 30, 2002 and 2001.

      General and administrative expenses. General and administrative expenses for the year ended September 30, 2002 were $26.4 million compared to $26.2 million, an increase of $0.2 million or 1% from the year ended September 30, 2001. As a percentage of revenues, general and administrative expense was 12% for the years ended September 30, 2002 and 2001.

      Amortization of goodwill. On October 1, 2001, we adopted the new accounting guidance regarding amortization of goodwill. This adoption caused goodwill amortization to cease being recorded and resulted in a $10.6 million decrease in expense from 2001 to 2002.

      Interest expense. Interest expense for the year ended September 30, 2002 was $14.1 million compared to $17.8 million, a decrease of $3.7 million or 21%. The decrease in interest expense was chiefly due to a decrease in the base rates, Bank Prime and LIBOR, used in computing the interest charged to us, and to a lower principal balance. See the section entitled “Liquidity and capital resources.”

      Other income (expense). Other income (loss) for the year ended September 30, 2002 increased $0.8 million to $0.1 million, largely due to the gain on the sale of our facility in Newton, N.J.

      Income taxes. We recorded income tax expense attributable to continuing operations of $5.9 million for the year ended September 30, 2002 and an income tax benefit attributable to continuing operations of $1.9 million for the year ended September 30, 2001. The decrease in income tax benefit is due to improved profitability.

      Net income. As a result of the above factors, we experienced net income of $9.4 million for the year ended September 30, 2002, compared to a net loss of $12.9 million for the year ended September 30, 2001, an improvement of $22.3 million or 172%.

Year ended September 30, 2001 compared to year ended September 30, 2000

      Revenues. Total revenue for the year ended September 30, 2001 was $211.0 million compared to $223.9 million for the year ended September 30, 2000, a decrease of $12.9 million or 6%. For the year ended September 30, 2001, total revenue for the Automotive Group decreased $14.8 million, or 11%, to $119.3 million as compared to the year ended September 30, 2000. For the year ended September 30, 2001, total revenue for the Industry Solutions Group increased $1.9 million, or 2%, to $91.7 million as compared to the year ended September 30, 2000.

      Systems revenue. Systems revenue for the year ended September 30, 2001 was $52.7 million compared to $66.0 million for the year ended September 30, 2000, a decrease of $13.3 million or 20%. Systems revenue for the Automotive Group for the year ended September 30, 2001 decreased $12.8 million to $20.2 million as compared to the year ended September 30, 2000. Systems revenue for the Industry Solutions Group for the year ended September 30, 2001 decreased $0.5 million to $32.5 million as compared to the year ended September 30, 2000. The decrease in the Automotive Group’s systems revenue was primarily due to lower sales of warehouse systems, store systems to national accounts, automotive recycling systems, and a strategic marketing focus shift away from direct marketing of service dealer systems in favor of value added reseller relationships.

      Services and finance revenue. Services and finance revenue was $158.3 million for the year ended September 30, 2001 compared to $157.9 million for the year ended September 30, 2000, an increase of $0.4 million or less than one percent. Services and finance revenue for the Automotive Group for the year ended September 30, 2001 decreased $2.1 million to $99.1 million as compared to the year ended September 30, 2000, principally due to customer attrition in its older, maintenance store products, service dealer, and automotive recycling lines. Services and finance revenue for the Industry Solutions Group for the year ended September 30, 2001 increased $2.5 million to $59.2 million as compared to the year ended September 30, 2000. This increase in the Industry Solutions Group’s service and finance revenue was due to an increase in the number of customers on service and additional revenue from its Triad Eagle product.

      Cost of total revenue. Cost of total revenue was $113.7 million for the year ended September 30, 2001 compared to $133.2 million for the year ended September 30, 2000, a decrease of $19.5 million or 15%. For the year ended September 30, 2001, cost of total revenue for the Automotive Group decreased $14.6 million or 19%, to $64.3 million as compared to the year ended September 30, 2000. For the year ended September 30, 2001, cost of total revenue for the Industry Solutions Group decreased $4.9 million, or 9%, to $49.4 million as compared to the year ended September 30, 2000.

      Cost of systems revenue. Cost of systems revenue was $33.5 million for the year ended September 30, 2001 compared to $48.0 million for the year ended September 30, 2000, a decrease of $14.6 million or 30%. Cost of systems revenue for the Automotive Group for the year ended September 30, 2001 decreased $10.8 million to $14.7 million as compared to the year ended September 30, 2000, chiefly due to lower systems sales, lower amortization due to certain assets becoming fully amortized, and lower implementation costs due to a reorganization of the implementation group. Cost of systems revenue for the Industry Solutions Group for the year ended September 30, 2001 decreased $3.8 million to $18.8 million compared to the year ended September 30, 2000. The decrease in the Industry Solutions Group’s cost of systems revenue was largely due to lower systems sales and lower depreciation and amortization expense due to certain fixed and intangible assets becoming fully amortized. Cost of systems revenue as a percentage of systems revenue for the Automotive Group was 73% and 77% for the year ended September 30, 2001 and 2000, respectively. Cost of systems revenue as a percentage of systems revenue for the Industry Solutions Group was 58% and 68% for the years ended September 30, 2001 and 2000, respectively. The percentage fluctuations were primarily due to the factors mentioned above.

      Cost of services and finance revenue. Cost of services and finance revenue was $80.3 million for the year ended September 30, 2001 compared to $85.2 million for the year ended September 30, 2000, a decrease of $4.9 million or 6%. Cost of services and finance revenue for the Automotive Group for the year ended September 30, 2001 decreased $3.8 million to $49.7 million compared to the year ended September 30, 2000, predominately due to less activity in our automotive recycling product line. Cost of services and finance revenue for the Industry Solutions Group for the year ended September 30, 2001 decreased $1.1 million, or 3%, to $30.6 million compared to the year ended September 30, 2000, principally due to the increase in services revenue. As a percentage of services and finance revenue, cost of services and finance revenue for the Automotive Group was 52% and 56% for the years ended September 30, 2001 and 2000, respectively. As a percentage of services and finance revenue, cost of services and finance revenues for the Industry Solutions Group was 51% and 53% for the years ended September 30, 2001 and 2000, respectively. The change in cost of services and finance revenue as a percentage of revenue for both the Automotive and Industry Solutions Groups primarily was due to the factors mentioned above.

      Sales and marketing expense. Sales and marketing expense for the year ended September 30, 2001 decreased $7.9 million to $39.5 million as compared to the year ended September 30, 2000. Sales and marketing expense for the Automotive Group for the year ended September 30, 2001 decreased $5.9 million to $22.0 million as compared to the year ended September 30, 2000. Sales and marketing expense for the Industry Solutions Group for the year ended September 30, 2001 decreased $2.0 million to $17.5 million as compared to the year ended September 30, 2000. The decrease in the Automotive Group’s sales and marketing expense was chiefly due to lower bad debt expense and to reduced personnel and travel costs. The decrease in the Industry Solutions Group’s sales and marketing expense was mainly due to lower personnel costs. As a percentage of revenue, sales and marketing expense for the Automotive Group was 18% and 21% for the years ended September 2001 and 2000, respectively. As a percentage of revenue, sales and marketing expense for the Industry Solutions Group was 19% and 21% for the years ended September 2001 and 2000, respectively.

      Product development expense. Product development expenses for the year ended September 30, 2001 increased $5.3 million, or 43%, to $17.5 million as compared to the year ended September 30, 2000. Product development expense for the Automotive Group for the year ended September 30, 2001 increased $5.5 million to $13.7 million. Product development expense for the Industry Solutions Group for the year ended September 30, 2001 decreased $0.2 million to $3.8 million. The increased product development expense was largely due to lower software capitalization and to the development of certain internet related products. As a percentage of revenue, product development expense for the Automotive Group was 11% and 6% for the years ended September 30, 2001 and 2000, respectively. As a percentage of revenue, product development expense for the Industry Solutions Group remained constant at 4% for the years ended September 30, 2001 and 2000.

      General and administrative expense. General and administrative expense for the year ended September 30, 2001 was $26.2 million compared to $29.6 million for the year ended September 30, 2000, a decrease of $3.4 million or 11% from the year ended September 30, 2000. As a percentage of revenues, general and administrative expense was 12% and 13% for the years ended September 30, 2001 and 2000, respectively. The decrease in general and administrative expense was predominately due to lower professional services fees to outside consulting firms.

      Amortization of goodwill. Goodwill amortization expense for the year ended September 30, 2001 was $10.6 million compared to $11.5 million for the year ended September 30, 2000, a decrease of $0.9 million. The decrease was primarily due to certain goodwill assets becoming fully amortized.

      Interest expense. Interest expense for the year ended September 30, 2001 was $17.8 million compared to $18.9 million, a decrease of $1.1 million or 6%. The decrease in interest expense was due to a decrease in the base rates, Bank Prime and LIBOR, used in computing the interest charged to us. See the section entitled “Liquidity and capital resources.”

      Other income (expense). Other income (expense) for the year ended September 30, 2001 decreased $1.7 million compared to the prior year due to our portion of an equity loss in our affiliate and to investment losses from our funded deferred compensation plan.

      Income tax expense. We recorded an income tax benefit attributable to continuing operations of $1.9 million and $4.7 million for the years ended September 30, 2001 and September 30, 2000, respectively. A deferred tax valuation allowance of approximately $0.3 million was recorded. We believe we will generate sufficient taxable income in the future on the remaining tax assets. The decrease in income tax benefit is primarily due to the reduction of the pretax loss.

      Net income. As a result of the above factors, we experienced a net loss of $12.9 million for the year ended September 30, 2001, compared to a net loss of $23.1 million for the year ended September 30, 2000, a decrease in loss of $10.2 million.

Liquidity and capital resources

      On June 27, 2003, we issued $157.0 million in aggregate principal amount of senior notes, at a discount of $2.1 million, which bear interest at 10.5% per annum, payable semiannually on each June 15 and December 15, commencing December 15, 2003 and maturing in June 2011. The proceeds from the offering of the old notes were used to (i) purchase the 9% senior subordinated notes due 2008 tendered to us in the tender offer described below, (ii) repay our existing credit facility, (iii) enable Holding to purchase the shares of Holding common stock from Glenn E. Staats and Preston W. Staats, Jr. held by them, (iv) purchase from affiliates of Hicks Muse the shares of common stock of IAP owned by them and (v) pay fees and expenses related to the offering of the old notes. We now own 47.5% of the outstanding common stock of IAP. Additionally, we replaced our revolving credit facility with a new senior credit facility that provides for maximum borrowings of $15.0 million (including letters of credit up to a maximum of $5.0 million) and matures in June 2006. The new revolving credit facility includes restrictions on certain activities and financial covenant tests.

      As of June 30, 2003, we had $173.3 million in outstanding indebtedness, an increase of $35.3 million from September 30, 2002. Our outstanding indebtedness at June 30, 2003 included no borrowings on our $15.0 million senior secured revolving credit facility, $17.4 million of 9% senior subordinated notes, and $155.0 million of senior notes. The remaining $0.9 million was related to lease financing and the debt matures in varying amounts over the next four years. The new senior credit facility bears interest at floating rates; therefore, our financial condition could be affected by changes in prevailing rates.

      Our new credit agreement imposes certain restrictions on us, the most significant of which include limitations on additional indebtedness, liens, guarantees, payment or declaration of dividends, sale of assets, investments, capital expenditures, and transactions with affiliates. Under our new senior credit agreement, we are obligated to meet certain tests relating to certain financial amounts and ratios defined in the new credit agreement. At June 30, 2003, we were in compliance with these covenants.

      In addition to servicing our debt obligations, we require substantial liquidity for capital expenditures and working capital needs. At June 30, 2003, working capital was $16.8 million compared to $(8.9) million at September 30, 2002. The increase in working capital primarily relates to the refinancing of the current long term debt and to an increase in cash and cash equivalents due to increased sales and profitability. For the nine months ended June 30, 2003, our capital expenditures were $9.3 million, including $5.6 million for capitalized computer software and database costs.

      We believe that cash flows from operations, together with the amounts available under our new credit agreement, will be sufficient to fund our working capital and debt service requirements for the foreseeable future. Our ability to meet our working capital and debt service requirements, however, is subject to future economic conditions and to financial, business and other factors, many of which are beyond our control. If we are not able to meet such requirements, we may be required to seek additional financing. There can be no assurance that we will be able to obtain financing from other sources on terms acceptable to us, if at all.

Contractual obligations and commercial commitments

      The following table summarizes our contractual obligations and payments at September 30, 2002:

	Payment due or expiration by fiscal year

	Total	2003	2004-5	2006-7	2008+

	(Dollars in thousands)
Debt(1):
9% senior subordinated notes	$100,000	$—	$—	$—	$100,000
Term loan facility	34,289	6,025	28,264	—	—
Revolving credit facility	2,500	2,500	—	—	—
Other(2)	1,208	384	654	170	—

Total debt	137,997	8,909	28,918	170	100,000
Other lease financing obligations(2)	5,021	2,044	2,613	364	—
Operating leases	24,862	4,988	8,746	4,672	6,456

Total	$167,880	$15,941	$40,277	$5,206	$106,456

(1)	As a result of the consummation of the offering for the old notes and application of the net proceeds therefrom, the contractual obligations and payments due on our debt, as of June 30, 2003, are as follows:

	Payment due or expiration by fiscal year

	Total	2003(a)	2004-5	2006-7	2008+

	(Dollars in thousands)
Debt:
10 1/2% Senior Notes	$154,949	$—	$—	$—	$154,949
9% senior subordinated notes	17,475	—	—	—	7,475
Revolving credit facility	—	—	—	—	—
Other(2)	908	102	621	185	—

Total debt	173,332	102	621	185	72,424
Other lease financing obligations(2)	2,967	353	2,601	13	—
Operating leases	21,121	1,247	8,746	4,672	6,456

Total	$197,420	$1,702	$11,968	$4,870	$178,880

(a)	Fiscal 2003 represents the three months following June 30, 2003.

(2)	These obligations will be funded by amounts received from lessees party to these lease agreements. Furthermore, the Company’s recourse obligation is limited to a percentage of the aggregate initial financing proceeds.

      Our sources of short-term funding are our operating cash flows and our new credit arrangement. The new agreement contains terms and conditions customary for such agreements including minimum levels of debt and interest coverage and limitations on leverage. At September 30, 2002, we complied with all of the terms and conditions of our credit agreements.

      The following table summarizes our commercial commitments at September 30, 2002 (in thousands):

	Expiration by fiscal year

	Total	2003	2004-5	2006-7	2008+

CCI/ TRIAD Financial notes payable(1)	$16,997	$9,941	$7,050	$6	$—
Standby letters of credit(2)	300	300	—	—	—
Guarantees(3)	185	116	69	—	—

Total	$17,482	$10,357	$7,119	$6	$—

(1)	These obligations are reflected on the financial statements of CCI/TRIAD Financial Holding Corporation as discussed in the off-balance sheet arrangements section below. These obligations will be funded by amounts received from lessees party to these lease agreements. Furthermore, our recourse obligation is limited to a percentage of the aggregate initial financing proceeds. See discussion in Note 4 — Lease Receivables in the notes to the financial statements included in this prospectus.

(2)	There is one standby letter of credit which secures certain demand deposit accounts belonging to our European subsidiaries.

(3)	The guarantees relate to automobiles leased for general corporate purposes by our European subsidiaries.

Off-balance sheet arrangements

      Our wholly owned subsidiary, CCI/TRIAD Financial Holding Corporation (“CCI/TRIAD Financial”), maintains lease receivables sold via short-term lending arrangements along with its corresponding notes payable. Due to the bankruptcy remote nature of CCI/TRIAD Financial, CCI/TRIAD Financial is excluded from our consolidated financial statements.

      Prior to March 2001, we sold lease receivables via short term lending agreements with banks and other financial institutions. At the time of sale, we recorded the newly-created servicing liabilities (lease servicing obligation and recourse obligation) at their estimated fair value and CCI/TRIAD Financial recorded the lease receivables from the lessees and the corresponding notes payable to the lenders. On September 30, 2002, CCI/TRIAD Financial held $17.1 million in leases and $17.0 million in related notes payable.

      The short term lease financing agreements contain restrictive covenants which allow us to sell leases only while in compliance with those covenants. In the event of non-compliance, the banks and lending institutions could assume administrative control (servicing) of the lease portfolio and could prohibit further sales under the available credit facilities. During the period ended September 30, 2002, we were in compliance with the covenants.

      CCI/TRIAD Financial has not entered into any new lending arrangements since March 2001. Furthermore, we do not anticipate that CCI/TRIAD Financial will enter any new lending arrangements. The remaining lease assets and associated notes payable amortize through December 2005.

      Summarized financial information of CCI/ TRIAD Financial as of September 30, 2001 and 2002 and for the fiscal years ended September 30, 2000, 2001, and 2002 is as follows (in thousands):

	September 30,

	2001	2002

Investment in leases	$33,356	$17,095
Other assets	539	561

Total assets	$33,895	$17,656

Notes payable	$33,072	$16,997
Other liabilities	510	367
Shareholder’s equity	313	292

Total liabilities and shareholder’s equity	$33,895	$17,656

	Fiscal year ended September 30,

	2000	2001	2002

Lease revenue	$5,049	$3,786	$2,329
Interest expense	5,049	3,771	2,350

Net income (loss)	$—	$15	$(21)

      In January 2003, the FASB issued Interpretation 46, Consolidation of Variable Interest Entities, an interpretation of ARB 51, that significantly changes whether entities included in its scope are consolidated by their sponsors, transferors or investors. We are evaluating the impact of this complex standard that will be effective for interim periods beginning after June 15, 2003. If we were to conclude that CCI/TRIAD Financial were within the scope of the interpretation, it may result in the consolidation of the assets and liabilities (or some portion thereof) in the consolidated financial statements.

Quantitative and qualitative disclosures about market risk

Interest rate risk

      At September 30, 2002, approximately $36.8 million of our long-term debt, specifically borrowings outstanding under our senior credit facilities, bears interest at variable rates. Accordingly, our net income and after tax cash flow are affected by changes in interest rates. Assuming the current level of borrowings at variable rates and assuming a two percentage point change in the 2002 average interest rate under these borrowings, it is estimated that our 2002 interest expense would have changed by $1.1 million, resulting in a change in our 2002 net income. In the event of an adverse change in interest rates, we would likely take actions to further mitigate its exposure; however, due to the uncertainty of the actions that would be taken and their possible effects, this analysis assumes no such actions. Further, this analysis does not consider the effects of the change in the level of overall economic activity that could exist in such an environment.

      At September 30, 2002, we had $100.0 million of outstanding 9% senior subordinated notes. The 9% senior subordinated notes bear interest at a fixed rate of nine percent and are not subject to the changes in interest rates. Concurrently with the consummation of the offering of the old notes, we completed a tender offer for our 9% senior subordinated notes. Pursuant to the tender offer, we accepted tenders of notes from holders of 82.5% of the $100 million outstanding notes.

      In connection with the offering for the old notes, we used a portion of the proceeds to repay our existing credit facility. Concurrently with the offering for the old notes we entered into a new senior revolving credit facility, which would bear interest at variable rates. Accordingly, our net income and after tax cash flow could be affected by changes. The old notes bear interest at fixed rates and are not subject to the changes in interest rates.

Foreign currency risk

      The majority of our operations are based in the United States and, accordingly, the majority of our transactions are denominated in United States dollars; however, we do have foreign based operations where transactions are denominated in foreign currencies and are subject to market risk with respect to fluctuations in the relative value of currencies. Currently, we have operations in Canada, the United Kingdom and Ireland and conduct transactions in the local currency of each location.

      We monitor our foreign currency exposure and, from time to time, will attempt to reduce our exposure through hedging. At September 30, 2002, we had no foreign currency contracts outstanding.

Critical accounting policies and estimates

      The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, management evaluates estimates, including those discussed below. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Software and database development costs

      Costs incurred internally in creating computer software products are expensed until technological feasibility has been established, which is typically evidenced by a completed program design. Thereafter, applicable software development costs are capitalized and subsequently reported at the lower of amortized cost or net realizable value. Costs incurred related to the accumulation of data for the development of databases are capitalized and subsequently reported at the lower of amortized cost or net realizable value. Capitalized costs are amortized using the straight-line method over the estimated economic life of the product not to exceed five years. We are required to use our professional judgment in determining whether software development costs meet the criteria for immediate expense or capitalization using the criteria described above and evaluate software and database development costs for impairment at each balance sheet date by comparing the unamortized capitalized costs to the net realizable value. The amount by which unamortized capitalized costs exceed the net realizable value of the asset is written off and recorded in results of operations during the period of such impairment. The net realizable value is the estimated future gross revenue from that product reduced by the estimated future costs of completing, maintaining, and disposing of the product.

Revenue recognition

      We derive revenue from software license fees and the sale of computer hardware, maintenance, and services. We generally utilize written contracts as the means to establish the terms and conditions by which our licenses, products, maintenance and services are sold to our customers. Revenue from software license fees and from the sale of hardware products is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations remain, the fee is fixed and determinable and collection is probable. When several elements, including software, maintenance and services, are aggregated and sold as a system to a customer we have established vendor-specific objective evidence of fair value for maintenance and services and have determined that such services are not essential to the functionality of the delivered software, the revenues from such multiple-element arrangements are allocated to each element based upon the residual method, whereby the fair value of the undelivered element of the contract is deferred. In those instances that include significant customization or modification of the software, contract accounting is applied to both the software and services elements of the arrangement. Where estimates of costs to complete and extent of progress are reasonably dependable, systems revenue from these software arrangements is recognized on a percentage-of-completion method with progress-to-completion measured based upon installa-

tion hours incurred. In other instances where costs or estimates are not dependable, systems revenue from these software arrangements is recognized at completion based upon the completed contract method.

      These policies require our management, at the time of the transaction, to assess whether the amounts due are fixed or determinable, collection is reasonably assured, and if future performance obligations exist. These assessments are based on the terms of the agreement with the customer, past history, and credit worthiness of the customer. If management determines that collection is not reasonably assured or future performance obligations exist, revenue recognition is deferred until these conditions are satisfied.

Allowance for doubtful accounts

      We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers was to deteriorate due to industry factors, general economic factors or otherwise, resulting in an impairment of their ability to make payments, additional allowances may be required.

Allowance for lease losses

      The allowance for lease losses provides coverage for probable and estimable losses in our lease portfolios. The allowance recorded is based on a review of all leases outstanding and transactions in process. The determination of the appropriate amount of any provision is based on management’s judgment at that time and takes into consideration all known relevant internal and external factors that may affect the lease portfolio, including levels of non-performing leases, lessees’ financial condition, leased values as well as general economic conditions and credit quality indicators. Our allowance includes an estimate of reserves needed to cover specifically identified lease losses and certain unidentified but inherent risks in the portfolio. If the financial condition of our leasing customers were to deteriorate due to industry factors, general economic factors or otherwise, resulting in an impairment of their ability to make payments, additional allowances may be required.

Valuation of goodwill and other intangibles

      Business acquisitions typically result in goodwill and other intangible assets, and the recorded values of those assets may become impaired in the future. The determination of the value of these intangible assets requires management to make estimates and assumptions that affect our consolidated financial statements. We assess potential impairments to intangible assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. Our judgments regarding the existence of impairment indicators and future cash flows related to intangible assets are based on operational performance of the acquired businesses, market conditions and other factors. Future events could cause us to conclude that impairment indicators exist and that goodwill associated with the acquired businesses is impaired. Any resulting impairment loss could have an adverse impact on our results of operations.

Recently issued accounting standards

      In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (“SFAS 145”). The new statement requires sale-leaseback accounting for those lease modifications that have economic effects similar to sale-leaseback transactions. It also provides new guidance for debt extinguishment transactions that are part of an entity’s recurring operations. SFAS 145 is effective for fiscal years beginning after May 15, 2002. As a result, we no longer classify debt extinguishment transactions as extraordinary items. These costs are now included within other expenses in the statement of operations.

      In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, effective for exit or disposal activities initiated after December 31, 2002. The statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. We do not anticipate any material impact from this statement on our financial position or results of operations.

      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, effective for fiscal years ending after December 15, 2002. This statement amends SFAS 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The statement also requires prominent disclosures about the method of accounting for stock-based employee compensation and its effect on reported results. We do not anticipate any material impact from this statement on our financial position or results of operations.

      In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”) “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 requires that we recognize the fair value for certain guarantee and indemnification arrangements issued or modified by us after December 31, 2002. When we determine that a loss is probable, the estimable loss must be recognized as it relates to applicable guarantees and indemnifications. Some of the software licenses granted by us contain provisions that indemnify customers of our software from certain damages and costs resulting from claims alleging that our software infringes the intellectual property rights of a third party. We record resulting costs as incurred and historically, such costs have not been material. Accordingly, we have not recorded a liability related to these indemnification provisions.

      In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”), which clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements. FIN 46 requires variable interest entities (VIE) to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE activities or entitled to receive a majority of the entity’s residual returns or both. A company that consolidates a VIE is called the primary beneficiary of that entity. FIN 46 also requires disclosures about VIE that a company is not required to consolidate but in which it has a significant variable interest. The provisions of this interpretation apply immediately to VIE created after January 31, 2003 and apply to existing VIE in the first fiscal year or interim period beginning after June 15, 2003. We are currently assessing the application of FIN 46 as it relates to certain variable interests acquired before January 31, 2003, and any accounting impact will be reported in the fiscal 2003 financial statements. We are continuing to review our variable interests and the outcome of this review will determine whether there is a need to consolidate additional entities.

      In November 2002, the EITF reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We do not expect the adoption of EITF Issue No. 00-21 to have a material effect on our consolidated results of operations, financial condition or cash flows.

Business

Overview

      We are a leading provider of enterprise resource planning, or ERP, systems and information services for the automotive aftermarket and hardlines and lumber industries. Our systems and services are designed to improve the operating efficiency and profitability of manufacturers, distributors, retailers and service providers through enhanced inventory management and database information. Our systems and services enable users to conduct computerized identification, location and selection of parts, to manage inventory and to obtain sales history and point-of-sale information. Our systems offerings are enhanced by extensive information services featuring database products and by customer support and maintenance services. We believe that the value added nature of our systems and services, our strong customer relationships, our comprehensive solutions and the significant risks and costs associated with switching systems provide us with a stable customer base and a receptive market for new product offerings.

      Our Automotive Group develops, implements and supports industry leading technical solutions for automotive manufacturers, wholesalers, retailers, service chains and service dealers in both North America and Europe. This market consists of the manufacturing, distribution, sale and installation of both new and remanufactured parts used in the maintenance and repair of automobiles and light trucks. This market has several characteristics that drive significant inventory management challenges for its participants. We provide systems and services that address these challenges and help our customers compete effectively. These tools include four key components:

•	we develop, install and support enterprise management solutions for warehouses and stores in wholesale distribution;

•	we offer the most comprehensive automotive parts catalog in the industry, which is available to all segments of the aftermarket;

•	we offer both Internet and point-to-point connectivity devices, connecting all levels of the automotive aftermarket from distributors and retailers to service providers. These connectivity products allow for electronic data interchange (“EDI”) and trading partnerships; and

•	we provide supply chain analytic solutions to both distributors and manufacturers, to assist them in their inventory and marketing decisions.

      With our 25 years of experience serving the automotive aftermarket, we have gained significant industry-specific knowledge which we leverage through both expanded relationships with leading industry participants and our ability to drive industry-wide inventory initiatives.

      Our Industry Solutions Group provides enterprise management systems and services to the hardlines, lumber and building materials, agribusiness, lawn and garden and commercial and industrial markets. The hardlines and lumber industries consist of the sale of products for a variety of end uses, including residential and commercial building construction, maintenance and repair, lawn and garden and agribusiness. This industry has been driven by several major market participants which have expanded their business throughout the United States by providing products and services using a mass merchandising format. In this environment, the other retailers and wholesalers, which include over 60,000 stores in our target market, have been required to upgrade or replace their existing systems in order to reduce costs and improve service levels to maintain their market positions.

      Our Industry Solutions Group has generated substantial revenue improvement since 2000. This revenue improvement has been the result of several key initiatives, including:

•	capitalizing on our existing base of approximately 8,000 customer locations by upgrading them to our newer generation of core software products;

•	utilizing our strategic relationships with two major hardlines cooperatives to rollout complementary software products to their members; and

•	leveraging our sales efforts through other hardlines cooperatives, major wholesale marketing groups and lumber and building material distributors and brokers to market our high end products and services.

Our strengths

      Market and service leadership in the automotive aftermarket. We have developed products and services for our substantial base of customers within each level of the automotive aftermarket. Our ERP systems are installed at approximately 10,000 wholesaler locations, representing over one-third of the available locations in the United States. Our catalog products reach approximately 65,000 subscribers monthly. Through our connectivity products, we can connect our own network of systems and third party suppliers who use our data catalog. This gives us critical mass to accumulate inventory and sales information which can be leveraged to improve supply chain management in the industry.

      Market leader in the growing hardlines and lumber industry. We have successfully developed a market leading presence in the hardlines and lumber industry. We estimate there are over 60,000 store locations in this industry that are potential users of our management information systems. We intend to continue to capitalize on our existing base of approximately 8,000 customer locations, including our relationships with major hardlines cooperatives, major wholesale marketing groups and lumber and building material distributors to market our products and services.

      Substantial installed base. With over 18,000 customer locations, we have the largest installed base in the automotive and hardlines and lumber segments and significant footholds in a half-dozen other industries. The accuracy and efficiency of our products and services are integral to our customers’ operations. We believe that our strong customer relationships, our comprehensive solutions and the significant risks and costs associated with switching systems, provide us with a stable customer base and a receptive market for new product offerings.

      Strong base of recurring revenues. Approximately 66% of our revenues are generated from monthly subscriptions to database information, software support and maintenance services. These revenues have historically exhibited consistency and are expected to increase as our installed base grows.

      Extensive databases. We believe that we maintain the most extensive databases in the automotive parts aftermarket industry, which, when used with our systems, are designed to increase efficiency and accuracy in the selection, pricing and sale of parts. We believe there are over four million different auto parts available to consumers, multiple manufacturers for each product line, approximately 200,000 new SKUs introduced each year and over 150,000 SKUs discontinued each year. Our electronic catalog databases are the most cost effective and efficient way to access both historical and current parts information.

Our business strategy

      Our business strategy starts with our core markets. We began in the automotive aftermarket and then expanded into the hardlines and lumber segments. Our present strategy is to increase our penetration in these core markets and expand into other large industries characterized by complex product applications and high service distribution environments (“complex distribution environments” or “CDE”). We believe we are well positioned to leverage our proven technologies and experienced support organization to further penetrate our existing markets and expand into similar CDE segments.

      In following this business strategy, we have implemented and are implementing several specific initiatives:

•	Introduce new products. We are introducing new products and significantly upgrading our existing CDE solutions, including developing a new platform for jobber management, upgrading our warehouse management solutions, and continuing to improve our newly-released hardlines and lumber platforms.

•	Improve and expand our information services. Our Automotive Group is upgrading its core catalog product. In addition, we are launching a new catalog aimed at the underserved heavy duty truck segment. Our Industry Solutions Group is expanding its point-of-sale data movement services to include the lumber industry.

•	Connect the automotive aftermarket. We have separated our connectivity and data products from our software and have begun to selectively market these products through value added resellers in order to position ourselves as the e-catalog and connectivity standard for the automotive aftermarket. We have recently entered into exclusive relationships with a number of key customers and have begun to penetrate their existing customer base with these products.

•	Leverage our strategic hardlines partnerships. Our Industry Solutions Group enjoys strategic relationships with the two largest hardlines cooperatives. We plan to use these partnerships to sell into new customers and penetrate our existing customer base add-on products and services.

•	Grow the lumber business. We are penetrating the lumber yard segment with our high-end management system. We plan to both attract new customers and upgrade existing legacy platform customers.

•	Expand into adjacent vertical markets. By leveraging our current technology platforms and existing customer base in wholesale distribution segments, we plan to further develop and penetrate those segments.

•	Introduce manufacturer catalog services. Our Automotive Group has begun to target the manufacturer segment with data products and service offerings. We are introducing both catalog management systems as well as data products and services to the manufacturer to aid in the development, maintenance, and distribution of catalog information.

Automotive group

Automotive parts aftermarket industry overview

      The automotive parts aftermarket industry consists of the manufacturing, distribution, sale and installation of both new and remanufactured parts used in the maintenance and repair of automobiles and light trucks. This market is the 11th largest industry in the United States, is believed to have generated approximately $185 billion in sales in 2002 and accounted for approximately 3% of all jobs in the United States. We believe that growth in the automotive parts aftermarket will continue to be driven by several favorable trends, including:

•	growth in the aggregate number of vehicles in use;

•	increase in the average age of vehicles in operation;

•	growth in the total number of miles driven per vehicle per year;

•	increased vehicle complexity; and

•	continued proliferation of the number of required parts in the automotive aftermarket.

      In addition, this industry faces severe inventory management challenges. These challenges include:

•	Limited stocking of parts — over 20% of all parts sold by a retailer or distributor are not stocked locally;

•	Unsold products — approximately 25% of the parts stocked are never sold and eventually are returned to the manufacturer; and

•	Returned products — more than 25% of parts sold to installers are returned, often after months or years.

      Solving these challenges requires a combination of enterprise management systems, data, supply chain tools and services and connectivity to a critical mass of participants in the industry. We believe that our combination of products and services and our large customer base in the automotive parts aftermarket qualify us to provide these solutions.

      The total number of vehicles in use in the United States between 1992 and 2001 increased at a compound annual growth rate of 2.2% from 174 million to 209 million. The average age of passenger cars and light trucks on the road in 2001 was 9.3 years and 8.5 years, respectively, up from 8.1 years for cars and 8.4 years for trucks in 1992. Of the entire population of registered vehicles in the United States today, 67.0% are five years or older. Older vehicles are generally serviced by independent service dealers while younger vehicles are generally serviced by new car dealerships. Over the last ten years, the total number of miles driven on roads in the United States has increased at an annualized rate of approximately 2.5% due to an average increased usage of each vehicle and an increase in the number of vehicles in operation.

Distribution channels

      There are three distinct vertical distribution channels through which auto parts distribution occurs:

•	the traditional wholesale channel;

•	the retail channel; and

•	the new car manufacturer channel.

      Additionally, within each of these three channels there are varying levels of distribution. In the wholesale channel there are generally four primary levels of distribution:

•	manufacturers;

•	warehouse distributors;

•	stores (wholesalers, retailers and new car dealers); and

•	installers.

      Manufacturers supply automotive parts to warehouse distributors, which distribute automotive parts to stores, which stock and sell the automobile parts used by installers and “do-it-yourself” purchasers. The retail channel is similarly structured, but with fewer intermediaries. In the retail channel, parts flow directly from the manufacturer to the retailer. In turn, the retailer sells directly to the “do-it-yourself” market, as well as to many installers. Parts in the new car manufacturer channel are distributed directly from the manufacturer to new car dealers, often through a feeder warehouse. Additionally, new car dealers sell parts to independent installers. In addition to the traditional goods flow from manufacturer through the distribution levels, there is substantial lateral trading between stores and warehouses.

•	Wholesale channel. The wholesale channel is the predominant distribution channel in the automotive parts aftermarket. Warehouse distributors sell to service dealers through stores. Stores, which are smaller than warehouse distributors and positioned geographically near the service dealers they serve, are utilized due to the time-critical nature of the repair business and the inability of the installer to stock an extensive part selection.

Historically, the wholesale channel has involved the four distribution levels described above in a three-step process. However, this channel has various hybrid distribution methods with the predominant of these hybrids being the two-step distribution process. The two-step process consolidates the warehouse distributor and the store into an operation that sells directly to installers.

Apart from the shift toward a two-step distribution process in recent years, many warehouse distributors have purchased and continue to purchase stores both from independent owners and from small wholesale chains. This consolidation improves warehouse distributors’ buying power with manufacturers and, therefore, strengthens their competitive position in the market. Our Automotive Group, as the leading provider of systems and services to the United States and Canadian warehouse distributor market, has benefited from the industry consolidation as many warehouse distributors have replaced acquired stores’ existing systems with the Automotive Group’s systems.

Installers consist of independent professional service dealers and specialized shops affiliated with national chains, such as Midas and Firestone. The installer segment has experienced slow consolidation over the last 10 to 15 years. Throughout the 1970s, full service stations providing gasoline, automotive accessories and repairs, and independent repair garages had the largest share of the service dealer market. During the early 1980s, service stations lost market share to general repair national chain stores and specialized shops.

•	Retail channel. The retail channel is made up of large specialty retailers, “mom and pop” stores and regional chains that sell to “do-it-yourself” customers. Larger specialty retailers, such as AutoZone, Discount Auto Parts, O’Reilly and CSK, carry a greater number of parts and accessories at more attractive prices than smaller retail outlets and are gaining market share. The management information systems used to communicate between levels in this channel are generally developed internally for the large specialty retailers and purchased from third parties for the smaller organizations.

•	New car manufacturer channel. New car manufacturers distribute parts through a feeder warehouse to new car dealers. New car dealers purchase information systems from a variety of third party system providers including Reynolds and Reynolds Company, Automatic Data Processing, Inc., Universal Computer Systems, Inc. and several car manufacturers themselves.

Drivers of computerization

      There are a variety of factors that drive the need for computerization within the automotive parts aftermarket industry.

•	Inventory complexity. With over 20% of parts sold not stocked, approximately 25% of parts stocked not sold and more than 25% of parts sold eventually returned, there is substantial inefficiency in the automotive aftermarket supply chain. This inefficiency results in direct cost inefficiencies including excess inventory carrying costs, excessive logistical costs and over production of parts at the manufacturer’s level. Overcoming these costly dynamics requires a combination of our products, including ERP systems, catalog information, connectivity, data warehousing and supply chain analytical tools.

•	Volume of data. Participants in the automotive parts aftermarket industry are required to manage large quantities of data. There are over four million different SKUs available to parts sellers, over 200,000 new SKUs introduced each year, and over 150,000 SKUs discontinued each year. The number of parts in the automotive parts aftermarket industry rose by 69% between 1997 and 2002. As a result, most automotive parts aftermarket participants require a comprehensive inventory management system to track this proliferation of new parts. Moreover, manufacturers update catalogs and part prices frequently and installers dealers return many of the parts ordered, furthering the need for strong inventory management.

•	Service requirements. Consumer demand for same day repair service and the installers’ incentive to turn repair bays encourage installers to require delivery of specific parts from stores usually within 90 minutes or less. Therefore, the ability of a warehouse distributor or store to access information about parts availability and promptly supply the required product is critical to its success as the preferred provider to the installers it serves. To meet the timing requirements, there is a strong trend to automate the communication and ordering between stores and installers.

Products and services

      Our Automotive Group’s software and systems, together with its database products, provide comprehensive business solutions targeted to the automotive parts aftermarket. Our Automotive Group provides standard application programs that include user options allowing the selective structuring of application files and reports to meet customers’ specific requirements. These software products also allow the Automotive Group’s customers to access our Automotive Group’s proprietary databases. Automotive Group supplied hardware components include central processing units (“CPUs”), disk drives, video display terminals, DVD-ROM storage devices, point-of-sale terminals, communication devices, printers and other peripherals. Our Automotive Group’s systems also have communication capabilities allowing users to exchange purchase orders and pricing and inventory information with suppliers and, in some cases, customers. Our Automotive Group also provides software and hardware support services for its management systems.

Automotive parts aftermarket systems

      Our Automotive Group’s products have been designed to provide interconnectivity to all levels of the wholesale distribution channel. This electronic network enables the automotive parts aftermarket industry to efficiently market parts throughout the distribution channel. Our Automotive Group’s principal automotive parts aftermarket industry products, based on the level of the distribution channel for which such products are targeted, are as follows:

•	Warehouse distributor. Our Automotive Group has several products available to meet the needs of warehouse distributors. One of these products, the A-DIS system, provides applications for the management of large warehouse distributors, handling complex inventory management issues, parts purchasing, product pricing, parts returns management, sales history and complete financial management services. The A-DIS product is fully connected to the J-CON product. In addition, the Series 12 and CCITRIAD Prism store products have connectivity and limited integration with A-DIS.

A second product, CCITRIAD Ultimate, is designed and targeted at regional and local warehouse distributors or at national distributors that primarily service stores in a compact geographic area that are looking to manage multiple locations and inventories on a single system.

A third product is The Paperless Warehouse product, which is fully integrated with the A-DIS and CCITRIAD Ultimate products. This product incorporates radio frequency wireless networking, barcode scanning and handheld computing technology to improve the efficiency of the receiving, picking and shipping functions of the warehouse.

•	Parts sales outlet. Our Automotive Group currently markets several products, including J-CON, Eclipse, and CCITRIAD Prism to stores. The J-CON product was developed to manage stores that are members of a national account program, trading principally with a single warehouse or an A-DIS system. The J-CON product also allows the store to connect with installers through CCITRIAD and VAR installer automation, the ServiceExpert EZ and ServiceEstimator II products. The J-CON product serves as an inventory management and electronic purchasing tool. The Eclipse product, which is targeted for independent stores, tracks inventory, performs accounting functions and executes point-of-sale operations such as invoicing and billing. The CCITRIAD Prism product is designed to meet the needs of both national and independent stores as well as stores in a two-step distribution process. Our Automotive Group also maintains and supports Series 12 and LOADSTAR products.

Customer support services

      Our Automotive Group provides service, training and support to our customers. Our Automotive Group’s system owners are principally small business proprietors without the internal staffing or expertise to train users or to maintain computer systems on a consistent basis. These customers generally require a high level of service, training and support.

      Our Automotive Group sells a variety of post sale support programs through its system support agreements, including on-site preventive and remedial maintenance, hardware engineering modifications, depot repair services and daily system operating support by phone. Our Automotive Group’s customers can call our Automotive Group’s advice line service, which gives them access to trained personnel able to perform on-line diagnostics or to field engineers if on-site service is necessary. We have developed a Web-based product called EntryPoint that allows customers direct access to a call tracking system, and on-line product training courses, and on-line knowledge base. These features allow customers to request support services, review specific calls or their entire call history, increase employee system knowledge through on-line coursework, or search a knowledge base to obtain immediate answers to questions. Virtually all new system customers enter into system support agreements, and most retain such service agreements as long as they own the system. Monthly fees vary with the system size and configuration. The agreements are generally month to month agreements with up to a 90 day cancellation notice period. Our Automotive Group offers training for new and existing customers at the facilities of both our Automotive Group and its customers. In addition to training on system operations and software enhancements, our Automotive Group offers seminars and workshops to assist customers in understanding the capabilities of their systems.

      For many of our Automotive Group’s large automotive warehouse distributor customers, our Automotive Group provides systems facilities management services. Many of these are facilitated through a limited partnership arrangement. Through these arrangements, our Automotive Group provides customers with on-site managers and employees experienced in warehouse and store applications to operate the customers’ computer facilities.

      Our Automotive Group also offers a premium service package, Professional Services, for Prism and Ultimate customers. This additional fee service provides senior service representatives to specific accounts for a period of six to twelve months to assist the customer in utilizing the more advanced features of our business management systems.

Information services

      We provide electronic catalogs, bar codes, related repair information and reports based on point-of-sale activity through a variety of data services. These proprietary database products and services generate recurring revenues through monthly subscription fees and differentiate our products from those of our competitors. We offer data services to our automotive parts aftermarket industry customers, including distributors, manufacturers and retail parts and services chains.

•	Electronic catalog. Our electronic catalog products provide access to a database of over 75 million unique automobile part applications for approximately 6,500 automotive aftermarket product lines. These products virtually eliminate the time consuming and cumbersome use of printed catalogs and are designed to increase productivity and accuracy in parts selection and handling. Software on the warehouse distributor, store and installer systems enables the user to access the electronic catalog database. Customers use the catalog feature within their warehouse distributor, store, or installer system to identify parts associated with a specific vehicle. We charge a monthly subscription fee for our electronic catalog database and provide customers with periodic updates. There are approximately 10,000 distributor locations, 1,800 retail locations and 10,000 installer locations subscribed to our electronic catalogs service.

•	ePartExpert. Our electronic catalog database is available in a format designed for Internet use. Named ePartExpert, the database and access software have been modified to enable consumers and service professionals to look up automotive product applications for themselves, view diagrams and select the parts for their vehicle. This product is positioned for use by the manufacturer, warehouse distributor, and service dealer segments of the automotive aftermarket.

•	InterChange. Our Interchange database allows the cross reference of original equipment manufacturers’ part numbers to aftermarket manufacturers part numbers and from one aftermarket supplier to another for the same part. This product, which is sold on a monthly subscription basis, enables the warehouse distributor, store or service dealer to identify a suitable replacement part when only the part number of the old part is known. Interchange replaces a cumbersome paper-based process that can involve many different catalogs to identify the correct part. Customers are provided updates to the InterChange product monthly.

•	TelePricing. This suite of services provide electronic price updates directly to the warehouse distributor, store or installer system for automotive parts following a manufacturer’s price change, eliminating a customer’s need to input this data manually. Customers are provided updates to the TelePricing service daily and weekly.

•	LaborExpert database. We have licensed from Mitchell the LaborExpert database, which provides authorized guidance of labor hours for car repairs. This database, which can be integrated with our store and installer systems and the ServiceExpert EZ family of products, is targeted to the installers.

LaborExpert permits users to comply more easily with regulations in many states that require written estimates of repair costs. The repair functions within the LaborExpert product have been mapped to the appropriate parts in the electronic parts catalog database, providing for a seamless, efficient process of gathering of parts and labor information by the service dealer in preparing a repair estimate. Customers are provided updates to the LaborExpert database monthly.

•	ePartInsight data warehouse. This product can be connected to all our Automotive Group’s warehouse and store applications as well as third party applications. It provides a data hub capability to allow large buying groups to have inventory information on a virtual entity basis.

•	Service intervals database. We provide an electronic database of service intervals for both routine and severe service maintenance schedules. It includes parts and labor that can be instantly tuned to the customer’s need. We expect to release this database in the summer of 2003.

•	Tire by size database. This database facilitates look-up by size. It makes cross-references to various makes and applications and provides additional tire data that can be linked to inventory levels.

•	Manufacturer services. We provide a number of fee based services to the manufacturer segment of the market. These services include catalog application coverage analysis compared to similar product groups from other manufacturers, pricing comparison to similar parts available in the market, and electronic catalog data mapping and format conversion. These products and services are provided as needed to manufacturers to assist them with their marketing initiatives.

Connectivity products

      We offer a collection of internet and modem-based communication products that connect the automotive aftermarket from manufacturers through distributors to installers. Our flagship product, AConneX, uses the internet to allow communication between and among both CCITRIAD software systems and non-CCITRIAD software systems. AConneX enables:

•	Internet ordering of parts from installers to stores through our eStore partners;

•	the creation of trading networks among stores and warehouses. This enables pooling and trading of inventory at the distribution level; and

•	EDI interface between warehouses and manufacturers.

      With its critical mass of installed bases and ability to connect all levels of the aftermarket, we believe that AConneX has the potential to become the communication backbone of the aftermarket industry.

Sales and marketing

      Our Automotive Group markets its products to the automotive parts aftermarket through a direct sales force and a telesales/telemarketing organization with approximately 40 employees. Incentive pay is a significant portion of the total compensation package for all sales representatives and sales managers. Additionally, our Automotive Group leverages its relationships with large warehouse distributors through its National Account Program (and other VARs), in which these accounts resell store and service dealer systems to either company owned stores or to other customers that are closely associated to the warehouse distributor.

      Automotive Group VAR programs include sales of store management systems (J-CON, via the National Account program),and data products and connectivity services (through both distribution and service dealer solution providers).

Internet Autoparts, Inc.

      On May 31, 2000, we, along with our majority stockholder, Hicks Muse, entered into a joint venture arrangement with certain customers and other investors to form IAP. IAP will provide the automotive aftermarket with a Web-based parts ordering and communications platform linking automotive service providers with wholesale distributors and other trading partners. We granted certain non-exclusive, perpetual, non-transferable licenses to IAP in return for a one-third interest in IAP.

      IAP is powered by our Web-based parts catalog, ePartExpert, and has access to our internet communications gateway, AConneX, which provides seamless communications among our various business platforms and third-party management systems. AConneX is available for licensing to third-party management systems in addition to IAP. The licenses granted to IAP provide for the payment to us of royalties based upon a percentage of net sales made by IAP using the licensed technology.

      As part of our arrangement with IAP, IAP agreed, subject to certain exceptions, not to compete with us in the businesses in which we are engaged. In addition, we agreed, subject to certain exceptions, not to compete with IAP in the business of selling new or rebuilt automotive parts over the Internet to service dealers and consumers. After giving effect to the repurchase by us of the IAP common stock held by certain affiliates of Hicks Muse, we own, directly or indirectly, approximately 47.5% of the outstanding common stock of IAP.

Industry Solutions Group

Hardlines and lumber industry overview

      The hardlines and lumber industry consists of the sale of products for residential and commercial building construction, maintenance and repair, lawn and garden, and agribusiness. We estimate that this industry, comprised primarily of hardware retailers, home centers, lumber and building materials suppliers, agribusiness retailers, lawn and garden retailers and paint retailers, generated approximately $200 billion in revenues in 2002. This market is segmented primarily into three groups:

•	Mass merchandisers. The ten largest retailers in the hardlines and lumber industry (the “Mass Merchandisers”) represent over 6,700 stores and account for approximately 47% of the annual industry sales volume. The Mass Merchandisers include mass merchandisers such as Home Depot, Lowe’s and Sears. As a result of their size, it is generally more cost effective for the Mass Merchandisers to customize and support their own systems, and, therefore, the Mass Merchandisers do not purchase systems from our Industry Solutions Group. Our Industry Solutions Group believes that the growth of the Mass Merchandisers generally has driven the need to reduce costs and pursue consolidation strategies throughout the industry. The Mass Merchandisers have been able to reduce costs and improve merchandising efficiency through economies of scale and the implementation of automated retail systems. In order to remain competitive, companies outside the Mass Merchandisers need to increase their merchandising efficiencies and productivity.

•	Lumber and building material dealers. The 500 largest retailers in the hardlines and lumber industry, excluding the Mass Merchandisers (the “Lumber and Building Material Dealers”), are estimated to account for approximately 17% of the industry’s annual sales volume. There are approximately 6,500 stores in this market, which are predominantly populated by lumber and building material dealers. This market is fragmented and has experienced consolidation as firms try to compete with the Mass Merchandisers. In addition, this market has experienced significant upgrading of existing systems and a shifting from in-house systems to turnkey systems produced by our Industry Solutions Group. Our Industry Solutions Group believes that retailers will continue to upgrade systems as the industry continues to respond to competition and innovation by the Mass Merchandisers.

•	Cooperative dealers. The hardlines retailers which are not Mass Merchandisers or Lumber and Building Material Dealers (the “Cooperative Dealers”) are typically smaller, independent stores with a niche focus. We believe that there are approximately 51,000 stores in this market, which accounted for nearly 36% of the industry annual sales volume. This market is fragmented and has experienced limited consolidation. Our Industry Solutions Group believes the majority of this market is affiliated with cooperatives, which encourage their members to install computerized point-of-sale and store management systems to more effectively compete with the rest of the industry. Our Industry Solutions Group believes the larger stores in this segment will continue to represent a large portion of the Industry

Solutions Group’s revenue base as firms upgrade their computer systems in order to protect their niche market positions.

      We believe that revenue growth in the hardlines and lumber industry will continue to be driven by several favorable trends, including:

•	new home construction and sales and remodeling of existing homes;

•	favorable demographic trends, such as an increase in dual income families; and

•	continued expansion of product and service offerings by major market participants which drive the rest of the market to rely heavily on MIS solutions to generate operating efficiencies.

Drivers of computerization

      Computerization within the hardlines and lumber industry has been predominantly driven by the Mass Merchandisers which have expanded their business throughout the United States. As a result of this strategy, hardlines and lumber consumers have been able to purchase products and services cheaper from Mass Merchandisers than was traditionally available. This has driven the Lumber and Building Material Dealers and the Cooperative Dealers to computerize or upgrade their existing systems in order to reduce costs and improve service to maintain their market positions.

Products and services

      Our Industry Solutions Group’s software and systems, together with its full range of support services, provide comprehensive business solutions targeted to the hardlines and lumber and related industries. Our Industry Solutions Group provides standard application programs that include user options allowing the selective structuring of applications files and reports to meet customers’ specific requirements. In addition, our Industry Solutions Group provides point of sale product movement information services to manufacturers.

Principal products

      Our Industry Solutions Group’s systems automate inventory control, point-of-sale accounting and supplier communications. Our Industry Solutions Group’s principal systems products are as follows:

•	Triad Eagle. The Triad Eagle system for Windows® is designed for small and medium sized dealers across multiple segments, including hardware, lumber and building material, paint and agribusiness. The Triad Eagle system has applications and features created to meet the unique needs of hardware stores and lumber and building materials operations. It manages the flow of a customer’s typical sales transaction, including estimating, ordering, inventory management, shipping, invoicing and tracking accounts receivable.

•	Triad Falcon. The Triad Falcon system is our Industry Solutions Group’s product targeted at large multi-location lumber and building material and home center retailers. Triad Falcon provides flexibility in tailoring the system to meet the needs required of individuals, groups, departments and single or multiple store locations.

•	Inet. Inet works with Triad Eagle, Triad Falcon, Triad Gemini (see below), and Triad CSD (see below) system products to give dealers online access to their customers for ordering and account information.

      In addition to the above principal products, our Industry Solutions Group also services and maintains several products. Our Industry Solutions Group expects the customers of these products to migrate to the Triad Eagle or Triad Falcon over the next few years.

•	Triad CSD. The Triad CSD series of systems is designed for mid- to large-sized hardlines and lumber dealers due to its greater power and functionality. Triad CSD products allow for product offerings suitable for hardlines and building materials chains with up to 20 stores and $150.0 million in annual sales.

•	Triad Gemini. The Triad Gemini system is designed for large hardlines and lumber dealers. Triad Gemini customers represent some of the largest companies in the hardlines and lumber industry. Gemini’s customers have revenue up to $1.0 billion.

Customer support services

      Our Industry Solutions Group’s customer support services organization provides service, training and support to the Industry Solutions Group’s customers. Our Industry Solutions Group’s system owners are principally small and medium business proprietors without complete internal staffing or expertise to train users or to maintain computer systems on a consistent basis. These customers require a high level of service, training and support. Our Industry Solutions Group typically provides a limited warranty on its systems ranging from 30 to 90 days. Our Industry Solutions Group also sells a variety of post sale support programs through its system support agreements, including on-site maintenance, depot repair services and daily system operating support by phone. Our Industry Solutions Group’s customers can call our Industry Solutions Group’s advice line service which gives them access to trained personnel able to perform on-line diagnostics or to field engineers if on-site service is necessary. Virtually all new system customers enter into system support agreements, and most retain such service agreements as long as they own the system. Monthly fees vary with the system size and configuration and service agreements are generally month to month.

      Our Industry Solutions Group offers training for new and existing customers at both its facilities and the facilities of its customers. In addition to training in system operations and software enhancements, our Industry Solutions Group offers seminars and workshops to assist customers in understanding the capabilities of their systems.

Information services

      Our Industry Solutions Group markets database services to manufacturers with products called VISTA, IDW and IDX. VISTA information services provide product manufacturers with ongoing measurement of brand and item movement with major product classifications using point-of-sale business analysis data from independent hardware stores, home centers and lumber and building materials outlets. Information provided by VISTA gives manufacturers insight into how a specific product or brand performs against its competitors and the market in general. IDW is an industry warehouse of parts descriptions and prices marketed to electrical parts manufacturers and distributors. IDX is an industry data exchange for purchase order and related documents using EDI and internet technologies or electrical manufacturers and distributors.

Sales and marketing

      Our Industry Solutions Group markets its products and services to the hardlines and lumber industry through a geographically-based direct and telesales/ telemarketing sales and sales support force of approximately 75 employees. Incentive pay is a significant portion of the total compensation package for all sales personnel.

      Our Industry Solutions Group’s marketing approach in the hardlines and lumber industry has been to develop close relationships with key market influencers. This strategy includes obtaining endorsements and developing exclusive relationships, distributor partnerships and other alliances. Currently, our Industry Solutions Group enjoys over 30 such relationships in the industry. The goal of this relationship program is to enhance the productivity of the field sales team and create leveraged selling opportunities for system sales, information services and support revenues. We have exclusive agreements to develop, market, and support modified versions of the Triad Eagle system to two large buying cooperatives in the hardlines and lumber industry, representing over 8,000 retail locations. These agreements have allowed a streamlining of the distribution channel and reductions in direct sales costs.

Corporate services

Customer financing

      We believe having a lease financing option for our customers shortens the sales cycle and provides a competitive advantage in marketing our products. Since June 2001, we have offered this financing through an outsourcing partner. Leases provided through our partner are originated and funded by our partner. Accordingly, we have neither an ownership interest in nor credit related contingent liability for these particular leases.

      Prior to June 2001, we offered lease financing directly to our customers. We usually aggregated lease receivables into a pool and sold these lease receivable pools via short-term lending agreements with banks and other financial institutions. At the time of sale, we recorded the newly created servicing liabilities (lease servicing obligation and recourse obligation) at their estimated fair value. Gains resulting from the sale of lease receivables are reflected in finance revenue. At June 30, 2003, we had a remaining portfolio of outstanding leases to over 2,000 customers with a balance of approximately $15.7 million, the last of which expires in 2005.

      Our short-term financing agreements contain restrictive covenants, which allow us to sell leases only while in compliance with covenants contained in the agreements. In the event of noncompliance, the banks and lending institutions could assume administrative control (servicing) of the lease portfolio. We are in material compliance with these covenants, and management believes that it will be able to maintain compliance with these covenants in the foreseeable future. Pursuant to the short term financing agreements, we are contingently liable for losses in the event of lessee nonpayment up to stated recourse limits and full recourse on lease receivables financed that do not meet certain requirements established by the bank or lending institutions. At June 30, 2003, we estimate the maximum amount of the potential recourse against us under these agreements to be $9.5 million. We provide for the fair value of the recourse obligation based upon an analysis that considers among other things, the remaining size of the financed leases versus the initial financing amount, the creditworthiness of the lease receivable, the recourse provision the lease receivable is subject to and our historical experience, which includes loss recoveries through resale of repossessed systems.

System integration and distribution

      We do not manufacture the hardware components of our systems, but we do integrate some of our products with hardware components and software products of third party vendors. We use Dell Inc.’s industry standard server and workstation hardware to power most of our software solutions. We utilize a just-in-time inventory system to help ensure that efficient cost controls are in place.

Hardware services and support

      We provide hardware systems and support through two primary vehicles. Our field service engineering team can be dispatched throughout the United States to diagnose and repair hardware and software on site. In addition, our depot facility supports remote system, and peripheral repair.

Software development and technology

      We have approximately 200 registered copyrights and approximately 70 registered trademarks. We attempt to protect our proprietary information in a number of ways. First, we distribute our software through licensing agreements, which require licensees to acknowledge our ownership of the software and the confidential nature of our proprietary information. Second, all of our personnel are required to assign all of their rights to inventions, patents and confidential information to us and to agree to keep confidential and not disclose to third parties our proprietary information. Finally, we require that all other third parties producing or receiving any of our proprietary information execute an assignment, confidentiality and non-disclosure agreement. Product development expense in fiscal 2000, 2001, and 2002 was $12.2 million, $17.5 million, and $17.4 million, respectively.

Customers and suppliers

      No single customer accounted for more than 10% of our revenues during the years ended September 30, 2000, 2001, and 2002. While we believe our relationships with our customers are generally good, one customer which for the year ended September 30, 2002 accounted for approximately 8.1% of our net revenue could over time choose to reduce its relationship with us in the future. No single supplier provides more than 10% of the total supplies used in our operations. In addition, we have a number of competitive sources of supply for any particular product used in our integration operations.

Properties

      During fiscal 2002, we sold our Newton, New Jersey facility, and no longer own any real property. Our leased properties include integration and distribution, software development and data entry facilities and administrative, executive, sales, and customer support offices. Our principal executive offices are located at 804 Las Cimas Parkway, Suite 200, Austin, Texas 78746. We consider our properties to be suitable for their present and intended purposes and adequate for our current level of operations.

      Listed below are the principal properties leased by us as of June 30, 2003.

	Approx size		Lease
Location	(sq. ft.)	Description of use	termination

Austin, Texas	80,000	Principal executive offices; software development; data entry; sales; administrative	2006
Livermore, California	79,000	Divisional executive offices; software development; sales; administrative	2012
Tracy, California	36,500	Hardware computer repair	2006
Denver, Colorado	25,000	Administrative; software development	2005
Austin, Texas	23,000	Systems integration and distribution	2008
Longford, Ireland	21,000	Data entry; administrative; sales	2027
Austin, Texas	10,800	Unused office space	2004
Florence, Alabama(1)	6,000	Administrative; sales; customer support	2003
San Antonio, Texas	5,600	Customer support	2003

(1)	Assuming the closing of the transactions pursuant to an asset purchase agreement described herein to sell certain inventory and systems related to ARD, this lease will be assumed by the purchaser of the assets of ARD.

      In addition, we have short-term leases on over 50 offices and field service locations in the United States, Canada, the United Kingdom and France.

Legal proceedings

      We are a party to various legal proceedings and administrative actions, all of which are of an ordinary or routine nature incidental to our operations, except as noted below. In our opinion, these proceedings and actions should not, individually or in the aggregate, have a material adverse effect on our results of operations, financial condition or cash flows.

Employees

      As of June 30, 2003, we had approximately 1,300 employees, none of whom were represented by unions. We have not experienced any labor problems resulting in a work stoppage and believe we have good relations with our employees.

Management

         The following table sets forth certain information with respect to our directors and executive officers.

Directors and executive officers

Name	Age	Position

Michael A. Aviles	42	Chairman of the Board, President and Chief Executive Officer of Holding and the Company
Greg Petersen	40	Senior Vice President, Finance and Administration of Holding and the Company
Jack D. Furst(1)	43	Director of Holding and the Company
A. Laurence Jones(1)	49	Director of Holding and the Company
James R. Porter	66	Director of Holding and the Company
Peter S. Brodsky(1)	32	Director and Assistant Secretary of Holding and the Company
Christopher Speltz	40	Vice President of Finance and Assistant Secretary of Holding and the Company
Gary Cowsert	47	Vice President of Information Technology of the Company
Richard Rew II	35	General Counsel and Secretary of Holding and the Company

(1)	Denotes a member of our Audit Committee and Compensation Committee.

      Mr. Aviles joined us as President and Chief Operating Officer in June 1999. In 2001, Mr. Aviles became our Chief Executive Officer. Prior to joining us, Mr. Aviles served as President and CEO of Foster Grant Group, a marketer and distributor of consumer eyewear. Mr. Aviles also served as Vice President, General Manager, of FOOTACTION USA, an athletic specialty retailer, and as a Senior Manager and a Certified Public Accountant with KPMG Peat Marwick. Mr. Aviles has an M.B.A. from Stanford University and a B.B.A. from Pace University.

      Mr. Petersen joined us as Senior Vice President, Finance and Administration in September 2001. Prior to joining us, Mr. Petersen served as Vice President of Finance for Trilogy Software from 1999 until 2001. Prior to 1999, Mr. Petersen was Senior Vice President of Planning and Business Development for RailTex from 1997 to 1999. From 1989 to 1997, Mr. Petersen held various finance and strategy positions at American Airlines, most recently as managing director of corporate development. Mr. Petersen has an M.B.A. from Fuqua School of Business at Duke University and a B.A. in Economics from Boston College.

      Mr. Furst has been a director of Holding and the Company since February 1997. Mr. Furst has served as a Partner and Principal of Hicks Muse since 1989, the year in which it was formed. Mr. Furst has approximately 20 years of experience in leveraged acquisitions and private investments. Mr. Furst is involved in all aspects of Hicks Muse’s business and has been actively involved in originating, structuring and monitoring its investments. Prior to joining Hicks Muse, Mr. Furst served as a Vice President and subsequently a Partner of Hicks & Haas from 1987 to 1989. From 1984 to 1986, Mr. Furst was a Merger and Acquisitions/ Corporate Finance Specialist for The First Boston Corporation in New York. Before joining First Boston, Mr. Furst was a Financial Consultant at PricewaterhouseCoopers. Mr. Furst serves on the Boards of Directors of Home Interiors & Gifts, Inc., and International Wire Holding Company.

      Mr. Jones has been a director of the Company since July 1997. He is currently Chairman and Chief Executive Officer of Interelate, Inc., a private CRM services company. He also serves as a director of Exabyte, Inc. From 1999 to 2002, Mr. Jones was President and Chief Executive Officer of MessageMedia, Inc., a public email marketing company. From January 1998 until February 1999, Mr. Jones served as an Operating Affiliate of McCown DeLeeuw & Co. From August 1993 to August 1997, Mr. Jones served as the Chief

Executive Officer of Neodata Services Inc., a provider of marketing services. Prior to his employment by Neodata Services Inc., Mr. Jones served as Chief Executive Officer of GovPX, a provider of United States Treasury data and pricing services from 1991 to August 1993. Mr. Jones has an M.B.A. from Boston College.

      Mr. Porter has served as a director since September 1985. In February 1998, Mr. Porter retired as an employee and is no longer involved in our day-to-day management. He served as President and Chief Executive Officer of Triad Systems Corporation from September 1985 to February 1997. Mr. Porter also serves as a director of Silicon Valley Bank, FirstWave Technologies, Inc., Cardone Industries, Inc. and American Central Gas Technologies. He also serves on the Board of Regents of Pepperdine University as well as the Board of Trustees of Abilene Christian University.

      Mr. Brodsky, a partner of Hicks Muse, has been with the firm since 1995. At Hicks Muse, Mr. Brodsky has focused on the firm’s media investments, specifically in radio, television, sports and software. Prior to joining Hicks Muse, Mr. Brodsky was employed for two years in the investment banking department of CS First Boston Corporation in New York. Mr. Brodsky serves as a director of RCN Corporation, Inc. and Globix Corporation. He received his B.A. from Yale University.

      Mr. Speltz joined us as Vice President of Finance in 1999. Prior to joining us, from 1990 through 1999, Mr. Speltz worked at the investment and commercial banking firm Societe Generale, most recently as Director and Manager of the Dallas office. Mr. Speltz has an M.B.A. from the University of Texas at Arlington and a B.S. in Finance from Indiana University.

      Mr. Cowsert joined us as Vice President of Information Technology in December 2001. Prior to joining us, from 1994 through 2001, Mr. Cowsert held various information technology management positions with BMC Software in Houston, Texas, most recently as Senior Director, Technology and Network Services. Prior to BMC Software, Mr. Cowsert was the Director, Information Technology for Landmark Graphics. Mr. Cowsert also held Information Technology management positions with SystemOne (a division of Continental Airlines) and Dresser Industries. Mr. Cowsert has Bachelor’s of Science in Business Administration degrees in Management and Marketing from Central Missouri State University.

      Mr. Rew has served as Assistant Secretary of the Company and Holding since December 2000, and as Secretary since September 2002. Since April of 2000, Mr. Rew has also served as our General Counsel. Prior to joining us, Mr. Rew held various positions in the legal department at EZCORP, Inc., a publicly traded company engaged in sub-prime and collateral lending businesses. Those positions included serving as Assistant General Counsel from 1994 to 1995 and as General Counsel from 1996 to 2000. Mr. Rew is a member of the State Bar of Texas.

Director compensation

      Directors who are officers, employees or otherwise an affiliate of Holding or the Company receive no compensation for their services as directors. Each director who is not also an officer, employee or an affiliate of Holding or the Company receives a fee of $3,000 for each meeting of the Board of Directors at which the director is present. Directors are entitled to reimbursement of their reasonable out-of-pocket expenses in connection with their travel to and attendance at meetings of the Board of Directors or committees thereof. Additionally, in consideration for his services as a director, Holding issued to Mr. A. Laurence Jones a warrant to purchase 20,000 shares of common stock of Holding at an exercise price of $5.00 per share. Mr. Jones and Mr. Porter were each granted 100,000 options in fiscal year 2000, and 25,000 options in fiscal year 2002 at an exercise price of $1.00 per share and 10,000 options in fiscal year 2003 at an exercise price of $1.00 per share.

Executive compensation

Summary compensation

      The following table summarizes the compensation earned by our Chief Executive Officer and the four other most highly compensated executive officers of the Company and Holding during the fiscal years ended September 30, 2000, 2001 and 2002 (each such person is referred to as a “Named Executive Officer”).

					Long-term
					compensation
		Annual compensation			securities
	Fiscal				underlying	All other
Name and principal position	year	Salary($)	Bonus($)		options(1)	compensation($)

Michael A. Aviles	2002	354,236	2,365,500	(2)	—	—
Chairman of the Board, President and	2001	350,000	1,739,250	(2)	—	—
Chief Executive Officer of Holding	2000	350,000	3,678,000	(2)	300,000	114,683	(3)
and the Company
Greg Petersen	2002	224,375	238,000	(4)	175,000	—
Senior VP, Finance and Administration	2001	10,479	40,000		—	—
of Holding and the Company	2000	—	—		—	—
Christopher Speltz	2002	148,043	178,000	(2)	25,000	—
VP of Finance and Assistant Secretary	2001	145,834	68,827	(2)	15,000	—
of Holding and the Company	2000	136,268	45,140	(2)	90,000	—
Gary Cowsert	2002	112,500	64,107	(5)	60,000	54,740	(3)
VP of Information Technology of	2001	—	—		—	—
the Company	2000	—	—		—	—
Richard Rew II	2002	116,317	37,200	(6)	11,500	—
General Counsel and Secretary of	2001	112,666	29,594	(6)	1,000	—
Holding and the Company	2000	50,769	13,196	(6)	20,000	—

(1)	Represents grants of options to purchase shares of Holding’s common stock. See “1998 Option Plan” and “2000 Stock Option Plan.”

(2)	Includes a 401(k) matching contribution of $3,000, $3,000 and $3,000 for fiscal years 2000, 2001 and 2002.

(3)	Represents relocation expenses.

(4)	Includes a 401(k) matching contribution of $3,000 for fiscal year 2002.

(5)	Includes a 401(k) matching contribution of $1,857 for fiscal year 2002.

(6)	Includes a 401(k) matching contribution of $2,196, $3,000 and $3,000 for fiscal years 2000, 2001 and 2002, respectively.

Employment agreements

      We entered into a new employment agreement with Mr. Aviles effective July 1, 2002. The new employment agreement calls for Mr. Aviles to be employed as Chairman, President and Chief Executive Officer until September 30, 2005. Among other things, the employment agreement provides for a base salary of $375,000, annual incentive bonuses with a target of $300,000 and a severance provision of 18 months salary and bonus if Mr. Aviles is terminated without cause or if he resigns for good reason. The agreement provides Mr. Aviles the opportunity to earn up to $2.0 million annually in additional cash incentives if we meet certain cash flow improvement hurdles. The agreement also provides for a cash bonus based on the gross enterprise value in the event of a change of control, and an additional bonus pool equal to 50% of any change of control bonus earned by Mr. Aviles to be distributed to our other full-time operating employees.

      Pursuant to an employment agreement between us and Greg Petersen, we will pay severance in an amount equal to 12 months of Mr. Petersen’s base salary in the event he is terminated for reasons other than for cause, or if he resigns due to a significant reduction in title, duties, compensation, or due to a relocation of more than 50 miles.

      Other than as described above, we do not currently have employment agreements or other binding employment arrangements with any other Named Executive Officer.

1998 stock option plan

      Our 1998 Stock Option Plan, as amended (the “1998 Plan”), provides for the grant of options to key employees and eligible non-employees of Holding and its subsidiaries (including the Company) for the purchase of shares of Holding’s common stock, par value $.000125 per share (“Holding Common Stock”).

      The employees and non-employees eligible for options under the 1998 Plan are those persons who the Board of Directors (or a committee thereof) (in either case, the “Committee”) identifies as having a direct and significant effect on the performance or financial development of Holding and its subsidiaries. The 1998 Plan provides that, notwithstanding the foregoing, no grants of options may be made under the 1998 Plan to any officer or employee who received “founder’s shares” or any officer or employee who is a member of Holding’s Board of Directors. A total of 5,050,000 shares of Holding Common Stock are available in respect of options granted under the 1998 Plan, and the maximum number of shares that may be granted to any employee or eligible non-employee in respect of options granted under the 1998 Plan is 500,000. Generally, options granted under the 1998 Plan may not have a term in excess of 10 years from the date the option is granted.

      Although the Committee has discretion in determining the terms of any option, it is expected that options will generally vest and become exercisable over a five-year period beginning on the last day of the fiscal year in which the option was granted, such that:

•	10% would become vested on the second anniversary;

•	20% would become vested on the third anniversary;

•	30% would become vested on the fourth anniversary;

•	65% would become vested on the fifth anniversary; and

•	100% would become vested on the sixth anniversary.

      Notwithstanding the foregoing, in the event of a Public Offering (as defined in the 1998 Plan) all options that were not exercisable at the time of the Public Offering will vest ratably over a period of years equal to five minus the number of complete years of vesting that had occurred prior to the Public Offering. Nonvested options vest upon the occurrence of a Change of Control (as defined in the 1998 Plan). Both incentive stock options and nonqualified stock options may be granted under the 1998 Plan.

      Holding has the right, under certain circumstances, to repurchase from any optionee at the Fair Market Value (as defined in the 1998 Plan) any options held by such optionee or any shares of Holding Common Stock issued on exercise of any such options. The circumstances under which Holding may exercise this option generally include:

•	the termination of the optionee’s employment or other relationship;

•	the occurrence of a Change of Control; or

•	Holding engages in a transaction (such as a merger or share exchange) whereby the optionee would receive securities and optionee is not qualified as an “accredited investor” within the meaning of the Securities Act of 1933, as amended.

      Holding’s purchase option terminates on the consummation of a Public Offering. In addition to the foregoing, if an optionee’s employment or other relationship terminates as a result of the death of such optionee, the estate of such optionee or other person who inherits the right to exercise the option or the shares of Holding Common Stock issued on exercise of options granted under the 1998 Plan, is entitled to require us to purchase, for Fair Market Value, all or any portion of the optionee’s options or shares of Holding Common Stock issued on exercise of such options. A deceased optionee’s repurchase, or “put,” right may be exercised at any time prior to the first anniversary of the optionee’s death.

      The Board of Directors may amend, modify, suspend or terminate the 1998 Plan without the approval of Holding’s stockholders, except that, without stockholder approval, the Board of Directors will not have the power or authority to increase the number of shares of Holding Common Stock that may be issued pursuant to the exercise of options under the 1998 Plan, decrease the minimum exercise price of any incentive stock option or modify requirements relating to eligibility with respect to incentive options.

2000 stock option plan

      Our 2000 Stock Option Plan, as amended (the “2000 Plan”), provides for the grant of options to key employees and eligible non-employees of Holding and its subsidiaries (including the Company) for the purchase of shares of Holding Common Stock.

      The employees and non-employees eligible for options under the 2000 Plan are those persons who the Board of Directors or the Committee identifies as having a direct and significant effect on the performance or financial development of Holding and its subsidiaries. A total of 5,000,000 shares of Holding Common Stock are available in respect of options granted under the 2000 Plan, and the maximum number of shares that may be granted to any employee or eligible non-employee in respect of options granted under the 2000 Plan is 500,000. Generally, options granted under the 2000 Plan may not have a term in excess of 10 years from the date the option is granted.

      Although the Committee has discretion in determining the terms of any option, it is expected that options will generally vest and become exercisable over a five-year period from the grant date as follows:

•	20% would become vested on the first anniversary of the date of grant;

•	40% would become vested on the second anniversary of the date of grant;

•	60% would become vested on the third anniversary of the date of grant;

•	80% would become vested on the fourth anniversary of the date of grant; and

•	100% would become vested the fifth anniversary.

      The vesting of an option may be accelerated by the Committee at a rate not to exceed 13.3333% of the shares of the Holding Common Stock subject to stock option per year if we meet certain performance goals attributed to such option by the Committee. Notwithstanding the foregoing, in the event of a Public Offering (as defined in the 2000 Plan) all options that were not exercisable at the time of the Public Offering will vest ratably over a period of years equal to five minus the number of complete years of vesting that had occurred prior to the Public Offering. Nonvested options shall become vested shares upon the occurrence of a Change of Control (as defined in the 2000 Plan). Both incentive stock options and nonqualified stock options may be granted under the 2000 Plan.

      Holding has the right, under certain circumstances, to repurchase from any optionee at the Fair Market Value (as defined in the 2000 Plan) any options held by such optionee or any shares of Holding Common Stock issued on exercise of any such options. The circumstances under which Holding may exercise this option generally include:

•	the termination of the optionee’s employment or other relationship; or

•	the occurrence of a Change of Control.

      Holding’s purchase option terminates on the consummation of a Public Offering. In addition to the foregoing, if an optionee’s employment or other relationship terminates as a result of the death of such optionee, the estate of such optionee or other person who inherits the right to exercise the option or the shares of Holding Common Stock issued on exercise of options granted under the 2000 Plan, shall be entitled to require us to purchase, for Fair Market Value, all or any portion of the optionee’s options or shares of Holding

Common Stock issued on exercise of such options. A deceased optionee’s repurchase, or “put,” right may be exercised at any time within 180 days of the optionee’s death.

      The Board of Directors may amend, modify, suspend or terminate the 2000 Plan without the approval of Holding’s stockholders, except that, without stockholder approval, the Board of Directors will not have the power or authority to increase the number of shares of Holding Common Stock that may be issued pursuant to the exercise of options under the 2000 Plan, decrease the minimum exercise price of any incentive stock option or modify requirements relating to eligibility with respect to incentive options.

2001 broad based stock option plan

      Our 2001 Broad Based Stock Option Plan, as amended (the “2001 Plan”), provides for the grant of options to employees and eligible non-employees of Holding and its subsidiaries (including the Company) for the purchase of shares of Holding Common Stock.

      The employees and non-employees eligible for options under the 2001 Plan are employees of the Company and any direct or indirect subsidiary or parent corporation thereof now existing or hereafter formed or acquired who are responsible for our continued growth. A total of 600,000 shares of Holding Common Stock are available in respect of options granted under the 2001 Plan, and the maximum number of shares that may be granted to any employee or eligible non-employee in respect of options granted under the 2001 Plan is 5,000. Generally, options granted under the 2001 Plan may not have a term in excess of ten years from the date the option is granted.

      Although the Committee has discretion in determining the terms of any option, it is expected that options will generally vest over a five-year period from the grant date as follows:

•	20% would become vested on the first anniversary of the date of grant;

•	40% would become vested on the second anniversary of the date of grant;

•	60% would become vested on the third anniversary of the date of grant;

•	80% would become vested on the fourth anniversary of the date of grant; and

•	100% would become vested on the fifth anniversary of the date of grant.

      The vesting of an option may be accelerated by the Committee at a rate not to exceed 13.3333% of the shares of Holding Common Stock subject to such option per year if we meet certain performance goals attributed to such option by the Committee. Stock options issued under the 2001 Plan become exercisable upon the first to occur of six months following a qualified Public Offering, as defined in the 2001 Plan, or on January 1, 2008. Notwithstanding the foregoing, in the event of a Public Offering (as defined in the 2001 Plan), all options that were not exercisable at the time of the Public Offering will vest automatically on January 1, 2008. All options outstanding under the plan shall automatically vest immediately prior to the consummation of a Change of Control (as defined in the 2001 Plan). Both incentive stock options and nonqualified stock options may be granted under the 2001 Plan.

      If the options granted under the 2001 Plan become exercisable on January 1, 2008, Holding has the right, between July 1, 2008 and December 31, 2008, to repurchase from any optionee at the Fair Market Value (as defined in the 2001 Plan) any options held by such optionee or any shares of Holding Common Stock issued on exercise of any such options.

      Holding’s purchase option terminates on the consummation of a Public Offering. In addition to the foregoing, if an optionee’s employment or other relationship terminates as a result of the disability or death of such optionee, such optionee or the estate of such optionee or other person who inherits the right to exercise the option or the shares of Holding Common Stock issued on exercise of options granted under the 2001 Plan, as applicable, shall be entitled to require us to purchase, for Fair Market Value, all or any portion of the optionee’s options or shares of Holding Common Stock issued on exercise of such options. A deceased optionee’s repurchase, or “put,” right may be exercised at any time within 90 days of the optionee’s death. Upon the occurrence of a Change of Control, if an optionee’s options are not assumed or replaced by the surviving entity, Holding may terminate such options or pay to such optionee the difference between the Fair Market Value and the exercise price for any vested options as of the date of such Change of Control.

      If prior to January 1, 2008, Holding sells a Related Entity (as defined in the 2001 Plan) then the option held by each optionee who continues his or her employment with such Related Entity shall immediately terminate. If after January 1, 2008, Holding sells a Related Entity then, subject to certain provisions, the optionee who continues his or her employment with the Related Entity shall have the right to exercise the vested portion of such optionee’s option within 30 days after the date of such transaction.

      The Board of Directors may amend, modify, suspend or terminate the 2001 Plan without the approval of Holding’s stockholders, except that, without stockholder approval, the Board of Directors will not have the power or authority to increase the number of shares of Holding Common Stock that may be issued pursuant to the exercise of options under the 2001 Plan, decrease the minimum exercise price of any incentive stock option or modify requirements relating to eligibility with respect to incentive options.

Stock option bonus plan

      Our Second Amended and Restated Stock Option Bonus Plan (the “Stock Option Bonus Plan”) provides for a bonus payment in connection with a Change of Control, as defined by the Stock Option Bonus Plan, and serves to offset the dilution caused by the accretion of the Class A Common Stock of Holding.

Compensation committee

      Compensation decisions are made by the Board of Directors and the Compensation Committee. The Compensation Committee is composed of Mr. Brodsky, Mr. Furst and Mr. Jones.

Principal stockholders

         All of the issued and outstanding shares of our capital stock is held by Holding. The following table sets forth certain information with respect to the beneficial ownership of the voting capital stock of Holding as of July 31, 2003 by:

•	each person or entity who owns five percent or more of any class of Holding capital stock;

•	each of our and Holding’s directors;

•	each of our and Holding’s named executive officers; and

•	all of our and Holding’s named executive officers and directors as a group.

	Shares of Holding class A
	common stock(1)		Shares of Holding common stock

	Number of	Percent of	Number of		Percent of
Name and address	shares	class	shares		class

Hicks Muse Parties(2)	25,000,000	100%	19,200,000		93.8%
c/o Hicks, Muse, Tate & Furst Incorporated
200 Crescent Court, Suite 1600
Dallas, Texas 75201
Michael A. Aviles	—	—	800,000	(4)	3.9%
Greg Petersen	—	—	58,333	(4)	0.3%
Christopher Speltz	—	—	108,333	(4)	0.5%
Gary Cowsert			19,999	(4)	0.1%
Richard Rew II	—	—	24,499	(4)	0.1%
Peter S. Brodsky(3)	—	—	—		—
Jack D. Furst(3)	—	—	—		—
A. Laurence Jones	—	—	148,333	(5)	0.7%
James R. Porter	—	—	108,333	(4)	0.5%
All executive officers and directors as a group (nine persons)	—	—	1,268,830	(2)(5)(6)	6.2%

(1)	The Class A Common Stock is senior to Holding’s existing common stock upon liquidation, but votes on an as-converted basis with the existing common stock as a single class. The Class A Common Stock is convertible, in whole or in part, into common stock of Holding at a conversion price of $1.875 per share. Upon dissolution of Holding, holders of Class A Common Stock are to receive the Stated Value (as defined) of their shares before any distribution to common stockholders. Once the holders of Class A Common Stock receive the Stated Value (as defined), the remaining assets are distributed among the common stockholders pro rata. As long as the Class A Common Stock is outstanding, there may be no dividends, stock splits, or other distributions declared or paid on Holding’s common stock, as well as no redemptions or other repurchases.

(2)	Includes (i) shares owned of record by Hicks, Muse, Tate & Furst Equity Fund III, L.P. (“Fund III”), of which the ultimate general partner is Hicks, Muse Fund III Incorporated, an affiliate of Hicks Muse, and (ii) shares owned of record by HM3 Coinvestors, L.P., a limited partnership of which the ultimate general partner is Hicks, Muse Fund III Incorporated. Thomas O. Hicks is a controlling stockholder of Hicks Muse and serves as Chairman of Hicks Muse. Accordingly, Mr. Hicks may be deemed to be the beneficial owner of Holding Common Stock held by Fund III and HM3 Coinvestors, L.P. John R. Muse, Jack D. Furst, Dan H. Blanks, Peter S. Brodsky, Joseph Colonnetta, Lyndon Lea, Eric C. Neuman and Andrew Rusen are principals and minority stockholders of Hicks Muse and as such may be deemed to share with Mr. Hicks the power to vote or dispose of Holding Common Stock held by Fund III and HM3 Coinvestors, L.P. Each of Messrs. Hicks, Muse, Furst, Blanks, Brodsky, Colonnetta, Lea and

Neuman disclaims the existence of a group and disclaims beneficial ownership of Holding Common Stock not respectively owned of record by him.

(3)	Messrs. Brodsky and Furst are principals and minority stockholders of Hicks Muse and as such may be deemed to share with Mr. Hicks the power to vote or dispose of Holding Common Stock held by Fund III and HM3 Coinvestors, L.P. Each of Messrs. Brodsky and Furst disclaims beneficial ownership of Holding Common Stock not respectively owned of record by him.

(4)	Represents shares of Holding Common Stock issuable upon the exercise of currently exercisable stock options.

(5)	Includes 20,000 shares owned of record, 20,000 shares of Holding Common Stock issuable to Mr. Jones upon the exercise of a currently exercisable warrant and 108,333 shares of Holding Common Stock issuable to Mr. Jones upon the exercise of currently exercisable stock options.

(6)	Includes 1,248,330 shares of Holding Common Stock issuable to directors and executive officers of the Company upon the exercise of currently exercisable stock options and warrants.

Certain relationships and related transactions

Monitoring and oversight agreement

      We are party to a ten-year agreement (the “Monitoring and Oversight Agreement”) with Holding and Hicks, Muse & Co. Partners, L.P., an affiliate of Hicks Muse (“Hicks Muse Partners”), pursuant to which we and Holding pay Hicks Muse Partners an annual fee payable quarterly for oversight and monitoring services to Holding and us. The annual fee is adjustable on January 1 of each calendar year to an amount equal to the (i) sum of (A) the fee in effect at the beginning of the immediately preceding calendar year plus (B) the aggregate amount of all Acquisition Increments (as defined) with respect to such immediately preceding calendar year, multiplied by (ii) the percentage increase in the Consumer Price Index during the immediately preceding calendar year, but in no event less than $350,000. Upon the acquisition by us or any of our subsidiaries of another entity or business, the fee is increased by an amount equal to 0.2% of the consolidated annual net sales of the acquired entity or business and its subsidiaries for the trailing twelve-month period (an “Acquisition Increment”). In fiscal years 2002, 2001 and 2000, we paid Hicks Muse Partners a fee of $303,000, $484,471 and $376,706, respectively, for services under the Monitoring and Oversight Agreement.

      Peter S. Brodsky and Jack D. Furst, directors of Holding and us, are each principals of Hicks Muse Partners. Hicks Muse Partners is also entitled to reimbursement for any expenses incurred by it in connection with rendering services allocable to Holding or us under the Monitoring and Oversight Agreement. In addition, we and Holding have agreed to indemnify Hicks Muse Partners, its affiliates and their respective directors, officers, controlling persons, agents and employees from and against all claims, liabilities, losses, damages, expenses, fees and disbursement of counsel related to or arising out of or in connection with the services rendered by Hicks Muse Partners under the Monitoring and Oversight Agreement and not resulting primarily from the bad faith, gross negligence or willful misconduct of Hicks Muse Partners. The Monitoring and Oversight Agreement makes available the resources of Hicks Muse Partners concerning a variety of financial and operational matters. In our opinion, the fees and other obligations provided for under the Monitoring and Oversight Agreement reasonably reflect the benefits received and to be received by us, Holding, and our respective subsidiaries.

Financial advisory agreement

      We are party to a ten-year agreement (the “Financial Advisory Agreement”) with Holding and Hicks Muse Partners pursuant to which Hicks Muse Partners receives a fee equal to 1.5% of the “Transaction Value” for each “Add-on Transaction” in which we or Holding are involved. The term “Transaction Value” means the total value of the Add-on Transaction, including, without limitation, the aggregate amount of the funds required to complete the Add-on Transaction, including the amount of any indebtedness, preferred stock or similar items assumed (or remaining outstanding). The term “Add-on Transaction” means any tender offer, acquisition, sale, merger, exchange offer, recapitalization, restructuring or similar transaction involving us, Holding or any of our respective subsidiaries, and any other person or entity, excluding, however, any acquisition that does not involve the use of (or any waiver or consent under) any debt or equity financing and in which neither Hicks Muse Partners nor any other person or entity provides financial advisory, investment banking or similar services. In addition, we and Holding, jointly and severally, have agreed to indemnify Hicks Muse Partners, its affiliates and their respective directors, officers, controlling persons, agents and employees from and against all claims, liabilities, losses, damages, expenses and fees related to or arising out of or in connection with the services rendered by Hicks Muse Partners under the Financial Advisory Agreement and not resulting primarily from the bad faith, gross negligence, or willful misconduct of Hicks Muse Partners. The Financial Advisory Agreement makes available the resources of Hicks Muse Partners concerning a variety of financial and operational matters. In our opinion, the fees provided for under the Financial Advisory Agreement reasonably reflect the benefits received and to be received by Holding and us. In fiscal years 2002, 2001 and 2000, we paid no fees to Hicks Muse Partners for services provided by Hicks Muse Partners under the Financial Advisory Agreement.

Stockholders agreement

      Each holder of Holding Common Stock has entered into a stockholders agreement (the “Stockholders Agreement”) with Holding. The Stockholders Agreement, among other things, grants preemptive rights and certain registration rights to the parties thereto and contains provisions requiring the parties thereto to sell their shares of Holding Common Stock in connection with certain sales of Holding Common Stock by the HMC Group (as defined therein) (“drag-along rights”) and granting the parties thereto the right to include a portion of their shares of Holding Common Stock in certain sales in which other holders may engage (“tag-along rights”). Pursuant to the Stockholders Agreement, the HMC Group is entitled to designate four individuals to the Board of Directors of Holding and our board so long as the HMC Group owns at least 10% of the outstanding shares of the voting capital stock of Holding or one individual so long as the HMC Group owns at least five percent but less than ten percent of the outstanding shares of the voting capital stock of Holding.

      In addition, all parties to the Stockholders Agreement agreed to vote any shares that they may vote on any particular matter that comes before our stockholders as a separate class or series, on such matter as holders of a majority of the outstanding shares of Holding Common Stock voted thereon.

Internet Autoparts, Inc.

      On May 31, 2000, we, along with our majority stockholders, affiliates of Hicks Muse, entered into a joint venture arrangement with certain customers and other investors, including directors Glenn Staats and Preston Staats, to form IAP. In connection with the offering of the old notes, we purchased all of the common stock of IAP held by Hicks Muse for an aggregate purchase price of $1.8 million. We now own 47.5% of the outstanding common stock in IAP. Messrs. Petersen and Jones serve on the Board of Directors of IAP.

Modification of terms of Class A common stock

      On May 27, 1999, Holding issued 25,000,000 shares of its Class A common stock, par value $.000125 per share (the “Class A Common Stock”), to Hicks, Muse, Tate & Furst Equity Fund III, L.P. and HM3 Coinvestors, L.P. (both affiliates of Hicks Muse) for net proceeds of $23.9 million, which were contributed to us and used primarily to pay amounts outstanding under our senior secured revolving credit facility. Hicks Muse Partners received a $1.0 million financial advisory fee in connection with the transaction.

      The Class A Common Stock is senior to Holding’s existing common stock upon liquidation, but votes with the existing common stock as a single class. Upon dissolution of Holding, holders of Class A Common Stock are to receive the Stated Value (as hereinafter defined) of their shares before any distribution to common stockholders. Once the holders of Class A Common Stock receive the Stated Value, the remaining assets are distributed among the common stockholders pro rata. The “Stated Value” of a share of Class A Common Stock is $1.00, plus notional interest of 35% per annum, accrued daily and compounded annually. As long as the Class A Common Stock is outstanding, there may be no dividends, stock splits, or other distributions declared or paid on Holding’s common stock, as well as no redemptions or other repurchases.

      In connection with the offering of the old notes, Holding amended the terms of the Class A Common Stock to:

•	eliminate any further accumulation of any additional interest or accretion on the liquidation preference (which is approximately $85.5 million);

•	provide that the holders of the Class A Common Stock will no longer have any right to cause Holding to purchase the Class A Common Stock, and Holding will no longer have a right to redeem the Class A Common Stock; and

•	provide that the Class A Common Stock will be convertible, in whole or in part, into common stock of Holding at a conversion price of $1.875 per share, and vote with the shares of Holding common stock on an as-converted basis.

Leases with affiliates

      We leased office space from a corporation which is wholly owned by two of our former stockholders. The rental expense for the office space was $540,000 and $552,000 in fiscal 2000 and 2001, respectively. In fiscal 2001, we terminated the lease.

      We leased an airplane for general corporate use from a corporation that is wholly owned by a former stockholder. Lease payments totaled $68,611 in fiscal 2000. We terminated the lease in the first quarter of 2000.

Description of certain indebtedness

New senior credit facility

      Concurrent with the consummation of the offerings of the old notes, we entered into a new senior credit facility with JPMorgan Chase Bank, as administrative agent, and J.P. Morgan Securities Inc., as arranger, and a syndicate of banking and financial institutions who are parties thereto. The following is a summary description of the principal terms of the senior credit facility and does not purport to be complete and is qualified in its entirety by reference to the definitive agreements setting forth the principal terms and conditions of the senior credit facility.

      General. The senior credit facility provides for borrowings of up to $15.0 million, a portion of which will be available for use in the form of letters of credit. The proceeds of the undrawn portion of the senior credit facility will be used for working capital purposes and other general corporate purposes, a portion of which will be available for use in the form of letters of credit.

      Interest and fees. We may elect that all or a portion of the loans under the senior credit facility bear interest at the Alternate Base Rate (as defined) plus the Applicable Margin (as defined) or at the Eurodollar Rate (as defined) plus the Applicable Margin. We pay a commitment fee calculated at a rate on the unused commitments.

      Availability, repayment and prepayment. Availability under the senior credit facility is subject to a borrowing base. The borrowing base is based on percentages of our and certain of our wholly owned subsidiaries’ eligible accounts receivable. We may repay the loans and terminate the commitments under the loans at any time in certain minimum amounts. Loans under the senior credit facility are required to be repaid to the extent all loans and letters of credit thereunder exceed the borrowing base or the amount of the senior credit facility.

      Security. Borrowings and other extensions of credit under the senior credit facility and guarantees thereof are secured by a first priority perfected security interest in substantially all of our and certain of our subsidiaries’ assets, including after-acquired property.

      Guarantees. Our payment obligations under the senior credit facility are jointly and severally guaranteed, on a senior secured basis, by Holding and certain of our direct and indirect subsidiaries, other than certain foreign subsidiaries.

      Covenants. The senior credit facility contains financial covenants pursuant to which we and our direct and indirect subsidiaries must, on a consolidated basis, maximum Consolidated Total Debt to Consolidated EBITDA, minimum Consolidated Net Worth, and minimum Consolidated EBITDA less Capital Expenditures to Consolidated Cash Interest Expense tests.

      In addition, the senior credit facility contains covenants pertaining to our and our subsidiary management and operation. These covenants include, among others, requirements that each of us and our subsidiaries:

•	preserve our corporate existence and not amend our charter or bylaws;

•	maintain adequate insurance coverage;

•	maintain our properties and all necessary licenses, permits and intellectual property;

•	perform our obligations under leases, related documents, material contracts and other agreements; and

•	comply with applicable laws and regulations, including those related to tax, employee, pension and environmental matters.

      The senior credit facility also subjects us and our subsidiaries to significant limitations on indebtedness, guarantees, capital expenditures, liens or encumbrances, mergers, consolidations, divestitures, acquisitions, investments, capital contributions, joint ventures, partnerships, changes of business, loans and advances, dividends and other stock payments, repurchases or redemptions of equity, asset sales or transfers, leases, sales and leasebacks, voluntary prepayments or repurchases or redemptions of debt, transactions with affiliates, changes in accounting treatment, maintenance of holding company status and provision of licenses.

      Events of default. The senior credit facility provides for events of default customarily found in facilities of this type, including, but not limited to:

•	failure to pay principal or interest or fees when due;

•	any representation or warranty proving to have been materially incorrect when made;

•	failure to perform or observe covenants or guarantees after any applicable grace period;

•	cross-defaults to other material indebtedness;

•	bankruptcy defaults;

•	material judgment defaults;

•	change of control;

•	ERISA defaults;

•	environmental liabilities;

•	any loan document ceasing to be in full force and effect; and

•	any interest created by the related security documents ceasing to be enforceable and of the same effect and priority purported to be created thereby.

Outstanding notes

      We issued 9% senior subordinated notes due 2008 pursuant to an indenture dated as of February 10, 1998 between us and Wells Fargo Bank Minnesota, N.A. (as successor to Norwest Bank Minnesota), as trustee. The payment of principal, premium (if any) and interest on the notes is subordinate in right of payment to all of our senior indebtedness, including our new senior credit facility.

      Tender offer and consent solicitation. Concurrently with the consummation of the offering of the old notes, we completed a tender offer for our $100 million aggregate principal amount of 9% Senior Subordinated Notes due 2008. Pursuant to the tender offer, we accepted tenders of notes from holders of 82.5% of the $100 million outstanding notes. The total consideration for each $1,000 principal amount of notes validly tendered was $1,022.50, plus accrued and unpaid interest up to, but not including, the payment date, which included a consent payment of $22.50 per $1,000 principal amount of notes which was paid to all holders of notes (including holders who did not tender).

      In connection with the tender offer, we obtained the consent of the holders of the 9% notes to amend the indenture governing the 9% notes to eliminate substantially all of the restrictive covenants contained in such indenture. Holders of all 9% senior subordinated notes that remain outstanding are bound by these amendments.

The exchange offer

Purpose and effect

      The old notes were sold by us on June 27, 2003, and in connection with such offering, we, and certain of our subsidiaries, as guarantors, entered into an Exchange and Registration Rights Agreement dated June 27, 2003. The Registration Rights Agreement requires us to file a registration statement under the Securities Act with respect to the new notes and, upon the effectiveness of that registration statement, offer to the holders of the old notes the opportunity to exchange their old notes for a like principal amount, or principal amount at maturity, of new notes, which will be issued without a restrictive legend and may be reoffered and resold by the holder without registration under the Securities Act. The Registration Rights Agreement further provides that we must use our reasonable best efforts to cause the registration statement with respect to the exchange offer to be declared effective on or before December 24, 2003. Except as provided below, upon the completion of the exchange offer, our obligations with respect to the registration of the old notes and the new notes will terminate. Copies of the Registration Rights Agreement have been filed as an exhibit to the registration statement of which this prospectus is a part and, although we believe that the summary herein of certain provisions thereof describes all material elements of the Registration Rights Agreement, this summary may not be complete and is subject to, and is qualified in its entirety, by reference to the Registration Rights Agreement. As a result of the filing and the effectiveness of the registration statement, certain liquidated damages provided for in the Registration Rights Agreement will not become payable by us.

      In order to participate in an exchange offer, a holder must represent to us, among other things, that:

•	the new notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of the person receiving such new notes;

•	neither the holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of such new notes;

•	neither the holder nor any such other person is an “affiliate,” as defined under Rule 405 promulgated under the Securities Act, of us or any guarantor; and

•	if such holder or other person is an affiliate, that it will comply with the registration and prospectus delivery requirements under the Securities Act to the extent applicable.

      Pursuant to the Registration Rights Agreement, we are required to file a “shelf” registration statement for a continuous offering pursuant to Rule 415 under the Securities Act in respect of the old notes if:

•	because of any change in law or applicable interpretations of the staff of the SEC, we are not permitted to effect the exchange offer;

•	the exchange offer is not consummated within 225 days of the original offering;

•	any holder of Private Exchange Securities, as defined, requests within 90 days after the exchange offer;

•	any applicable law or interpretations do not permit any holder of old notes to participate in the exchange offer;

•	any holder of old notes participates in the exchange offer and does not receive freely transferable new notes in exchange for old notes; or

•	we so elect. In the event that we are obligated to file a “shelf” registration statement, we will be required to keep such “shelf” registration statement effective for up to two years.

      Other than as set forth in this paragraph, no holder will have the right to participate in the “shelf” registration statement nor otherwise to require that we register such holder’s shares of old notes under the Securities Act. See “— Procedures for tendering.”

      Based on an interpretation by the SEC’s staff set forth in no-action letters issued to third-parties unrelated to us, we believe that new notes issued pursuant to the exchange offer in exchange for old notes may be offered for resale, sold and otherwise transferred by any person receiving such new notes, whether or not such person is the holder, other than any such holder or such other person which is an “affiliate” of Cooperative Computing, Inc. or any of the guarantors within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	the new notes are acquired in the ordinary course of business of that holder or such other person;

•	neither the holder nor such other person is engaging in or intends to engage in a distribution of the new notes; and

•	neither the holder nor such other person has an arrangement or understanding with any person to participate in the distribution of the new notes.

      Any holder who tenders in an exchange offer for the purpose of participating in a distribution of new notes cannot rely on this interpretation by the SEC’s staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each broker-dealer that receives new notes for its own account in exchange for old notes, whether the old notes were acquired by that broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See “— Plan of distribution.”

Consequences of failure to exchange

      Following the completion of the exchange offer, except as set forth in the third paragraph under “— Purpose and effect” above, holders of old notes not tendered will not have any further registration rights and those old notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for a holder’s old notes could be adversely affected upon completion of the exchange offer if the holder does not participate in the exchange offer.

Terms of the senior notes exchange offer

      Upon the terms and subject to the conditions set forth in this prospectus and in the senior notes letter of transmittal, we will accept any and all old senior notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date. We will issue $1,000 principal amount of new senior notes in exchange for each $1,000 principal amount of outstanding old senior notes accepted in the senior notes exchange offer. Holders may tender some or all of their old senior notes pursuant to the senior notes exchange offer. However, old senior notes may be tendered only in integral multiples of $1,000 in principal amount.

      The form and terms of the new senior notes will be substantially the same as the form and terms of the old senior notes except that:

•	interest on the new senior notes will accrue from the date of issuance of the old senior notes or the date of the last periodic payment of interest on such old senior note, whichever is later; and

•	the new senior notes have been registered under the Securities Act and will not bear legends restricting their transfer.

      The new senior notes will evidence the same debt as the old senior notes and will be issued pursuant to, and entitled to the benefits of, the indenture governing the senior notes.

      As of the date of this prospectus, old senior notes representing $157,000,000 aggregate principal amount were outstanding. This prospectus, together with the senior notes letter of transmittal, is being sent to registered holders and to others believed to have beneficial interests in the old senior notes. Holders of old senior notes do not have any appraisal or dissenters’ rights under the General Corporation Law of the State of Delaware or the indenture governing the senior notes in connection with the senior notes exchange offer. We intend to conduct the senior notes exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder.

      We shall be deemed to have accepted validly tendered old senior notes when, as, and if we have given oral or written notice thereof, to the senior notes exchange agent. The senior notes exchange agent will act as agent for the tendering holders for the purpose of receiving the new senior notes from us. If any tendered old senior notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted old senior notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the expiration date.

      Holders who tender old senior notes in the senior notes exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the senior notes letter of transmittal, transfer taxes with respect to the exchange of old senior notes pursuant to the senior notes exchange offer, we will pay all charges and expenses, other than certain applicable taxes, in connection with the senior notes exchange offer. See “— Fees and expenses.”

Expiration date; extensions; amendments

      The term “expiration date” shall mean, with respect to either exchange offer, 5:00 p.m., New York City time, on November 17, 2003, unless we, in our sole discretion, extend the exchange offer, in which case the term “expiration date” shall mean the latest date and time to which the exchange offer is extended. In any event, the exchange offer will be held open for at least thirty days. In order to extend the exchange offer, we will issue a notice of any extension by press release or other public announcement prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. We reserve the right, in our sole discretion:

•	to delay accepting any old notes, to extend the exchange offer, or, if any of the conditions set forth under “The exchange offers — Certain conditions to exchange offers” shall not have been satisfied, to terminate the exchange offer, by giving oral or written notice of such delay, extension or termination to the exchange agent, as the case may be; or

•	to amend the terms of the exchange offer in any manner.

Procedures for tendering

      Only a holder of old notes may tender the old notes in an exchange offer. Except as set forth under “— Book entry transfer,” to tender in an exchange offer a holder must complete, sign and date the letter of transmittal applicable to the exchange offer, or a copy thereof, have the signature thereon guaranteed if required by such letter of transmittal, and mail or otherwise deliver such letter of transmittal or copy to the exchange agent for the exchange offer prior to the expiration date for such exchange offer. In addition, either:

•	certificates for such old notes must be received by the exchange agent for such exchange offer along with the letter of transmittal applicable to such exchange offer; or

•	a timely confirmation of a book-entry transfer of such old notes, if that procedure is available, into the account of the exchange agent for such exchange offer at the DTC pursuant to the procedure for book-entry transfer described below, must be received by such exchange agent prior to the expiration date; or

•	the holder must comply with the guaranteed delivery procedures described below. To be tendered effectively, a letter of transmittal and other required documents must be received by the exchange agent at its address set forth under “— Exchange agents” prior to the expiration date.

      The tender by a holder that is not withdrawn before the expiration date will constitute an agreement between that holder and the issuer in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal to the exchange offer.

      THE METHOD OF DELIVERY OF OLD NOTES, A LETTER OF TRANSMITTAL, AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT

BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO THE ISSUER. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES, OR NOMINEES TO EFFECT THESE TRANSACTIONS FOR SUCH HOLDERS.

      Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner’s behalf. If the beneficial owner wishes to tender on the owner’s own behalf, the owner must, prior to completing and executing a letter of transmittal and delivering the owner’s old notes, either make appropriate arrangements to register ownership of the old notes in the beneficial owner’s name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

      Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an eligible institution listed below unless old notes tendered pursuant thereto are tendered:

•	by a registered holder who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” on such letter of transmittal; or

•	for the account of an eligible institution.

      If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by any eligible guarantor institution that is a member of or participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program, the Stock Exchange Medallion Program, or an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act.

      If a letter of transmittal is signed by a person other than the registered holder of any old notes listed therein, the old notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as that registered holder’s name appears on the old notes.

      If a letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and evidence satisfactory to the issuer of their authority to so act must be submitted with such letter of transmittal unless waived by us.

      All questions as to the validity, form eligibility, including time of receipt, acceptance and withdrawal of tendered old notes will be determined by us in our discretion, which determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes the acceptance of which would, in the opinion of counsel, be unlawful. We also reserve the right to waive any defects, irregularities, or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in a letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent, nor any other person shall incur any liability for failure to give such notification. Tenders of old notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal accompanying such old notes, as soon as practicable following the expiration date.

      In addition, we reserve the right in our sole discretion to purchase or make offers for any old notes that remain outstanding after the expiration date or, as set forth under “— Conditions to the exchange offer,” to terminate the exchange offer and, to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions, or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

      By tendering, each holder will represent that, among other things:

•	the new notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of the person receiving such new notes;

•	neither the holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of such new notes;

•	neither the holder nor any such other person is an “affiliate,” as defined under Rule 405 promulgated under the Securities Act, of Cooperative Computing, Inc. or any guarantor; and

•	if such holder or other person is an affiliate, that it will comply with the registration and prospectus delivery requirements under the Securities Act to the extent applicable.

      In all cases, issuance of new notes for old notes that are accepted for exchange pursuant to an exchange offer will be made only after timely receipt by the exchange agent for such exchange offer of certificates for such old notes or a timely book-entry confirmation of such old notes into such exchange agent’s account at the DTC, a properly completed and duly executed letter of transmittal or, with respect to DTC and its participants, electronic instructions in which the tendering holder acknowledges its receipt of and agreement to be bound by the letter of transmittal for the exchange offer, and all other required documents. If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer for such old notes or if old notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged old notes will be returned without expense to the tendering holder thereof or, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the book-entry transfer procedures described below, such non-exchanged old notes will be credited to an account maintained with such DTC, as promptly as practicable after the expiration or termination of the exchange offer for such old notes.

Book-entry transfer

      The exchange agent will make requests to establish accounts with respect to the old notes at DTC for purposes of the exchange offers within two business days after the date of this prospectus, and any financial institution that is a participant in DTC’s systems may make book-entry delivery of old notes being tendered by causing DTC to transfer such old notes into the exchange agent’s account at DTC in accordance with such DTC’s procedures for transfer. However, although delivery of old notes may be effected through book-entry transfer at DTC, a letter of transmittal or copy thereof, with any required signature guarantees and any other required documents, must, in any case other than as set forth in the following paragraph, be transmitted to and received by the exchange agent at its address set forth under “— Exchange agent” on or prior to the expiration date or the guaranteed delivery below must be complied with.

      DTC’s Automated Tender Offer Program or “ATOP” is the only method of processing exchange offers through DTC. To accept an exchange offer through ATOP, participants in DTC must send electronic instructions to DTC through DTC’s communication system in place of sending a signed, hard copy letter of transmittal. DTC is obligated to communicate those electronic instructions to the exchange agent. To tender old notes through ATOP, the electronic instructions sent to DTC and transmitted by DTC to the exchange agent must contain the participant’s acknowledgment of its receipt of and agreement to be bound by the letter of transmittal for such old notes.

Guaranteed delivery procedures

      If a registered holder of old notes desires to tender such old notes and the old notes are not immediately available, or time will not permit such holder’s old notes or other required documents to reach the appropriate exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the tender if made through an eligible institution;

•	prior to the expiration date, the exchange agent received from such eligible institution a properly completed and duly executed letter of transmittal or a facsimile thereof and notice of guaranteed delivery, substantially in the form provided by us tendered by telegram, telex, facsimile transmission, mail or hand delivery, setting forth the name and address of the holder of such old notes and the amount of old notes tendered, stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and any other documents required by the applicable letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	the certificates for all physically tendered old notes, in proper form for transfer, or a book entry confirmation, as the case may be, and all other documents required by the applicable letter of transmittal, are received by such exchange agent within three NYSE trading days after the date of execution of the notice of delivery.

Withdrawal rights

      Tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

      For a withdrawal of a tender of old notes to be effective, a written or, for a DTC participant, electronic ATOP transmission notice of withdrawal must be received by the exchange agent at its address set forth in this prospectus prior to 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must:

•	specify the name of the person having deposited the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the certificate number or numbers and principal mount of such old notes;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which such old notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee of such old notes register the transfer of such old notes into the name of the person withdrawing the tender; and

•	specify the name in which any such old notes are to be registered, if different from that of the holder who tendered such old notes.

      All questions as to the validity, form, and eligibility, including time of receipt, of such notices will be determined by us subject to such notice, whose determination shall be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender, or termination of the exchange offer relating to such old notes. Properly withdrawn old notes may be retendered by following one of the procedures under “— Procedures for tendering” at any time on or prior to the expiration date.

Conditions to the exchange offer

      Notwithstanding any other provision of the exchange offer, we shall not be required to accept for exchange, or to issue new notes in exchange for, any old notes and may terminate or amend the exchange offer if at any time before the acceptance of such old notes for exchange or the exchange of the new notes for such old notes, we determine that the exchange offer violates applicable law, any applicable interpretation of the staff of the SEC or any order of any governmental agency or court of competent jurisdiction.

      The foregoing conditions are for the sole benefit of us and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time in our sole discretion. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

      In addition, we will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any such old notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture relating to the old notes under the Trust Indenture Act of 1939, as amended. In any such event we are required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

Exchange agent

      All executed letters of transmittal should be directed to the exchange agent. Wells Fargo Bank Minnesota, N.A. has been appointed as the senior notes exchange agent. Questions, requests for assistance and requests for additional copies of the prospectus or a letter of transmittal should be directed to the exchange agent addressed as follows:

To: WELLS FARGO BANK MINNESOTA, N.A.,

By Overnight Courier:	By Hand:	By Registered or Certified Mail:

Wells Fargo Bank Minnesota, N.A. MAC #N9303-121 Corporate Trust Operations 6th & Marquette Avenue Minneapolis, MN 55479	Wells Fargo Bank Minnesota, N.A. 608 Second Avenue South Corporate Trust Operations, 12th Floor Minneapolis, MN 55479 Telephone: 800-344-5128 Facsimile: 612-667-4927	Wells Fargo Bank Minnesota, N.A. MAC #N9303-121 Corporate Trust Operations P.O. Box 1517 Minneapolis, MN 55480-1517

Fees and expenses

      We will not make any payments to brokers, dealers, or other soliciting acceptances of the exchange offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by officers and employees of us.

      The estimated cash expenses to be incurred in connection with the exchange offer will be paid by us and are estimated in the aggregate to be $150,000, which includes fees and expenses of the trustee for the old notes, accounting, legal, printing, and related fees and expenses.

Transfer taxes

      Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection with the exchange except that holders who instruct us to register new notes in the name of, or request that old notes not tendered or not accepted in an exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

Description of the new senior notes

General

      The new senior notes are to be issued under the indenture, dated as of June 27, 2003, between Activant Solutions Inc. (formerly Cooperative Computing, Inc.) (the “Company”), the guarantors and Wells Fargo Bank Minnesota, N.A., as trustee (the “Indenture”), a copy of which is available upon request to the Company. The old senior notes were issued under the same Indenture. The following summary of certain provisions of the Indenture and the notes does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture (including the definitions of certain terms therein and those terms made a part thereof by the Trust Indenture Act of 1939, as amended) and the notes.

      The notes will be unsecured obligations of the Company, ranking pari passu in right of payment with all other senior obligations of the Company.

      Principal of, premium, if any, and interest on the notes will be payable, and the notes may be exchanged or transferred, at the office or agency of the Company in the Borough of Manhattan, the City of New York (which initially shall be the corporate trust office of the Trustee in New York, New York), except that, at the option of the Company, payment of interest may be made by check mailed to the address of the holders as such address appears in the Note Registrar.

      The notes will be issued in fully registered form only, without coupons, in denominations of $1,000 and integral multiples thereof. Initially, the Trustee will act as Paying Agent and Registrar for the notes. The notes may be presented for registration of transfer and exchange at the offices of the Registrar, which initially will be the Trustee’s corporate trust office. The Company may change any Paying Agent and Registrar without notice to holders of the notes.

Principal, maturity and interest

      The Company will issue the notes in an initial aggregate principal amount of $157.0 million. The Company may issue additional notes from time to time after this offering. Any offering of additional notes is subject to the covenant described below under “Certain covenants — Limitation on incurrence of indebtedness and issuance of disqualified capital stock”. The notes and any additional notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase.

      The notes will be unsecured, senior obligations of the Company and will mature on June 15, 2011. Interest on the notes will accrue at the rate per annum set forth on the cover of this prospectus and will be payable in cash semi-annually on June 15 and December 15 commencing on December 15, 2003, to holders of record on the immediately preceding June 1 and December 1. Interest on the notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from June 27, 2003. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Optional redemption

      The notes may be redeemed at any time on or after June 15, 2007, in whole or in part, at the option of the Company, at the redemption prices (expressed as a percentage of the principal amount thereof on the applicable redemption date) set forth below, plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the 12-month period beginning on June 15 of each of the years set forth below:

Year	Percentage

2007	105.250%
2008	103.500%
2009	101.750%
2010 and thereafter	100.000%

      In addition, prior to June 15, 2006, the Company may, at its option, use the net cash proceeds of one or more Equity Offerings to redeem up to 35% of the principal amount of the notes (calculated after giving effect to any issuance of additional notes) at a redemption price equal to 110.50% of the principal amount thereof plus accrued and unpaid interest to the redemption date; provided, however, that after any such redemption, at least 65% of the aggregate principal amount of the notes (calculated after giving effect to any issuance of additional notes) would remain outstanding immediately after giving effect to such redemption. Any such redemption will be required to occur on or prior to the date that is one year after the receipt by the Company of the proceeds of an Equity Offering. The Company shall affect such redemption on a pro rata basis.

Selection and notice

      If less than all of the notes are to be redeemed at any time, selection of notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed or, in the absence of such requirements or if the notes are not so listed, on a pro rata basis, provided that no notes of $1,000 or less shall be redeemed in part. Notice of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address. If any note is to be redeemed in part only, the notice of redemption that relates to such note shall state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Ranking

      The notes will be the unsecured obligations of the Company and the Guarantors, if any, ranking pari passu in right of payment with all existing and future senior unsecured debt of the Company and senior to all future subordinated Indebtedness of the Company. Except as provided in the covenant described below under “Certain covenants — Limitation on guarantees of certain indebtedness”, the notes will not be guaranteed by the Company’s Subsidiaries. The notes will be effectively subordinated to all of the Company’s and the Guarantors’, if any, secured obligations to the extent of the value of the assets securing such obligations and to all obligations of the Company’s subsidiaries and will be structurally subordinated to all Indebtedness and other liabilities (including trade payables) of the Company’s non-Guarantor Subsidiaries.

      As of June 30, 2003, the Company had no outstanding Indebtedness which would rank senior to or pari passu with the notes (although the Company has the ability to borrow up to $15.0 million under the Credit Agreement).

Change of control

      The Indenture provides that, upon the occurrence of a Change of Control, each holder will have the right to require that the Company purchase all or a portion of such holder’s notes in cash pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase.

      The Indenture provides that, prior to the mailing of the notice referred to below, but in any event within 30 days following the date on which the Company becomes aware that a Change of Control has occurred, if the purchase of the notes would violate or constitute a default under any other Indebtedness of the Company, then the Company shall, to the extent needed to permit such purchase of notes, either (i) repay all such Indebtedness and terminate all commitments outstanding thereunder or (ii) obtain the requisite consents, if any, under any such Indebtedness required to permit the purchase of the notes as provided below. The Company will first comply with the covenant in the preceding sentence before it will be required to make the Change of Control Offer or purchase the notes pursuant to the provisions described below.

      Within 30 days following the date on which the Company becomes aware that a Change of Control has occurred, the Company must send, by first-class mail postage prepaid, a notice to each holder of notes, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 45 days from the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”). Holders electing to have any notes purchased pursuant to a Change of Control Offer will be required to surrender such notes to the paying agent and registrar for the notes at the address specified in the notice prior to the close of business on the business day prior to the Change of Control Payment Date.

      The Company will comply with the requirements of Rule 14e-1 under the Exchange Act to the extent applicable in connection with the purchase of notes pursuant to a Change of Control Offer.

      This “Change of Control” covenant will not apply in the event of (a) changes in a majority of the board of directors of the Company so long as a majority of the board of directors continues to consist of Continuing Directors and (b) certain transactions with Permitted Holders. In addition, this covenant is not intended to afford holders of notes protection in the event of certain highly leveraged transactions, reorganizations, restructurings, mergers and other similar transactions that might adversely affect the holders of notes, but would not constitute a Change of Control. The Company could, in the future, enter into certain transactions including certain recapitalizations of the Company that would not constitute a Change of Control with respect to the Change of Control purchase feature of the notes, but would increase the amount of Indebtedness outstanding at such time. However, the Indenture will contain limitations on the ability of the Company to incur additional Indebtedness and to engage in certain mergers, consolidations and sales of assets, whether or not a Change of Control is involved, subject, in each case, to limitations and qualifications. See “— Certain Covenants — Limitation on incurrence of additional indebtedness and issuance of disqualified capital stock” and “— Certain covenants — Merger, consolidation and sale of assets” below.

      With respect to the sale of “all or substantially all” the assets of the Company, which would constitute a Change of Control for purposes of the Indenture, the meaning of the phrase “all or substantially all” varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under relevant law and is subject to judicial interpretation. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Company and, therefore, it may be unclear whether a Change of Control has occurred and whether the notes should be subject to a Change of Control Offer.

      The occurrence of certain of the events that would constitute a Change of Control would constitute a default under the Credit Agreement. Future Indebtedness of the Company and its Subsidiaries may also contain prohibitions of certain events that would constitute a Change of Control or require such Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require the Company to repurchase the notes could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company’s ability to pay cash to the holders upon a repurchase may be limited by the Company’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. Even if sufficient funds were otherwise available, the terms of the Credit Agreement may prohibit the Company’s prepayment of notes prior to their scheduled maturity. Consequently, if the Company is not able to prepay the Indebtedness under the Credit Agreement and any other Indebtedness containing similar restrictions or requires the Company to obtain requisite consents, as described above, the Company will be unable to fulfill its repurchase obligations if holders of notes exercise their repurchase rights following a Change of Control, thereby resulting in a default under the Indenture.

      None of the provisions in the Indenture relating to a purchase of notes upon a Change of Control is waivable by the board of directors of the Company. Without the consent of each holder of notes affected thereby, after the mailing of the notice of a Change of Control Offer, no amendment to the Indenture may, directly or indirectly, affect the Company’s obligation to purchase the outstanding notes or amend, modify or change the obligation of the Company to consummate a Change of Control Offer or waive any default in the performance thereof or modify any of the provisions of the definitions with respect to any such offer.

Excess cash balance repurchase offer

      The Indenture provides that if the daily balance of cash and Cash Equivalents of the Company and its Restricted Subsidiaries for each day in any 180 consecutive day period (the last day of such period being to “Excess Cash Balance Trigger Date”) is in excess of $30.0 million, the Company shall be required to make an offer (the “Excess Cash Balance Offer”) to repurchase an aggregate principal amount of notes equal to (i) the average of the daily balances of cash and Cash Equivalents of the Company and its Restricted Subsidiaries for all days in such 180 consecutive day period less (ii) $20.0 million (the “Excess Cash Balance Offer Amount”) at a purchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest; provided that any cash or Cash Equivalents committed to the purchase of the Capital Stock or business assets (other than raw materials, inventory and other non-long term assets) of another Person pursuant to clause (iii)(B) of the “Limitation on asset sales” covenant shall not be included in the above calculation of cash and Cash Equivalents of the Company and its Restricted Subsidiaries; provided, further that the Company shall not be required to make more than one Excess Cash Balance Offer in any 360 day period.

      Each Excess Cash Balance Offer will be required to be made pursuant to the terms of the Indenture and within 10 business days after the Excess Cash Balance Trigger Date and shall remain open for 20 business days following its commencement. Upon the expiration of that period, the Company will promptly (and in any case, within three Business Days following such expiration) apply the applicable Excess Cash Balance Offer Amount plus applicable premium and accrued and unpaid interest thereon to the purchase of all notes validly tendered pursuant to an Excess Cash Balance Offer. If the aggregate principal amount of notes tendered pursuant to an Excess Cash Balance Offer exceeds the Excess Cash Balance Offer Amount with respect thereto, the Company will purchase such notes, or portions thereof tendered, pro rata or by such other method as may be required by law. If the aggregate amount of notes tendered pursuant to any Excess Cash Balance Offer is less than the Excess Cash Balance Offer Amount, the Company may use any remaining Excess Cash Balance Amount for any purposes not prohibited by the Indenture.

      The Company will comply with the requirements of Rule 14e-1 under the Exchange Act to the extent applicable in connection with the purchase of notes pursuant to an Excess Cash Balance Offer.

Certain covenants

Limitation on incurrence of additional indebtedness and issuance of disqualified capital stock

      (a) The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (other than Permitted Indebtedness) and the Company will not issue any Disqualified Capital Stock and will not permit its Subsidiaries to issue any Preferred Stock except Preferred Stock of a Subsidiary issued to (and as long as it is held by) the Company or a Wholly Owned Subsidiary of the Company; provided, however, that the Company and its Subsidiaries may incur Indebtedness or issue shares of such Capital Stock if, in either case, at the time of and immediately after giving pro forma effect to such incurrence of Indebtedness or the issuance of such Capital Stock, as the case may be, and the use of proceeds therefrom, the Company’s Consolidated Coverage Ratio is greater than 2.00 to 1.00.

      (b) The Company will not incur or suffer to exist, or permit any of its Subsidiaries to incur or suffer to exist, any Obligations with respect to an Unrestricted Subsidiary that would violate the provisions set forth in the definition of Unrestricted Subsidiary.

      (c) Neither the Company nor any Guarantor will incur any Indebtedness if such Indebtedness is by its terms (or by the terms of any agreement governing such Indebtedness) subordinate or junior in ranking in any respect to any of its Indebtedness unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) subordinated in right of payment to the notes or the Guarantees, as applicable, to the same extent as such Indebtedness is subordinated in right of payment to such other Indebtedness.

Limitation on restricted payments

      (a) The Indenture provides that neither the Company nor any of its Subsidiaries will, directly or indirectly, make any Restricted Payment if at the time of such Restricted Payment and immediately after giving effect thereto:

(i) a Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such Restricted Payment; or

(ii) the Company is not able to incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the “Limitation on incurrence of additional indebtedness and issuance of disqualified capital stock” covenant; or

(iii) the aggregate amount of Restricted Payments made subsequent to the Issue Date (the amount expended for such purposes, if other than in cash, being the fair market value of such property as determined by the board of directors of the Company in good faith) exceeds the sum of (a) 50% of Consolidated Net Income (or, in the case such Consolidated Net Income shall be a deficit, minus 100% of such deficit) accruing during the period (treated as one accounting period) from the Issue Date to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment as to which financial results are available plus (b) 100% of the aggregate net proceeds, including the fair market value of property other than cash as determined by the board of directors of the Company in good faith, received subsequent to the Issue Date by the Company from any Person (other than a Subsidiary of the Company) from the issuance and sale subsequent to the Issue Date of Qualified Capital Stock of the Company (excluding (i) any net proceeds from issuances and sales financed directly or indirectly using funds borrowed from the Company or any Subsidiary of the Company, until and to the extent such borrowing is repaid, but including the proceeds from the issuance and sale of any securities convertible into or exchangeable for Qualified Capital Stock to the extent such securities are so converted or exchanged and including any additional proceeds received by the Company upon such conversion or exchange and (ii) any net proceeds received from issuances and sales that are used to consummate a transaction described in clauses (2) and (3) of paragraph (b) below), plus (c) without duplication of any amount included in clause (iii)(b) above, 100% of the aggregate net proceeds, including the fair market value of property other than cash (valued as provided in clause (iii)(b) above), received by the Company as a capital contribution after the Issue Date, plus (d) the amount equal to the net reduction in Investments (other than Permitted Investments) made by the Company or any of its Subsidiaries in any Person resulting from (i) repurchases or redemptions of such Investments by such Person, proceeds realized upon the sale of such Investment to an unaffiliated purchaser and repayments of loans or advances or other transfers of assets by such Person to the Company or any Subsidiary of the Company or (ii) the redesignation of Unrestricted Subsidiaries as Subsidiaries (valued in each case as provided in the definition of “Investment”) not to exceed, in the case of any Subsidiary, the amount of Investments previously made by the Company or any Subsidiary in such Unrestricted Subsidiary, which amount was included in the calculation of Restricted Payments; provided, however, that no amount shall be included under this clause (d) to the extent it is already included in Consolidated Net Income, plus (e) the aggregate net cash proceeds received by a Person in consideration for the issuance of such Person’s Capital Stock (other than Disqualified Capital Stock) that are held by such Person at the time such Person is merged with and into the Company in accordance with the “Merger, consolidation and sale of assets” covenant on or subsequent to the Issue Date; provided, however, that concurrently with or immediately following such merger the Company uses an amount equal to such net cash proceeds to redeem or repurchase the Company’s Capital Stock, plus (f) $25.0 million.

      (b) Notwithstanding the foregoing, these provisions will not prohibit: (1) the payment of any dividend or the making of any distribution within 60 days after the date of its declaration if such dividend or distribution would have been permitted on the date of declaration; (2) the purchase, redemption or other acquisition or retirement of any Capital Stock of the Company or any warrants, options or other rights to acquire shares of any class of such Capital Stock either (x) solely in exchange for shares of Qualified Capital Stock or other rights to acquire Qualified Capital Stock or (y) through the application of the net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock or warrants, options or other rights to acquire Qualified Capital Stock or (z) in the case of Disqualified Capital Stock, solely in exchange for, or through the application of the net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of, Disqualified Capital Stock that has a redemption date no earlier than, and requires the payment of current dividends or distributions in cash no earlier than, in each case, the Disqualified Capital Stock being purchased, redeemed or otherwise acquired or retired; (3) the acquisition of Indebtedness of the Company that is subordinate or junior in right of payment to the notes either (x) solely in exchange for shares of Qualified Capital Stock (or warrants, options or other rights to acquire Qualified Capital Stock), for shares of Disqualified Capital Stock that have a redemption date no earlier than, and require the payment of current dividends or distributions in cash no earlier than, in each case, the maturity date and interest payments dates, respectively, of the Indebtedness being acquired, or for Indebtedness of the Company that is subordinate or junior in right of payment to the notes, at least to the extent that the Indebtedness being acquired is subordinated to the notes and has a Weighted Average Life to Maturity no less than that of the Indebtedness being acquired or (y) through the application of the net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock (or warrants, options or other rights to acquire Qualified Capital Stock), shares of Disqualified Capital Stock that have a redemption date no earlier than, and require the payment of current dividends or distributions in cash no earlier than, in each case, the maturity date and interest payments dates, respectively, of the Indebtedness being refinanced, or Indebtedness of the Company that is subordinate or junior in right of payment to the notes at least to the extent that the Indebtedness being acquired is subordinated to the notes and has a Weighted Average Life to Maturity no less than that of the Indebtedness being refinanced; (4) payments by the Company to repurchase or to enable Holding (including for the purpose of this clause (4) and for the purposes of clauses (5) and (6) below, any corporation that, directly or indirectly, owns all of the Common Stock of Holding) to repurchase, Capital Stock of Holding from employees of Holding or its Subsidiaries or such other corporation in an aggregate amount not to exceed $5.0 million; (5) payments to enable Holding to redeem or repurchase stock purchase or similar rights granted by Holding with respect to its Capital Stock in an aggregate amount not to exceed $1.0 million; (6) payments, not to exceed $200,000 in the aggregate, to enable Holding to make cash payments to holders of its Capital Stock in lieu of the issuance of fractional shares of its Capital Stock; (7) payments made pursuant to any merger, consolidation or sale of assets effected in accordance with the “Merger, consolidation and sale of assets” covenant; (8) payments to enable Holding or the Company to pay dividends on its Capi tal Stock (other than Disqualified Capital Stock) after the first Equity Offering in an annual amount not to exceed 6.00% of the gross proceeds (before deducting underwriting discounts and commissions and other fees and expenses of the offering) received from shares of Capital Stock (other than Disqualified Stock) sold for the account of the issuer thereof (and not for the account of any stockholder) in such initial Equity Offering and contributed to the Company; (9) payments by the Company to fund the payment by any direct or indirect holding company thereof of audit, accounting, legal or other similar expenses, to pay franchise or other similar taxes and to pay other corporate overhead expenses, so long as such dividends are paid as and when needed by its respective direct or indirect holding company and so long as the aggregate amount of payments pursuant to this clause (9) does not exceed $1.0 million in any calendar year; (10) payments by the Company to fund taxes of Holding for a given taxable year in an amount equal to the Company’s “separate return liability,” as if the Company were the parent of a consolidated group (for purposes of this clause (10) “separate return liability” for a given taxable year shall mean the hypothetical United States tax liability of the Company defined as if the Company had filed its own United States federal tax return for such taxable year); (11) payments by the Company under the Financial Monitoring and Oversight Agreements; and (12) payments or loans made to Holding in an amount not to exceed $30.0 million, the proceeds of which amounts are used to make payments to Glenn E. Staats and Preston W. Staats (or one or more of their respective Affiliates) pursuant to the Staats Purchase Agreement; provided, that (A) in the case of clauses (3), (4), (5), (6), (7) and (8), no Default or Event of Default shall have occurred or be continuing at the time of such payment or as a result thereof, (B) in determining the aggregate amount of Restricted Payments made subsequent to the Issue Date, amounts expended pursuant to clauses (1), (4), (5), (6), (7) and (8) shall be included in such calculation and (C) that no payment may be made pursuant to clause (7) unless, after giving effect to such transaction (and the incurrence of any Indebtedness in connection therewith and the use of the proceeds thereof), the Company would be able to incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the “Limitation on incurrence of additional indebtedness and issuance of disqualified capital stock” covenant such that after incurring that $1.00 of additional Indebtedness, the Consolidated Coverage Ratio would be greater than 2.00 to 1.00.

Limitation on liens

      The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur or suffer to exist any Lien on any asset or property of the Company or such Subsidiary, or any income or profits therefrom, or assign or convey any right to receive income therefrom, that secures any obligations of the Company or any of its Subsidiaries unless the notes are equally and ratably secured with (or on a senior basis to, in the case of obligations subordinated in right of payment to the notes) the obligations so secured or until such time as such obligations are no longer secured by a Lien. The preceding sentence will not require the Company or any Subsidiary to secure the notes if the Lien consists of a Permitted Lien.

Merger, consolidation and sale of assets

      The Indenture provides that the Company may not, in a single transaction or a series of related transactions, consolidate with or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets to, another Person or adopt a plan of liquidation unless (i) either (1) the Company is the surviving or continuing Person or (2) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person that acquires by conveyance, transfer or lease the properties and assets of the Company substantially as an entirety or in the case of a plan of liquidation, the Person to which assets of the Company have been transferred, shall be a corporation, partnership or trust organized and existing under the laws of the United States or any State thereof or the District of Columbia; (ii) such surviving Person shall assume all of the obligations of the Company under the notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee; (iii) immediately after giving effect to such transaction and the use of the proceeds therefrom (on a pro forma basis, including giving effect to any Indebtedness incurred or anticipated to be incurred in connection with such transaction), the Company (in the case of clause (1) of the foregoing clause (i)) or such Person (in the case of clause (2) of the foregoing clause (i)) shall be able to incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the “Limitation on incurrence of additional indebtedness and issuance of disqualified capital stock” covenant; (iv) immediately after giving effect to such transactions, no Default or Event of Default shall have occurred or be continuing; and (v) the Company has delivered to the Trustee prior to the consummation of the proposed transaction an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer complies with the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied. For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of related transactions) of all or substantially all of the properties and assets of one or more Subsidiaries, the Capital Stock of which constitutes all or substantially all of the properties or assets of the Company, will be deemed to be the transfer of all or substantially all of the properties and assets of the Company. Notwithstanding the foregoing clauses (ii) and (iii), (1) any Subsidiary of the Company may consolidate with, merge into or transfer all or part of its properties and assets to the Company and (2) the Company may merge with a corporate Affiliate thereof incorporated solely for the purpose of reincorporating the Company in another jurisdiction in the United States to realize tax or other benefits.

Limitation on asset sales

      The Indenture provides that neither the Company nor any of its Subsidiaries will consummate an Asset Sale unless (i) the Company or the applicable Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of (as determined in good faith by management of the Company or, if such Asset Sale involves consideration in excess of $5.0 million, by the board of directors of the Company, as evidenced by a board resolution), (ii) at least 75% of the consideration received by the Company or such Subsidiary, as the case may be, from such Asset Sale is in the form of cash or Cash Equivalents and is received at the time of such disposition and (iii) upon the consummation of an Asset Sale, the Company applies, or causes such Subsidiary to apply, such Net Cash Proceeds within 180 days of receipt thereof either (A) to repay Indebtedness outstanding under the Credit Agreement or any Indebtedness of a Subsidiary of the Company that is not a Guarantor (and, to the extent such Indebtedness relates to principal under a revolving credit or similar facility, to obtain a corresponding reduction in the commitments thereunder, except that the Company may temporarily repay such Indebtedness using the consideration from such Asset Sale and thereafter use such funds to reinvest pursuant to clause (B) below within the period set forth therein without having to obtain a corresponding reduction in the commitments under such revolving credit or similar facility), (B) to reinvest, or to be contractually committed to reinvest pursuant to a binding agreement, in Productive Assets and, in the latter case, to have so reinvested within 360 days of the date of receipt of such Net Cash Proceeds or (C) to purchase notes and other Indebtedness that is not, by its terms, expressly subordinated in right of payment to the notes and the terms of which require an offer to purchase such other Indebtedness with the proceeds from the Asset Sale (“Other Indebtedness”), pro rata tendered to the Company for purchase at a price equal to 100% of the principal amount thereof (or the accreted value of such Other Indebtedness, if such Other Indebtedness is issued at a discount) plus accrued interest thereon, if any, to the date of purchase pursuant to an offer to purchase made by the Company as set forth below (a “Net Proceeds Offer”); provided no Net Proceeds Offer shall be required to be made with any Asset Sale proceeds to the extent such Asset Sale proceeds have been, are the subject of or will be used to make an Excess Cash Balance Offer pursuant to the “Excess cash balance repurchase offer” covenant; provided, however, that the Company may defer making a Net Proceeds Offer until the aggregate Net Cash Proceeds from Asset Sales not otherwise applied in accordance with this covenant equal or exceed $5.0 million.

      Subject to the deferral right set forth in the final proviso of the preceding paragraph, each notice of a Net Proceeds Offer will be mailed, by first-class mail, to holders of notes not more than 180 days after the relevant Asset Sale or, in the event the Company or a Subsidiary has entered into a binding agreement as provided in (B) above, within 180 days following the termination of such agreement but in no event later than 360 days after the relevant Asset Sale. Such notice will specify, among other things, the purchase date (which will be no earlier than 30 days nor later than 45 days from the date such notice is mailed, except as otherwise required by law) and will otherwise comply with the procedures set forth in the Indenture. Upon receiving notice of the Net Proceeds Offer, holders of notes may elect to tender their notes in whole or in part in integral multiples of $1,000. To the extent holders properly tender notes in an amount which, together with all Other Indebtedness so tendered, exceeds the Net Proceeds Offer, notes and such Other Indebtedness of tendering holders will be repurchased on a pro rata basis (based upon the aggregate principal amount tendered). To the extent that the aggregate principal amount of notes tendered pursuant to any Net Proceeds Offer, which, together with the aggregate principal amount or aggregate accreted value, as the case may be, of all Other Indebtedness so tendered, is less than the amount of Net Cash Proceeds subject to such Net Proceeds Offer, the Company may use any remaining portion of such Net Cash Proceeds not required to fund the repurchase of tendered notes and such Other Indebtedness for any purposes otherwise permitted by the Indenture. Upon the consummation of any Net Proceeds Offer, the amount of Net Cash Proceeds subject to any future Net Proceeds Offer from the Asset Sales giving rise to such Net Cash Proceeds shall be deemed to be zero.

      The Company will comply with the requirements of Rule 14e-1 under the Exchange Act to the extent applicable in connection with the repurchase of notes pursuant to a Net Proceeds Offer.

Limitation on asset swaps

      The Indenture provides that the Company will not, and will not permit any Subsidiary to, engage in any Asset Swaps, unless: (i) at the time of entering into such Asset Swap, and immediately after giving effect to such Asset Swap, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; (ii) in the event such Asset Swap involves an aggregate amount in excess of $2.0 million, the terms of such Asset Swap have been approved by a majority of the members of the board of directors of the Company which determination shall include a determination that the fair market value of the assets being received in such swap are at least equal to the fair market value of the assets being swapped and (iii) in the event such Asset Swap involves an aggregate amount in excess of $10.0 million, the Company has also received a written opinion from an independent investment banking firm of nationally recognized standing that such Asset Swap is fair to the Company or such Subsidiary, as the case may be, from a financial point of view.

Limitation on dividend and other payment restrictions affecting subsidiaries

      The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create or otherwise cause to permit to exist or become effective, by operation of the charter of such Subsidiary or by reason of any agreement, instrument, judgment, decree, rule, order, statute or governmental regulation, any encumbrance or restriction on the ability of any Subsidiary to (a) pay dividends or make any other distributions on its Capital Stock; (b) make loans or advances or pay any Indebtedness or other obligation owed to the Company or any of its Subsidiaries; or (c) transfer any of its property or assets to the Company, except for such encumbrances or restrictions existing under or by reason of: (1) applicable law; (2) the Indenture; (3) customary non-assignment provisions of any lease governing a leasehold interest of the Company or any Subsidiary; (4) any instrument governing Acquired Indebtedness or Acquired Preferred Stock, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; (5) agreements existing on the Issue Date (including the Credit Agreement) as such agreements are from time to time in effect; provided, however, that any amendments or modifications of such agreements that affect the encumbrances or restrictions of the types subject to this covenant shall not result in such encumbrances or restrictions being less favorable to the Company in any material respect, as determined in good faith by the board of directors of the Company, than the provisions as in effect before giving effect to the respective amendment or modification; (6) any restriction with respect to such a Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Subsidiary pending the closing of such sale or disposition; (7) an agreement effecting a refinancing, replacement or substitution of Indebtedness issued, assumed or incurred pursuant to an agreement referred to in clause (2), (4) or (5) above or any other agreement evidencing Indebtedness permitted under the Indenture; provided, however, that the provisions relating to such encumbrance or restriction contained in any such refinancing, replacement or substitution agreement or any such other agreement are no less favorable to the Company in any material respect as determined in good faith by the board of directors of the Company than the provisions relating to such encumbrance or restriction contained in agreements referred to in such clause (2), (4) or (5); (8) restrictions on the transfer of the assets subject to any Lien imposed by the holder of such Lien; (9) a licensing agreement to the extent such restrictions or encumbrances limit the transfer of property subject to such licensing agreement; (10) restrictions relating to Subsidiary preferred stock that require that due and payable dividends thereon to be paid in full prior to dividends on such Subsidiary’s common stock or (11) any agreement or charter provision evidencing Indebtedness or Capital Stock permitted under the Indenture; provided, however, that the provisions relating to such encumbrance or restriction contained in such agreement or charter provision are not less favorable to the Company in any material respect as determined in good faith by the board of directors of the Company than the provisions relating to such encumbrance or restriction contained in the Indenture.

Limitations on transactions with affiliates

      The Indenture provides that neither the Company nor any of its Subsidiaries will, directly or indirectly, enter into or permit to exist any transaction (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with or for the benefit of any of its Affiliates (other than transactions between the Company and a Wholly Owned Subsidiary of the Company or among Wholly Owned Subsidiaries of the Company) (an “Affiliate Transaction”), other than Affiliate Transactions on terms that are no less favorable than those that might reasonably have been obtained in a comparable transaction on an arm’s-length basis from a person that is not an Affiliate; provided, however, that for a transaction or series of related transactions involving value of $5.0 million or more, such determination will be made in good faith by a majority of members of the board of directors of the Company and by a majority of the disinterested members of the board of directors of the Company, if any; provided, further, that for a transaction or series of related transactions involving value of $15.0 million or more, the board of directors of the Company has received an opinion from a nationally recognized investment banking firm that such Affiliate Transaction is fair, from a financial point of view, to the Company or such Subsidiary. The foregoing restrictions will not apply to (1) reasonable and customary directors’ fees, indemnification and similar arrangements and payments thereunder, (2) any obligations of the Company under the Financial Monitoring and Oversight Agreements, or any employment agreement, noncompetition or confidentiality agreement with any officer of the Company (provided that each amendment of any of the foregoing agreements shall be subject to the limitations of this covenant), (3) reasonable and customary investment banking, financial advisory, commercial banking and similar fees and expenses paid to the initial purchaser of the notes and its Affiliates, (4) any Restricted Payment permitted to be made pursuant to the covenant described under “Limitation on restricted payments,” (5) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the board of directors of the Company, (6) loans or advances to employees in the ordinary course of business of the Company or any of its Subsidiaries consistent with past practices, and (7) the issuance of Capital Stock of the Company (other than Disqualified Stock).

Limitation on guarantees of certain indebtedness

      The Indenture provides that the Company shall not (a) permit any Subsidiary to guarantee any Indebtedness of the Company other than the notes (the “Guaranteed Indebtedness”) or (b) pledge any intercompany Indebtedness representing obligations of any of its Subsidiaries to secure the payment of Guaranteed Indebtedness, in each case unless such Subsidiary, the Company and the Trustee execute and deliver a supplemental indenture causing such Subsidiary to guarantee the Company’s obligations under the Indenture and the notes to the same extent that such Subsidiary guaranteed the Company’s obligations under the Guaranteed Indebtedness (including waiver of subrogation, if any). Thereafter, such Subsidiary shall be a Guarantor for all purposes of the Indenture.

      The guarantee of a Subsidiary will be released upon:

(i) the sale of all of the Capital Stock, or all or substantially all of the assets, of the applicable Guarantor (in each case other than to Holding, the Company or one of its Subsidiaries);

(ii) the designation by the Company of the applicable Guarantor as an Unrestricted Subsidiary; or

(iii) the release of the guarantee of such Guarantor with respect to the obligations which caused such Guarantor to deliver a guarantee of the notes in accordance with the preceding paragraph, in each case in compliance with the Indenture (including, in the event of a sale of Capital Stock or assets described in clause (i) above, that the Net Cash Proceeds are applied in accordance with the requirements of the applicable provision of the Indenture described under “— Limitation on asset sales” above).

Reports

      The Indenture provides that so long as any of the notes are outstanding, the Company will provide to the holders of notes and file with the SEC copies of the annual reports and of the information, documents and other reports that the Company would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act regardless of whether the Company is then obligated to file such reports, commencing for the period ended June 30, 2003.

Events of default

      The following events are defined in the Indenture as “Events of Default”: (i) the failure to pay interest on the notes when the same becomes due and payable and the Default continues for a period of 30 days; (ii) the failure to pay principal of or premium, if any, on any notes when such principal or premium, if any, becomes due and payable, at maturity, upon redemption or otherwise; (iii) a default in the observance or performance of any other covenant or agreement contained in the notes or the Indenture, which default continues for a period of 30 days after the Company receives written notice thereof specifying the default from the Trustee or holders of at least 25% in aggregate principal amount of outstanding notes; (iv) the failure to pay at the final stated maturity (giving effect to any extensions thereof) the principal amount of any Indebtedness of the Company or any Subsidiary of the Company, or the acceleration of the final stated maturity of any such Indebtedness, if the aggregate principal amount of such Indebtedness, together with the aggregate principal amount of any other such Indebtedness in default for failure to pay principal at the final stated maturity (giving effect to any extensions thereof) or which has been accelerated, aggregates $10.0 million or more at any time in each case after a 10-day period during which such default shall not have been cured or such acceleration rescinded; (v) the Guarantee of any Significant Subsidiary, if any, ceases to be in full force and effect except as otherwise permitted pursuant to the terms of the Indenture or any Guarantee of any such Significant Subsidiary is declared to be null and void and unenforceable or any Guarantee of any such Significant Subsidiary is found to be invalid or any Guarantor that is a Significant Subsidiary denies its liability under its Guarantee (other than, in any such case, by reason of release of a Guarantor in accordance with the terms of the Indenture); (vi) one or more judgments in an aggregate amount in excess of $10.0 million (which are not covered by insurance as to which the insurer has not disclaimed coverage) being rendered against the Company or any of its Significant Subsidiaries and such judgment or judgments remain undischarged or unstayed for a period of 60 days after such judgment or judgments become final and nonappealable; and (vii) certain events of bankruptcy, insolvency or reorganization affecting the Company or any of its Significant Subsidiaries.

      Upon the happening of any Event of Default specified in the Indenture, the Trustee may, and the Trustee upon the request of holders of 25% in principal amount of the outstanding notes shall, or the holders of at least 25% in principal amount of outstanding notes may, declare the principal of all the notes, together with all accrued and unpaid interest and premium, if any, to be due and payable by notice in writing to the Company and the Trustee specifying the respective Event of Default and that it is a “notice of acceleration” (the “Acceleration Notice”), and the same shall become immediately due and payable. If an Event of Default with respect to bankruptcy proceedings relating to the Company occurs and is continuing, then such amount will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder of the notes.

      The Indenture provides that, at any time after a declaration of acceleration with respect to the notes as described in the preceding paragraph, the holders of a majority in principal amount of the notes then outstanding (by notice to the Trustee) may rescind and cancel such declaration and its consequences if (i) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction, (ii) all existing Events of Default have been cured or waived except nonpayment of principal of or interest on the notes that has become due solely by such declaration of acceleration, (iii) to the extent the payment of such interest is lawful, interest (at the same rate specified in the notes) on overdue installments of interest and overdue payments of principal, which has become due otherwise than by such declaration of acceleration, has been paid, (iv) the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances and (v) in the event of the cure or waiver of a Default or Event of Default of the type described in clause (vii) of the description of Events of Default in the first paragraph above, the Trustee has received an Officers’ Certificate and Opinion of Counsel that such Default or Event of Default has been cured or waived. The holders of a majority in principal amount of the notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of or interest on any notes.

      The Company is required to deliver to the Trustee, within 120 days after the end of the Company’s fiscal year, a certificate indicating whether the signing officers know of any Default or Event of Default that occurred during the previous year and whether the Company has complied with its obligations under the Indenture. In addition, the Company will be required to notify the Trustee of the occurrence and continuation of any Default or Event of Default promptly after the Company becomes aware of the same.

      Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default thereunder should occur and be continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the notes unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Subject to such provision for security or indemnification and certain limitations contained in the Indenture, the holders of a majority in principal amount of the outstanding notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

Satisfaction and discharge of indenture; defeasance

      The Company may terminate its obligations under the Indenture at any time by delivering all outstanding notes to the Trustee for cancellation and paying all sums payable by it thereunder. The Company, at its option, (i) will be discharged from any and all obligations with respect to the notes (except for certain obligations of the Company to register the transfer or exchange of such notes, replace stolen, lost or mutilated notes, maintain paying agencies and hold moneys for payment in trust) or (ii) need not comply with certain of the restrictive covenants with respect to the Indenture, if the Company deposits with the Trustee, in trust, United States legal tender or United States Government Obligations or a combination thereof that, through the payment of interest and premium thereon and principal in respect thereof in accordance with their terms, will be sufficient to pay all the principal of and interest and premium on the notes on the dates such payments are due in accordance with the terms of such notes as well as the Trustee’s fees and expenses. To exercise either such option, the Company is required to deliver to the Trustee (A) an Opinion of Counsel or a private letter ruling issued to the Company by the Internal Revenue Service (the “IRS”) to the effect that the holders of the notes will not recognize income, gain or loss for federal income tax purposes as a result of the deposit and related defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such option had not been exercised and, in the case of an Opinion of Counsel furnished in connection with a discharge pursuant to clause (i) above, accompanied by a private letter ruling issued to the Company by the IRS to such effect, (B) subject to certain qualifications, an opinion of counsel to the effect that funds so deposited will not be subject to avoidance under applicable bankruptcy law and (C) an officers’ certificate and an opinion of counsel to the effect that the Company has complied with all conditions precedent to the defeasance which opinion shall also state that the exercise of such option does not violate any loan agreement of the Company known to such counsel. Notwithstanding the foregoing, the opinion of counsel required by clause (A) above need not be delivered if all notes not theretofore delivered to the Trustee for cancellation (i) have become due and payable, (ii) will become due and payable on the maturity date within one year or (iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company.

Modification of the indenture

      From time to time, the Company and the Trustee, together, without the consent of the holders of the notes, may amend or supplement the Indenture for certain specified purposes, including curing ambiguities, defects or inconsistencies or to provide for the issuance of additional notes, in each case which do not adversely affect in any material respect the rights of any holder of the notes. Other modifications and amendments of the Indenture may be made with the consent of the holders of a majority in principal amount of the then outstanding notes, except that, without the consent of each holder of the notes affected thereby, no amendment may, directly or indirectly: (i) reduce the amount of notes whose holders must consent to an amendment; (ii) reduce the rate of or change the time for payment of interest, including defaulted interest, on any notes; (iii) reduce the principal of or change the fixed maturity of any notes, or change the date on which any notes may be subject to redemption or repurchase, or reduce the redemption or repurchase price therefor; (iv) make any notes payable in money other than that stated in the notes and the Indenture; (v) make any change in provisions of the Indenture protecting the right of each holder of a note to receive payment of principal of, premium on and interest on such note on or after the due date thereof or to bring suit to enforce such payment or permitting holders of a majority in principal amount of the notes to waive Default or Event of Default; (vi) cause the notes or the Guarantees, if any, to become subordinated to any other Indebtedness or to otherwise modify or change the provision of the Indenture or the related definitions affecting the ranking of the notes or the Guarantees, if any, in a manner which adversely affects the holders of the notes; or (vii) after the Company’s obligation to purchase the notes arises under the Indenture, amend, modify or change the obligation of the Company to make or consummate a Change of Control Offer or a Net Proceeds Offer or waive any default in the performance thereof or modify any of the provisions or definitions with respect to any such offers.

Concerning the trustee

      The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest, it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

      The Holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of such person’s own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing law

      The Indenture provides that it and the notes will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the laws of another jurisdiction would be required thereby.

Certain definitions

      Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

      “Acquired Indebtedness” means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Subsidiary of the Company or at the time it merges or consolidates with the Company or any of its Subsidiaries or assumed in connection with the acquisition of assets from such Person and not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Subsidiary of the Company or such acquisition, merger or consolidation.

      “Acquired Preferred Stock” means Preferred Stock of any Person at the time such Person becomes a Subsidiary of the Company or at the time it merges or consolidates with the Company or any of its Subsidiaries and not issued by such person in connection with, or in anticipation or contemplation of, such acquisition, merger or consolidation.

      “Affiliate” means, as to any Person, any other Person who, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, the first referred to Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

      “ARISB Acquisition” means the acquisition of certain assets of ADP Claims Solutions, Group, Inc. (“ADP”) pursuant to the Asset Purchase Agreement dated November 20, 1997 between the Company and ADP.

      “Asset Sale” means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer for value by the Company or any of its Subsidiaries (excluding any Sale and Leaseback Transaction or any pledge of assets or stock by the Company or any of its Subsidiaries) to any Person other than the Company or a Wholly Owned Subsidiary of the Company of (i) any Capital Stock of any Subsidiary of the Company or (ii) any other property or assets of the Company or any Subsidiary of the Company other than in the ordinary course of business; provided, however, that for purposes of the “Limitation on asset sales” covenant, Asset Sales shall not include (a) a transaction or series of related transactions in which the Company or its Subsidiaries receive aggregate consideration of less than $1.0 million, (b) transactions covered by the “Merger, consolidation and sale of assets” covenant or permitted by the “Limitation on asset swaps” covenant, (c) a Restricted Payment that otherwise qualifies under the “Limitation on restricted payments” covenant, (d) any disposition of obsolete or worn out equipment or equipment that is no longer useful in the conduct of the business of the Company and its Subsidiaries and that is disposed of, in each case, in the ordinary course of business or (e) sales of receivables and leases in connection with the lease financing activities described in clause (xiii) of the definition of Permitted Indebtedness.

      “Asset Swap” means the execution of a definitive agreement, subject only to approval of the United States Federal Trade Commission, if applicable, and other customary closing conditions, that the Company in good faith believes will be satisfied, for a substantially concurrent purchase and sale, or exchange, of Productive Assets between the Company or any of its Subsidiaries and another Person or group of affiliated Persons; provided that any amendment to or waiver of any closing condition that individually or in the aggregate is material to the Asset Swap shall be deemed to be a new Asset Swap; it being understood that an Asset Swap may include a cash equalization payment made in connection therewith provided that such cash payment, if received by the Company or its Subsidiaries, shall be deemed to be proceeds received from an Asset Sale and applied in accordance with “Certain covenants — Limitation on asset sales.”

      “Capital Stock” means (i) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated) of capital stock of such Person and (ii) with respect to any Person that is not a corporation, any and all partnership or other equity interests of such Person.

      “Capitalized Lease Obligation” means, as to any Person, the obligation of such Person to pay rent or other amounts under a lease to which such Person is a party that is required to be classified and accounted for as a capital lease obligation under GAAP, and for purposes of this definition, the amount of such obligation at any date shall be the capitalized amount of such obligation at such date, determined in accordance with GAAP.

      “Cash Equivalents” means (i) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof; (ii) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor’s Corporation or Moody’s Investors Service, Inc.; (iii) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from Standard & Poor’s Corporation or at least P-1 from Moody’s Investors Service, Inc.; (iv) certificates of deposit or bankers’ acceptances maturing within one year from the date of acquisition thereof issued by any commercial bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any United States branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $500.0 million; (v) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (i) above entered into with any bank meeting the qualifications specified in clause (iv) above; and (vi) investments in money market funds that invest substantially all their assets in securities of the types described in clauses (i) through (v) above.

      “Change of Control” means the occurrence of one or more of the following events: (i) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company to any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a “Group”) (whether or not otherwise in compliance with the provisions of the Indenture), other than to a Permitted Holder; or (ii) a majority of the board of directors of the Company or Holding shall consist of Persons who are not Continuing Directors; or (iii) the acquisition by any Person or Group (other than the Permitted Holders or any direct or indirect Subsidiary of any Permitted Holder, including without limitation, Holding) of the power, directly or indirectly, to vote or direct the voting of securities having more than 50% of the ordinary voting power for the election of directors of the Company or Holding.

      “Commodity Agreement” means any commodity futures contract, commodity option or other similar agreement or arrangement entered into by the Company or any of its Subsidiaries designed to protect the Company or any of its Subsidiaries against fluctuations in the price of commodities actually used in the ordinary course of business of the Company and its Subsidiaries.

      “Consolidated Coverage Ratio” as of any date of determination means the ratio of (i) the aggregate amount of Consolidated EBITDA for the four quarter period of the most recent four consecutive fiscal quarters ending prior to the date of such determination (the “Four Quarter Period”) to (ii) Consolidated Fixed Charges for such Four Quarter Period; provided, however, that (1) if the Company or any Subsidiary of the Company has incurred any Indebtedness or issued any preferred stock since the beginning of such Four Quarter Period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an incurrence of Indebtedness or issuance of preferred stock, Consolidated EBITDA and Consolidated Fixed Charges for such Four Quarter Period shall be calculated after giving effect on a pro forma basis to such Indebtedness or issuance of preferred stock as if such Indebtedness had been incurred or such preferred stock had been issued on the first day of such Four Quarter Period and the discharge of any other Indebtedness or preferred stock repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness or preferred stock as if such discharge had occurred on the first day of such Four Quarter Period, (2) if since the beginning of such Four Quarter Period the Company or any Subsidiary of the Company shall have made any Asset Sale, the Consolidated EBITDA for such Four Quarter Period shall be reduced by an amount equal to the Consolidated EBITDA (if positive) directly attributable to the assets that are the subject of such Asset Sale for such Four Quarter Period or increased by an amount equal to the Consolidated EBITDA (if negative) directly attributable thereto for such Four Quarter Period and Consolidated Fixed Charges for such Four Quarter Period shall be reduced by an amount equal to the Consolidated Fixed Charges directly attributable to any Indebtedness or preferred stock of the Company or any Subsidiary of the Company repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Subsidiaries in connection with such Asset Sale for such Four Quarter Period (or, if the Capital Stock of any Subsidiary of the Company are sold, the Consolidated Fixed Charges for such Four Quarter Period directly attributable to the Indebtedness of such Subsidiary to the extent the Company and its continuing Subsidiaries are no longer liable for such Indebtedness after such sale), (3) if since the beginning of such Four Quarter Period the Company or any Subsidiary of the Company (by merger or otherwise) shall have made an Investment in any Subsidiary of the Company (or any Person that becomes a Subsidiary of the Company) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, Consolidated EBITDA and Consolidated Fixed Charges for such Four Quarter Period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness or the issuance of any preferred stock) as if such Investment or acquisition occurred on the first day of such Four Quarter Period and (4) if since the beginning of such Four Quarter Period any Person (that subsequently became a Subsidiary or was merged with or into the Company or any Subsidiary of the Company since the beginning of such Four Quarter Period) shall have made any Asset Sale or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (2) or (3) above if made by the Company or a Subsidiary of the Company during such Four Quarter Period, Consolidated EBITDA and Consolidated Fixed Charges for such Four Quarter Period shall be calculated after giving pro forma effect thereto as if such Asset Sale, Investment or acquisition of assets occurred on, with respect to any Investment or acquisition, the first day of such Four Quarter Period and, with respect to any Asset Sale, the day prior to the first day of such Four Quarter Period. For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Fixed Charges associated with any Indebtedness incurred or the issuance of any preferred stock in connection therewith, the pro forma calculations shall be determined reasonably and in good faith by a responsible financial or accounting officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any agreement under which Interest Swap Obligations are outstanding applicable to such Indebtedness if such agreement under which such Interest Swap Obligations are outstanding has a remaining term as at the date of determination in excess of 12 months); provided, however, that the Consolidated Interest Expense of the Company attributable to interest on any Indebtedness incurred under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the Four Quarter Period.

      “Consolidated EBITDA” means, for any period, the Consolidated Net Income for such period, plus the following to the extent deducted in calculating such Consolidated Net Income: (i) Consolidated Income Tax Expense for such period; (ii) Consolidated Fixed Charges for such period; and (iii) Consolidated Non-Cash Charges for such period less all non-cash items increasing Consolidated Net Income for such period.

      “Consolidated Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of (i) Consolidated Interest Expense and (ii) the amount of all cash dividend payments or payments in Disqualified Capital Stock on Preferred Stock of Subsidiaries of such Person or on Disqualified Capital Stock of such Person held by Persons other than the Company or any Wholly Owned Subsidiaries paid, accrued or scheduled to be paid or accrued during such period.

      “Consolidated Income Tax Expense” means, with respect to the Company for any period, the provision for Federal, state, local and foreign income taxes payable by the Company and its Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP.

      “Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of (i) the interest expense of such Person and its Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, including, without limitation, (a) any amortization of debt discount, (b) the net cost under Interest Swap Obligations (including any amortization of discounts), (c) the interest portion of any deferred payment obligation, (d) all commissions, discounts and other fees and charges owed with respect to letters of credit, bankers’ acceptance financing or similar facilities, and (e) all accrued or capitalized interest and (ii) the interest component of Capitalized Lease Obligations paid or accrued by such Person and its Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP.

      “Consolidated Net Income” of any Person means, for any period, the aggregate net income (or loss) of such Person and its Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided, however, that there shall be excluded therefrom, without duplication, (a) gains and losses from Asset Sales (without regard to the $1.0 million limitation set forth in the definition thereof) or abandonments or reserves relating thereto and the related tax effects, (b) items classified as extraordinary or nonrecurring gains and losses, and the related tax effects according to GAAP, (c) the net income (or loss) of any Person acquired in a pooling of interests transaction accrued prior to the date it becomes a Subsidiary of such first referred to Person or is merged or consolidated with it or any of its Subsidiaries, (d) the net income of any Subsidiary to the extent that the declaration of dividends or similar distributions by that Subsidiary of that income is restricted by contract, operation of law or otherwise, (e) the net income of any Person, other than the Company or a Subsidiary of the Company or other than an Unrestricted Subsidiary, except to the extent of the lesser of (x) dividends or distributions paid to such first referred to Person or its Subsidiary by such Person and (y) the net income of such Person (but in no event less than zero), and the net loss of such Person shall be included only to the extent of the aggregate Investment of the first referred to Person or a consolidated Subsidiary of such Person and any non-cash expenses attributable to grants or exercises of employee stock options, (f) charges relating to the amortization or write-off of intangibles or other goodwill arising from the ARISB Acquisition or the Triad Acquisition and (g) the cumulative effect of changes in accounting principles.

      “Consolidated Net Tangible Assets” of any Person means, as of any date of determination, the sum of the assets of such Person after eliminating intercompany items, determined on a consolidated basis in accordance with GAAP, including appropriate deductions for any minority interest in tangible assets of such Person’s Subsidiaries, less (without duplication) (i) the net book value of all of its goodwill and other like intangibles, (ii) unamortized indebtedness discount and expenses, (iii) all reserves for depreciation, obsolescence, depletion and amortization of its properties and (iv) all other proper reserves which in accordance with GAAP should be provided in connection with the business conducted by such Person, in each case as calculated at the end of the fiscal quarter preceding the date of determination (and, if calculated in connection with a transaction, after giving pro forma effect to such transaction).

      “Consolidated Non-Cash Charges” means, with respect to any Person for any period, the aggregate depreciation, amortization and other non-cash expenses of such Person and its Subsidiaries (excluding any such charges constituting an extraordinary or nonrecurring item) reducing Consolidated Net Income of such Person and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.

      “Continuing Director” means, as of the date of determination, any Person who (i) was a member of the board of directors of the Company or Holding on the Issue Date, (ii) was nominated for election or elected to the board of directors of the Company or Holding, as the case may be, with the affirmative vote of a majority of the Continuing Directors who were members of such board of directors at the time of such nomination or election or (iii) is a representative of a Permitted Holder.

      “Credit Agreement” means (i) the $15.0 million senior secured revolving credit facility entered into in connection with the Transaction together with the other documents related thereto (including, without limitation, any guarantee agreements and security documents) as the same may be amended, supplemented, restated, restored or otherwise modified from time to time, including amendments, supplements or modifications relating to the addition or elimination of Subsidiaries of the Company as borrowers or guarantors or other credit parties thereunder, and (ii) any renewal, extension, refunding, restructuring, restatements, replacement or refinancing thereof (whether with the original administrative agent, and lenders or another administrative agent or agents or one or more other lenders and whether provided under the original Credit Agreement or one or more other credit or other agreements).

      “Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any of its Subsidiaries against fluctuations in currency values.

      “Default” means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

      “Disqualified Capital Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures (excluding any maturity as the result of an optional redemption by the issuer thereof) or is mandatorily redeemable on or before June 15, 2011, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof (except, in each case, upon the occurrence of a Change of Control), in whole or in part, on or prior to June 15, 2011; provided that only the portion of Capital Stock which so matures or is mandatorily redeemable or is so redeemable at the sole option of the holder thereof prior to June 15, 2011 shall be deemed to be Disqualified Capital Stock.

      “Equity Offering” means a private sale or an underwritten public offering of Capital Stock (other than Disqualified Capital Stock) of the Company or Holding (to the extent, in the case of Holding, that the net cash proceeds thereof are contributed to the common or non-redeemable preferred equity capital of the Company).

      “Financial Monitoring and Oversight Agreements” means the Monitoring and Oversight Agreement among the Company, Holding and Hicks Muse Partners, and the Financial Advisory Agreement among the Company, Holding and Hicks Muse Partners, each as in effect on the Issue Date or as may be subsequently amended in a way not materially adverse to holders of the notes or the Company.

      “GAAP”, unless otherwise indicated, means generally accepted accounting principles in the United States of America as in effect as of the date of the Indenture, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or the Commission or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the Indenture shall be computed in conformity with GAAP.

      “Guarantee” means the guarantee by each Guarantor of the obligations of the Company with respect to the notes.

      “Guarantor” means the issuer at any time of a Guarantee (so long as such Guarantee remains outstanding).

      “Indebtedness” means with respect to any Person, without duplication, any liability of such Person (i) for borrowed money, (ii) evidenced by bonds, debentures, notes or other similar instruments, (iii) constituting Capitalized Lease Obligations, (iv) incurred or assumed as the deferred purchase price of property, or pursuant to conditional sale obligations and title retention agreements (but excluding trade accounts payable arising in the ordinary course of business), (v) for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction, (vi) for Indebtedness of others guaranteed by such Person, (vii) for Interest Swap Obligations, Commodity Agreements and Currency Agreements and (viii) for Indebtedness of any other Person of the type referred to in clauses (i) through (vii) which is secured by any Lien on any property or asset of such first referred to Person, the amount of such Indebtedness being deemed to be the lesser of the value of such property or asset or the amount of the Indebtedness so secured. The amount of Indebtedness of any Person at any date shall be the outstanding principal amount of all unconditional obligations described above, as such amount would be reflected on a balance sheet prepared in accordance with GAAP, and the maximum liability at such date of such Person for any contingent obligations described above.

      “Interest Swap Obligations” means the obligations of any Person under any interest rate protection agreement, interest rate future, interest rate option, interest rate swap, interest rate cap or other interest rate hedge or arrangement.

      “Investment” in any Person means any direct or indirect advance, loan or other extension of credit (in each case, including by way of Guarantee or similar arrangement) or capital contribution to any Person, but excluding any debt or extension of credit represented by a bank deposit other than a time deposit. For purposes of the “Limitation on Restricted Payments” covenant, (A) “Investment” shall include the portion (proportionate to the Company’s equity interest in a Subsidiary to be designated as an Unrestricted Subsidiary) of the fair market value of the net assets of such Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Unrestricted Subsidiary as a Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (1) the Company’s “Investment” in such Subsidiary at the time of such redesignation less (2) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time that such Subsidiary is so redesignated from an Unrestricted Subsidiary to a Subsidiary; and (B) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the board of directors.

      “Issue Date” means the date on which the notes are originally issued.

      “Lien” means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

      “Net Cash Proceeds” means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents (including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents) received by the Company or any of its Subsidiaries from such Asset Sale net of (i) reasonable out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions, recording fees, relocation costs, title insurance premiums, appraisers, fees and costs reasonably incurred in preparation of any asset or property for sale), (ii) taxes paid or reasonably estimated to be payable (calculated based on the combined state, federal and foreign statutory tax rates applicable to the Company or the Subsidiary engaged in such Asset Sale), (iii) all distributions and other payments required to be made to any Person owning a beneficial interest in the assets subject to sale or minority interest holders in Subsidiaries or joint ventures as a result of such Asset Sale, (iv) any reserves established in accordance with GAAP for adjustment in respect of the sales price of such asset or assets or for any liabilities associated with such Asset Sale, and (v) repayment of Indebtedness secured by assets subject to such Asset Sale; provided, however, that if the instrument or agreement governing such Asset Sale requires the transferor to maintain a portion of the purchase price in escrow (whether as a reserve for adjustment of the purchase price or otherwise) or to indemnify the transferee for specified liabilities in a maximum specified amount, the portion of the cash or Cash Equivalents that is actually placed in escrow or segregated and set aside by the transferor for such indemnification obligation shall not be deemed to be Net Cash Proceeds until the escrow terminates or the transferor ceases to segregate and set aside such funds, in whole or in part, and then only to the extent of the proceeds released from escrow to the transferor or that are no longer segregated and set aside by the transferor.

      “9% Senior Subordinated Notes” means the Company’s 9% Senior Subordinated Notes due 2008 issued and outstanding under the 9% Senior Subordinated Notes Indenture.

      “9% Senior Subordinated Notes Indenture” means the indenture, dated February 10, 1998, by and among Cooperative Computing, Inc., as issuer, and Wells Fargo Bank Minnesota, N.A. (as successor to Norwest Bank Minnesota, National Association), as trustee, under which the 9% Senior Subordinated Notes were issued, as amended, supplemented, exchanged or restated from time to time.

      “Obligations” means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing, or otherwise relating to, any Indebtedness.

      “Opinion of Counsel” means a written opinion from legal counsel who is reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

      “Permitted Holders” means Hicks Muse and any of its Affiliates, officers and directors.

      “Permitted Indebtedness” means, without duplication, (i) Indebtedness outstanding on the Issue Date (other than indebtedness described in clause (iv) below); (ii) Indebtedness of the Company or a Subsidiary incurred pursuant to the Credit Agreement (including guarantees thereof) in an aggregate principal amount at any time outstanding not to exceed $15.0 million; (iii) Indebtedness evidenced by or arising under the notes and the Indenture (not including any additional notes issued from time to time); (iv) following the Issue Date, Indebtedness evidenced by, or arising under the 9% Senior Subordinated Notes and the 9% Senior Subordinated Notes Indenture in an aggregate principal amount not to exceed the aggregate principal amount to be outstanding after giving effect to the consummation of the tender offer on the Issue Date; (v) Interest Swap Obligations; provided, however, that such Interest Swap Obligations are entered into to protect the Company from fluctuations in currencies or interest rates of its Indebtedness; (vi) additional Indebtedness of the Company or any of its Subsidiaries not to exceed $20.0 million in principal amount outstanding at any time (which amount may, but need not, be incurred under the Credit Agreement); (vii) Refinancing Indebtedness; (viii) Indebtedness owed by the Company to any Wholly Owned Subsidiary of the Company or by any Subsidiary of the Company to the Company or any Wholly Owned Subsidiary of the Company; (ix) guarantees by the Company or Subsidiaries of any Indebtedness permitted to be incurred pursuant to the Indenture; (x) Indebtedness in respect of performance bonds, bankers’ acceptances and surety or appeal bonds provided by the Company or any of its Subsidiaries to their customers in the ordinary course of their business; (xi) Indebtedness arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Company or any of its Subsidiaries pursuant to such agreements, in each case incurred in connection with the disposition of any business assets or Subsidiaries of the Company (other than guarantees of Indebtedness or other obligations incurred by any Person acquiring all or any portion of such business assets or Subsidiaries of the Company for the purpose of financing such acquisition) in a principal amount not to exceed the gross proceeds actually received by the Company or any of its Subsidiaries in connection with such disposition; provided, however, that the principal amount of any Indebtedness incurred pursuant to this clause (xi), when taken together with all Indebtedness incurred pursuant to this clause (xi) and then outstanding, shall not exceed $15.0 million; (xii) Indebtedness represented by Capitalized Lease Obligations, mortgage financings or purchase money obligations, or Indebtedness incurred for the purposes of financing the acquisition of Productive Assets (whether by acquisition of assets or stock, by way of merger, consolidation or otherwise), in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property used in a related business or incurred to refinance any such purchase price or cost of construction or improvement, in each case incurred no later than 365 days after the date of such acquisition or the date of completion of such construction or improvement; provided, however, that the principal amount of any Indebtedness incurred pursuant to this clause (xii) shall not exceed $5.0 million at any time outstanding; and (xiii) Indebtedness and other Obligations of the Company and its Subsidiaries related to lease financing activities which are not required to be treated as indebtedness on a balance sheet, as determined in accordance with GAAP as in effect on the date such Indebtedness or other Obligation is incurred.

      “Permitted Investments” means (i) Investments by the Company or any Subsidiary of the Company to acquire the stock or assets of any Person (or Acquired Indebtedness or Acquired Preferred Stock acquired in connection with a transaction in which such Person becomes a Subsidiary of the Company); provided, however, that the primary business of such person is in the good faith judgment of management of the Company a business reasonably related, ancillary or complementary to the business of the Company; provided, further, however, that if any such Investment or series of related Investments involves an Investment by the Company in excess of $3.0 million, the Company is able, at the time of such investment and immediately after giving effect thereto, to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the “Limitation on incurrence of additional indebtedness and issuance of disqualified capital stock” covenant, (ii) Investments received by the Company or its Subsidiaries as consideration for a sale of assets, (iii) Investments by the Company or any Wholly Owned Subsidiary of the Company in any Wholly Owned Subsidiary of the Company (whether existing on the Issue Date or created thereafter) or any Person that after such Investments, and as a result thereof, becomes a Wholly Owned Subsidiary of the Company and Investments in the Company by any Wholly Owned Subsidiary of the Company, (iv) Investments in cash and Cash Equivalents, (v) Investments in securities of trade creditors, wholesalers or customers received pursuant to any plan of reorganization or similar arrangement, (vi) loans or advances to employees of the Company or any Subsidiary thereof for purposes of purchasing the Company’s Capital Stock and other loans and advances to employees made in the ordinary course of business consistent with past practices of the Company or such Subsidiary, and (vii) additional Investments in an aggregate amount not to exceed $1.0 million at any time outstanding.

      “Permitted Liens” means, with respect to any Person:

(i) Pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

(ii) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet delinquent or being contested in good faith by appropriate proceedings;

(iii) Liens for taxes, assessments or other governmental charges not yet delinquent or which are being contested in good faith by appropriate proceedings;

(iv) Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(v) Minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(vi) Liens securing Indebtedness permitted to be incurred pursuant to clauses (ii), (v), (vi) and (xii) of the definition of “Permitted Indebtedness”;

(vii) Liens existing on the Issue Date;

(viii) Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary of the Company; provided, however, such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary of the Company; provided further, however, that such Liens may not extend to any other property owned by the Company or any of its Subsidiaries;

(ix) Liens on property at the time the Company or one of its Subsidiaries acquired the property, including any acquisition by means of a merger or consolidation with or into the Company or any of its Subsidiaries; provided, however, that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition; provided further, however, that the Liens may not extend to any other property owned by the Company or any of its Subsidiaries;

(x) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(xi) Leases, subleases and licenses of real property which do not materially interfere with the ordinary conduct of the business of the Company or any of its Subsidiaries;

(xii) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company and its Subsidiaries in the ordinary course of business;

(xiii) Liens in favor of the Company or its Subsidiaries;

(xiv) Liens on equipment of the Company or its Subsidiaries granted in the ordinary course of business to the Company’s or such Subsidiaries’ client at which such equipment is located;

(xv) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in clauses (vi), (vii), (viii), (ix) or (xx); provided, however, that (A) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property), and (B) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount of or, if greater, committed amount of the Indebtedness described under clauses (vi), (vii), (viii) or (ix) at the time the original Lien became a Permitted Lien under the Indenture, and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(xvi) Judgment and attachment Liens not giving rise to an Event of Default;

(xvii) Liens in favor of the Trustee;

(xviii) Liens in favor of a banking institution arising by operation of law encumbering deposits (including right of set-off) held by such banking institutions incurred in the ordinary course of business and which are within the general parameters customary in the banking industry;

(xix) Liens on assets of a Subsidiary (other than a Significant Subsidiary) that is a non-United States Person and is not a Guarantor; and

(xx) in addition to the Liens referred to in clauses (i) through (xix) above, Liens securing Indebtedness (other than Indebtedness that is subordinated to the notes) in an aggregate principal amount at the time of the incurrence of such Liens not to exceed 10% of the Company’s Consolidated Net Tangible Assets.

      “Person” means an individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

      “Preferred Stock” of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

      “Productive Assets” means assets of a kind used or usable by the Company and its Subsidiaries in its business; provided, however, that productive assets to be acquired by the Company shall be, in the good faith judgment of management of the Company, assets which are reasonably related, ancillary or complementary to the business of the Company as conducted on the Issue Date.

      “Qualified Capital Stock” means any Capital Stock that is not Disqualified Capital Stock.

      “Refinancing Indebtedness” means any refinancing of Indebtedness of the Company or any of its Subsidiaries existing as of the Issue Date or incurred in accordance with the “Limitation on incurrence of additional indebtedness and issuance of disqualified capital stock” covenant (other than pursuant to clause (iii) or (v) of the definition of Permitted Indebtedness) that does not (i) result in an increase in the aggregate principal amount of Indebtedness (such principal amount to include, for purposes of this definition, any premiums, penalties or accrued interest paid with the proceeds of the Refinancing Indebtedness) of such Person or (ii) create Indebtedness with (A) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being refinanced or (B) a final maturity earlier than the final maturity of the Indebtedness being refinanced.

      “Restricted Payment” means (i) the declaration or payment of any dividend or the making of any other distribution (other than dividends or distributions payable in Qualified Capital Stock or in options, rights or warrants to acquire Qualified Capital Stock) on shares of the Company’s Capital Stock, (ii) the purchase, redemption, retirement or other acquisition for value of any Capital Stock of the Company, or any warrants, rights or options to acquire shares of Capital Stock of the Company, other than through the exchange of such Capital Stock or any warrants, rights or options to acquire shares of any class of such Capital Stock for Qualified Capital Stock or warrants, rights or options to acquire Qualified Capital Stock, (iii) the making of any principal payment on, or the purchase, defeasance, redemption, prepayment, decrease or other acquisition or retirement for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, of, any Indebtedness of the Company or its Subsidiaries that is subordinated or junior in right of payment to the notes, other than amounts paid on or in respect of the 9% Senior Subordinated Notes or (iv) the making of any Investment (other than a Permitted Investment).

      “Sale and Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired whereby the Company or a Subsidiary transfers such property to a Person and the Company or a Subsidiary leases it from such Person.

      “Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article I, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the Indenture.

      “Staats Repurchase Agreement” means the Securities Repurchase Agreement, dated June 5, 2003, among Glenn Staats, Preston Staats, Holding, the Company, Hicks Muse and certain other parties thereto as the same may be amended in a manner that does not adversely affect the holders of the notes.

      “Subsidiary,” with respect to any Person, means (i) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly through one or more intermediaries, by such Person or (ii) any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, through one or more intermediaries, owned by such Person. Notwithstand-

ing anything in the Indenture to the contrary, all references to the Company and its consolidated Subsidiaries or to financial information prepared on a consolidated basis in accordance with GAAP shall be deemed to include the Company and its Subsidiaries as to which financial statements are prepared on a combined basis in accordance with GAAP and to financial information prepared on such a combined basis. Notwithstanding anything in the Indenture to the contrary, an Unrestricted Subsidiary shall not be deemed to be a Subsidiary for purposes of the Indenture.

      “Transactions” has the meaning assigned thereto in the offering memorandum for the old notes.

      “Triad Acquisition” means the acquisition of Triad Systems Corporation on February 27, 1997.

      “Unrestricted Subsidiary” means (x) a Subsidiary of the Company created after the Issue Date or (y) Internet Autoparts, Inc. (“IAP”) if it becomes a Subsidiary of the Company, in each case so designated (together with its Subsidiaries) by a resolution adopted by the board of directors of the Company; provided, however, that (a) neither the Company nor any of its other Subsidiaries (other than Unrestricted Subsidiaries) (1) provides any credit support for any Indebtedness of such Unrestricted Subsidiary or its Subsidiaries (including any undertaking, agreement or instrument evidencing such Indebtedness) or (2) is directly or indirectly liable for any Indebtedness of such Unrestricted Subsidiary or its Subsidiaries and (b) except for IAP, such Subsidiary and its Subsidiaries has no property or assets (other than de minimis assets resulting from the initial capitalization of such Subsidiary). The board of directors may designate any Unrestricted Subsidiary to be a Subsidiary; provided, however, that immediately after giving effect to such designation (x) the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the “Limitation on Incurrence of Additional Indebtedness and Issuance of Disqualified Capital Stock” covenant and (y) no Default or Event of Default shall have occurred or be continuing. Any designation pursuant to this definition by the board of directors of the Company shall be evidenced to the Trustee by the filing with the Trustee of a certified copy of the resolution of the Company’s board of directors giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions.

      “United States Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer’s option.

      “Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the then outstanding aggregate principal amount of such Indebtedness into (b) the total of the product obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

      “Wholly Owned Subsidiary” of any Person means any Subsidiary of such Person of which all the outstanding voting securities (other than directors’ qualifying shares) which normally have the right to vote in the election of directors are owned by such Person or any Wholly Owned Subsidiary of such Person.

Book-entry; delivery and form

         Except as described in the next paragraph, the new senior notes initially will be represented by one or more permanent global certificates in definitive, duly registered form. The global notes will be deposited on their date of issue with, or on behalf of, Wells Fargo Bank, Minnesota, N.A. or “DTC” and registered in the name of a nominee of DTC.

The global notes.

      The Company expects that pursuant to procedures established by DTC:

•	upon the issuance of the global notes, DTC or its custodian will credit, on its internal system, the principal amount of new notes of the individual beneficial interests represented by such global notes to the respective accounts of persons who have accounts with such depositary; and

•	ownership of beneficial interests in the global notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee, with respect to interests of participants, and the records of participants, with respect to interests of persons other than participants. Ownership of beneficial interests in the global notes will be limited to persons who have accounts with DTC or “participants” or persons who hold interests through participants.

      So long as DTC, or its nominee, is the registered owner or holder of the new notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the new notes represented by such global notes for all purposes under the indenture. No beneficial owner of any interest in the global notes will be able to transfer that interest except in accordance with DTC’s procedures.

      Payments of the principal of, premium, if any, and interest on, the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of the Company, the trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

      The Company expects that DTC or its nominee, upon receipt of any payment of principal, premium, if any, and interest on the global notes, will credit participants’ accounts with payments in amounts proportionate to their beneficial interests in the principal amount of the global notes as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial owners in the global notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

      Transfers between participants in DTC will be effected in the ordinary way through DTC’s same-day funds system in accordance with DTC rules and will be settled in same-day funds. If a holder requires physical delivery of a certificated note for any reason, including to sell notes to persons in states which require physical delivery of the notes, or to pledge such securities, such holder must transfer its interest in a global note, in accordance with the normal procedures of DTC.

      DTC has advised the Company that it will take any action permitted to be taken by a holder of notes, including the presentation of new notes for exchange as described below, only at the direction of one or more participants to whose account the DTC interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of new notes as to which such participant or participants has or have given such direction.

      DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

      Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated notes.

      If DTC is at any time unwilling or unable to continue as a depositary for the global notes and a successor depositary is not appointed by the Company within 90 days, certificates notes will be issued in exchange for the global notes.

Plan of distribution

         Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 90 days after the expiration date, it will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until January 20, 2004, all dealers effecting transactions in the new notes may be required to deliver a prospectus.

      The Company will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options in the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an “underwriter” within the meaning of the Securities Act, and any profit on any such resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus meeting the requirements of the Securities Act, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

      For a period of 90 days after the expiration date, The Company will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the applicable letter of transmittal. The Company has agreed to pay all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the notes, other than commissions or concessions of any broker-dealers and will indemnify holders of the old notes, including any broker-dealers, against certain liabilities, including certain liabilities under the Securities Act.

Certain United States federal income tax considerations

         The following discussion is a summary of certain federal income tax considerations relevant to the exchange of old notes for new notes, but does not purport to be a complete analysis of all potential tax effects. The discussion is based upon the Internal Revenue Code of 1986, as amended, Treasury regulations, Internal Revenue Service rulings and pronouncements, and judicial decisions now in effect, all of which are subject to change at any time by legislative, judicial or administrative action. Any such changes may be applied retroactively in a manner that could adversely affect a holder of the new notes. The description does not consider the effect of any applicable foreign, state, local or other tax laws or estate or gift tax considerations.

      EACH HOLDER SHOULD CONSULT HIS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO IT OF EXCHANGING OLD NOTES FOR NEW NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.

Exchange of old notes for new notes

      The exchange of old notes for new notes pursuant to the exchange offer should not constitute a sale or an exchange for federal income tax purposes. Accordingly, such exchange should have no federal income tax consequences to holders of old notes.

Legal matters

         Weil, Gotshal & Manges LLP, Dallas, Texas, has passed upon the validity of the new notes offered hereby on behalf of us.

Experts

         Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedules at September 30, 2001 and 2002, and for each of the three years in the period ended September 30, 2002, as set forth in their report. We have included our financial statements and schedules in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Report of independent auditors

Board of Directors

Activant Solutions Inc.

      We have audited the accompanying consolidated balance sheets of Activant Solutions Inc. (formerly Cooperative Computing, Inc.) as of September 30, 2001 and 2002, and the related consolidated statements of operations and comprehensive income (loss), stockholder’s equity (deficit), and cash flows for each of the three years in the period ended September 30, 2002. Our audits also include the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Activant Solutions Inc. at September 30, 2001 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

ERNST & YOUNG LLP

Austin, Texas

December 3, 2002,
except for Note 1, as to which the date is October 6, 2003

Activant Solutions Inc.

(formerly Cooperative Computing, Inc.)

consolidated balance sheets

	September 30,

	2001	2002

	(In thousands,
	except share data)
Assets
Current assets:
Cash and cash equivalents	$3,897	$398
Trade accounts receivable, net of allowance for doubtful accounts of $4,353 and $6,751	35,679	29,013
Inventories, net	2,391	2,380
Investment in leases, net	3,735	2,820
Deferred income taxes	5,991	8,303
Prepaid expenses and other current assets	5,126	4,122

Total current assets	56,819	47,036
Service parts, net	2,868	1,780
Property and equipment, net	6,504	6,480
Long-term investment in leases	8,621	4,468
Capitalized computer software costs, net	12,927	10,257
Databases, net	12,350	12,094
Goodwill	100,572	87,159
Other assets	22,126	16,513

Total assets	$222,787	$185,787

Liabilities and stockholder’s equity (deficit)
Current liabilities:
Accounts payable	$9,459	$8,095
Payroll related accruals	12,923	13,564
Deferred revenue	12,153	12,529
Current portion of long-term debt	10,737	8,828
Accrued income taxes	190	3,969
Accrued expenses and other current liabilities	8,601	8,940

Total current liabilities	54,063	55,925
Long-term debt	166,020	129,169
Deferred tax liabilities and other liabilities	27,416	15,546

Total liabilities	247,499	200,640
Stockholder’s equity (deficit):
Common Stock:
Par value $0.01; authorized, issued and outstanding 1,000 at September 30, 2001 and 2002	—	—
Additional paid-in capital	113,155	113,155
Retained deficit	(136,604)	(127,236)
Other accumulated comprehensive income (loss):
Cumulative translation adjustment	(1,263)	(772)

Total stockholder’s equity (deficit)	(24,712)	(14,853)

Total liabilities and stockholder’s equity (deficit)	$222,787	$185,787

See accompanying notes.

Activant Solutions Inc.

(formerly Cooperative Computing, Inc.)

consolidated statements of operations

and comprehensive income (loss)

	Year ended September 30,

	2000	2001	2002

	(In thousands)
Revenues:
Systems	$66,020	$52,730	$59,196
Services and Finance	157,899	158,305	159,509

Total revenues	223,919	211,035	218,705
Cost of revenues:
Systems	48,022	33,472	35,089
Services and finance	85,193	80,271	76,675

Total cost of revenues	133,215	113,743	111,764

Gross margin	90,704	97,292	106,941
Operating expenses:
Sales and marketing	47,437	39,491	33,909
Product development	12,209	17,470	17,435
General and administrative	29,574	26,166	26,420
Goodwill amortization	11,484	10,589	—

Total operating expenses	100,704	93,716	77,764

Operating income (loss)	(10,000)	3,576	29,177
Interest expense	(18,872)	(17,804)	(14,054)
Foreign exchange gain (loss)	77	(108)	(120)
Equity loss in affiliate	—	(611)	(552)
Gain on sale of assets	—	—	211
Other income, net	1,031	72	581

Income (loss) before income taxes	(27,764)	(14,875)	15,243
Income tax expense (benefit)	(4,691)	(1,932)	5,875

Net income (loss)	$(23,073)	$(12,943)	$9,368

Comprehensive income (loss):
Net income (loss)	$(23,073)	$(12,943)	$9,368
Foreign currency translation adjustment	(1,054)	(108)	491

Comprehensive income (loss)	$(24,127)	$(13,051)	$9,859

See accompanying notes.

Activant Solutions Inc.

(formerly Cooperative Computing, Inc.)

consolidated statements of stockholder’s equity (deficit)

					Other	Total
	Common stock		Additional		accumulated	stockholders’
			paid-in	Retained	comprehensive	equity
	Shares	Amount	capital	deficit	income (loss)	(deficit)

	(In thousands)
Balance, September 30, 1999	1,000	$—	$113,155	$(100,588)	$(101)	$12,466
Foreign currency translation adjustments	—	—	—	—	(1,054)	(1,054)
Net loss	—	—	—	(23,073)	—	(23,073)

Balance, September 30, 2000	1,000	—	113,155	(123,661)	(1,155)	(11,661)
Foreign currency translation adjustments	—	—	—	—	(108)	(108)
Net loss	—	—	—	(12,943)	—	(12,943)

Balance, September 30, 2001	1,000	—	113,155	(136,604)	(1,263)	(24,712)
Foreign currency translation adjustments	—	—	—	—	491	491
Net income	—	—	—	9,368	—	9,368

Balance, September 30, 2002	1,000	$—	$113,155	$(127,236)	$(772)	$(14,853)

See accompanying notes.

Activant Solutions Inc.

(formerly Cooperative Computing, Inc.)

consolidated statements of cash flows

	Year ended September 30,

	2000	2001	2002

	(In thousands)
Operating activities
Net income (loss)	$(23,073)	$(12,943)	$9,368
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	9,074	8,727	6,852
Amortization	31,728	23,449	12,477
Deferred income taxes	(5,891)	(3,052)	550
Equity loss from affiliate	—	611	552
Equity income from partnerships	(343)	(331)	(215)
Lease loss provision	7,510	5,573	2,635
Provision for doubtful accounts	9,301	8,881	8,643
Gain on sale of assets	—	—	(211)
Other, net	(964)	(108)	474
Changes in assets and liabilities:
Trade accounts receivable	(37)	(9,846)	(1,977)
Inventories	5,310	1,395	11
Investment in leases	(4,145)	(1,152)	2,433
Prepaid expenses and other assets	3,868	2,803	3,416
Accounts payable	(6,971)	(1,250)	(1,363)
Deferred revenue	1,397	205	376
Accrued expenses and other liabilities	(2,948)	(2,625)	3,386

Net cash provided by operating activities	23,816	20,337	47,407
Investing activities
Purchase of property and equipment	(2,319)	(3,104)	(4,293)
Property and equipment sale proceeds	—	—	874
Capitalized computer software costs and databases	(11,472)	(9,963)	(7,098)
Purchase of service parts	(3,459)	(2,608)	(1,770)
Expenditures Related to Internet Autoparts	(3,000)	—	—
Equity distributions from partnerships	191	326	142
Other	46	—	—

Net cash used in investing activities	(20,013)	(15,349)	(12,145)
Financing activities
Proceeds from debt facility	82,001	36,130	3,000
Payments on long-term debt facilities	(85,125)	(37,900)	(41,761)

Net cash used in financing activities	(3,124)	(1,770)	(38,761)
Change in cash and cash equivalents	679	3,218	(3,499)
Cash and cash equivalents, beginning of period	—	679	3,897

Cash and cash equivalents, end of period	$679	$3,897	$398

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$18,330	$16,142	$12,907
Income taxes	$1,279	$843	$1,885

See accompanying notes.

Activant Solutions Inc.

(formerly Cooperative Computing, Inc.)

notes to consolidated financial statements

September 30, 2002

Note 1.	Summary of significant accounting policies

Description of business and basis of presentation

      Activant Solutions Inc. (the “Company”), and its wholly owned subsidiaries, is a leading provider of business and information management services to the automotive aftermarket and the hardlines and lumber industry. The Company produces and markets complex databases and software products, and designs, develops, manufactures, markets, services and leases computer systems. Development and assembly facilities are located in Austin, Texas; Livermore, California; and Denver, Colorado. Principal markets are located in the United States, Canada, United Kingdom, Ireland and France.

      Effective October 6, 2003, the Company changed the legal name of its parent company from Cooperative Computing Holding Company, Inc. to Activant Solutions Holdings Inc. and the name of its principal subsidiary Cooperative Computing, Inc. to Activant Solutions Inc. The accompanying historical financial statements reflect the new legal name of the Company.

      The Company is a wholly owned subsidiary of Activant Solutions Holdings Inc. (“Holding”). Holding has no assets or liabilities other than (1) its investment in its wholly owned subsidiary CCITRIAD and (2) its Redeemable Class A Common Stock, the net proceeds of which were contributed in full to CCITRIAD.

      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Cash equivalents

      The Company considers all investments with maturities of three months or less when purchased to be cash equivalents.

Inventories

      Inventories primarily consist of purchased parts and finished goods. Inventories are stated at the lower of cost (first-in, first-out method) or market and include amounts which ultimately may be transferred to equipment or service parts. Inventories are recorded net of valuation reserves of $0.5 million and $1.1 million at September 30, 2001 and September 30, 2002, respectively.

Service parts

      Service parts used for servicing installed equipment are stated at cost and are depreciated over a period not exceeding two years using the straight-line method. Accumulated depreciation was $12.5 million and $13.2 million at September 30, 2001 and 2002, respectively.

Property and equipment

      Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets (two to ten years). Leasehold improvements are amortized using the straight-line method over the life of the lease or the estimated useful life, whichever is shorter.

Leases

      At the inception of a lease, the gross lease receivable, the reserve for potential losses, the estimated residual value of the leased equipment and the unearned lease income are recorded. The unearned lease income represents the excess of the gross lease receivable plus the estimated residual value over the cost of the

Activant Solutions Inc.
(formerly Cooperative Computing, Inc.)

notes to consolidated financial statements — (continued)

September 30, 2002

equipment leased. Certain initial direct costs incurred in consummating the leases, included in the investment in leases, are amortized over the life of the lease. Lease receivables sold pursuant to agreements with banks or lending institutions prior to March 31, 2001 that met the sales criteria of Statement of Financial Accounting Standards (“SFAS”) No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities are removed from the balance sheet and the gains are reflected in operations. In September 2000, the FASB issued SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which replaces FASB Statement No. 125 and is effective for transactions after March 31, 2001. Leases refinanced after this date and the related debt are reflected on the balance sheet. Related income and expense are recognized as earned.

Capitalized computer software costs

      Costs relating to the conceptual formulation and design of software products are expensed as product development. Costs incurred subsequent to establishing the technological feasibility of software products are capitalized. Amortization of capitalized software costs begins when the products are available for general release to customers. Costs are amortized over the expected product lives and are calculated using the straight-line method, generally over a period of two to five years. Management assesses the recoverability of its capitalized costs periodically based principally upon comparison of the net book value of the asset to the expected future revenue stream to be generated by the asset. If management finds evidence of asset impairment, its net book value is adjusted to its fair value. Amortization of capitalized software is included in systems cost of revenues.

Databases

      Database development costs consist primarily of direct labor costs associated with the accumulation of data received from auto parts manufacturers and converting that information to an electronic format. Costs are amortized using the straight-line method over the approximate life cycle of the data (18 to 36 months). Management assesses the recoverability of its database costs periodically based principally upon comparison of the net book value of the asset to the expected future revenue stream to be generated by the asset. If management finds evidence of asset impairment, its net book value is adjusted to its fair value. Amortization of databases is included in services and finance cost of revenues.

Deferred financing costs

      Financing costs are deferred and amortized to interest expense using the interest method over the terms of the related debt. Amortization of such costs for the years ended September 30, 2000, 2001, and 2002 totaled approximately $1.2 million, $1.1 million, and $1.0 million, respectively.

Other intangibles

      Goodwill represents the excess of cost over the fair value of assets acquired. The Company adopted SFAS 142 as of October 1, 2001 and no longer amortizes goodwill. Trademarks and tradenames, which is included in other assets, are amortized over 15 years. Amortization of other intangibles is included in general and administrative expense. Amortization of such costs for the years ended September 30, 2000, 2001, and 2002 totaled approximately $15.7 million, $12.8 million and $0.9 million, respectively.

Long-lived assets

      The Company periodically reviews the carrying amounts of property, plant, and equipment, identifiable intangible assets and excess of cost over fair value of net assets acquired, either in the normal course of

Activant Solutions Inc.
(formerly Cooperative Computing, Inc.)

notes to consolidated financial statements — (continued)

September 30, 2002

business or through acquisition, to determine whether current events or circumstances, as defined in SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, warrant adjustments to such carrying amounts by considering, among other things, the future cash inflows expected to result from the use of the asset and its eventual disposition less the future cash outflows expected to be necessary to obtain those inflows. At this time, future cash inflows exceed the carrying value of the asset; thus, no impairment loss has been recognized. Management reviews the valuation and amortization periods of excess of cost over fair value of net assets acquired on a periodic basis, taking into consideration any events or circumstances which might result in diminished fair value or revised useful life. No events or circumstances have occurred to warrant a diminished fair value or reduction in the useful life of excess of cost over fair value of net assets acquired.

Revenue recognition

      The Company derives revenue from software license fees and the sale of computer hardware, maintenance, and services. The Company generally utilizes written contracts as the means to establish the terms and conditions by which the Company’s licenses, products, maintenance and services are sold to its customers.

      Revenue from software license fees and from the sale of hardware products is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations remain, the fee is fixed and determinable and collection is probable.

      When several elements, including software, maintenance and services, are bundled and sold as a system to a customer the Company has established vendor-specific objective evidence of fair value for maintenance and services and has determined that such services are not essential to the functionality of the delivered software, the revenues from such multiple-element arrangements are allocated to each element based upon the residual method, whereby the fair value of the undelivered element of the contract is deferred. In those instances that include significant customization or modification of the software, contract accounting is applied to both the software and services elements of the arrangement. Where estimates of costs to complete and extent of progress are reasonably dependable, systems revenue from these software arrangements is recognized on a percentage-of-completion method with progress-to-completion measured based upon installation hours incurred. In other instances where costs or estimates are not dependable, systems revenue from these software arrangements is recognized at completion based upon the completed contract method.

Income taxes

      Deferred income taxes are provided for all temporary differences based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Income taxes are provided on the undistributed earnings of foreign subsidiaries that are not considered to be permanently reinvested.

Fair value of financial instruments

      The carrying amounts of certain of the Company’s financial instruments including cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of their short maturities. Lease receivables are stated at the present value using the internal rate of return which approximates fair value.

      The Company’s long-term debt consists of obligations with both variable and fixed interest rates. The carrying value of debt obligations with variable interest rates is considered to approximate fair value. The estimated fair value of debt obligations with fixed interest rates is based on the quoted market prices for such

Activant Solutions Inc.
(formerly Cooperative Computing, Inc.)

notes to consolidated financial statements — (continued)

September 30, 2002

debt obligations. The estimated fair value of total long-term debt at September 30, 2002 with a carrying value of $100 million is $81 million.

Use of estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain risks and concentrations

      The Company performs ongoing credit evaluations of its customers and generally does not require collateral from its customers. Most of the Company’s customers are in the automotive aftermarket or the hardlines and lumber industry.

      No customer accounted for more than 10% of the Company’s revenues during the years ended September 30, 2000, 2001, and 2002.

      Pursuant to agreements with banks and lending institutions for the sale of lease receivables, the Company is contingently liable for losses in the event of lessee nonpayment up to stated recourse limits. At September 30, 2002, the maximum stated contingent liability for leases sold was $19.2 million.

Foreign currency

      Assets and liabilities of subsidiary operations denominated in foreign currencies are translated at the year-end rates of exchange and the income statements have been translated at the average rates of exchange for the year. Local currencies are considered to be the functional currencies.

Recently issued accounting standards

      In June 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, effective for exit or disposal activities initiated after December 31, 2002. The statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The Company does not anticipate any material impact from this statement as of October 1, 2002.

      In June 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (“SFAS 145”). The new statement requires sale-leaseback accounting for those lease modifications that have economic effects similar to sale-leaseback transactions. It also provides new guidance for debt extinguishment transactions that are part of an entity’s recurring operations. SFAS 145 is effective for fiscal years beginning after May 15, 2002. There was no material impact from adoption of this statement as of October 1, 2002.

      In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). The statement broadens the presentation of discontinued operations to include more disposal transactions, and establishes a single accounting model for long-lived assets to be disposed of by sale. SFAS 144 is effective for financial statements for fiscal years beginning after December 15, 2001. There was no material impact from adoption of this statement as of October 1, 2002.

      In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations (“SFAS 143”). The statement is effective for financial statements for fiscal years beginning after June 15, 2002. The new statement establishes accounting standards for recognition of a liability for an asset retirement

Activant Solutions Inc.
(formerly Cooperative Computing, Inc.)

notes to consolidated financial statements — (continued)

September 30, 2002

obligation and the associated asset retirement cost. There was no material impact from this statement as of October 1, 2002.

Reclassifications

      Certain prior year amounts have been reclassified to conform to the current presentation.

Note 2.	Property and equipment

      Property and equipment consist of the following (in thousands):

	September 30,

	2001	2002

Land	$138	$—
Furniture and equipment	25,880	28,068
Buildings and leasehold improvements	2,110	1,419

Gross property and equipment	28,128	29,487
Less accumulated depreciation	(21,624)	(23,007)

Net property and equipment	$6,504	$6,480

Note 3.	Investment in leases

      Prior to June 2001, the Company, through its wholly owned finance subsidiary and special purpose entity, originated leases of hardware and software products to customers under direct financing leases. Lease receivables are generally due in monthly installments over a period of up to five years. The remaining investment in leases is calculated as follows (in thousands):

	September 30,

	2001	2002

Total minimum lease payments receivable	$15,417	$9,472
Allowance for doubtful accounts	(1,413)	(1,454)
Initial direct costs	232	110
Estimated unguaranteed residual value	1,481	1,175

Gross investment in leases	15,717	9,303
Unearned income	(3,725)	(2,067)
Leases pending acceptance	364	52

Total investment in leases	12,356	7,288
Short-term investment in leases	(3,735)	(2,820)

Long-term investment in leases	$8,621	$4,468

      A substantial portion of the lease receivables was sold prior to maturity. Accordingly, a schedule of maturities for the next five years is not indicative of future cash collections. The vast majority of the Company’s customers are in the automotive aftermarket and the hardlines and lumber industry.

Activant Solutions Inc.
(formerly Cooperative Computing, Inc.)

notes to consolidated financial statements — (continued)

September 30, 2002

Note 4.	Lease receivables

      Historically, the Company has sold lease receivables via short term lending agreements with banks and other financial institutions. At the time of sale, the Company records the newly created servicing liabilities (lease servicing obligation and recourse obligation) at their net present value, which is considered their estimated fair value. Gains resulting from the sale of lease receivables are reflected in finance revenue, and were $180,000, $77,000 and zero in 2000, 2001 and 2002, respectively. No lease receivables were sold in 2002. The fair value of the lease servicing liability is based upon the present value of the costs required to continue to service the leases sold for the remainder of the lease term.

      The lease financing agreements contain restrictive covenants which allow the Company to sell leases only while in compliance with such covenants. In the event of noncompliance, the banks and lending institutions could assume administrative control (servicing) of the lease portfolio. During the year ended September 30, 2002, the Company was in compliance with the covenants.

      Pursuant to the agreements, the Company is contingently liable for losses in the event of lessee nonpayment up to stated recourse limits and full recourse on lease receivables discounted that did not meet the bank or lending institutions’ credit guidance. At September 30, 2002, the Company had $1.2 million of lease receivables discounted that are subject to the full recourse provision. The Company repurchased $3.3 million and $1.1 million of lease receivables subject to recourse provisions during 2001 and 2002, respectively. Proceeds, including discounting gains, from the sales of lease receivables were approximately $17 million and $6 million in 2000 and 2001, respectively.

      At September 30, 2002, the maximum stated contingent liability for leases sold was $19.2 million. The stated contingent liability is fixed as a percentage of the original financed amount and decreases as obligations are met under the contingent liability but does not proportionally decrease as the financed amount decreases. The Company provides for the fair value of the recourse obligation based upon an analysis that considers, among other things, the remaining size of the financed leases versus the initial financing amount, the credit worthiness of the lease receivable, the recourse provision the lease receivable is subject to, and the Company’s historical experience which includes loss recoveries through resale of repossessed systems. The Company provides for the fair value of the lease servicing obligation based upon an analysis that considers, among other things: the quantity of sold leases that are being serviced, the time and cost associated with administration of leases, and the Company’s historical experience relating to the length of time leases generally are outstanding. The average discount rate in 2001 was approximately 13%. No leases were discounted in 2002.

Activant Solutions Inc.
(formerly Cooperative Computing, Inc.)

notes to consolidated financial statements — (continued)

September 30, 2002

      Activity in the servicing and recourse obligation liability accounts (recorded in other liabilities in the Company’s balance sheet) is as follows (in thousands):

	Lease servicing	Recourse
	obligation	obligation

Balance at September 30, 2000	$1,328	$6,861
Newly-created liabilities	91	5,573
Recoveries	—	919
Charges and write-offs	(586)	(7,403)

Balance at September 30, 2001	$833	$5,950
Newly-created liabilities	9	2,635
Recoveries	—	795
Charges and write-offs	(403)	(3,891)

Balance at September 30, 2002	$439	$5,489

      The following table presents quantitative information regarding the aggregate lease portfolio, which includes delinquencies and net credit losses (in thousands):

			Principal amount
	Total principal		of leases 60 days
	amount of leases		or more past due		Average balances		Net credit losses

	At September 30,				During the year

	2001	2002	2001	2002	2001	2002	2001	2002

Total Portfolio	$61,898	$31,323	$4,113	$1,800	$78,542	$46,611	$7,184	$3,052

Less: Loans Securitized	46,481	21,851			61,461	34,166

Loans Held in Portfolio	$15,417	$9,472			$17,081	$12,445

Note 5.	Capitalized computer software costs

	Year ended
	September 30,

	2001	2002

	(In thousands)
Beginning balance	$13,901	$12,927
Capitalized computer software costs	5,095	1,513
Amortization of computer software costs	(6,069)	(4,183)

Ending balance	$12,927	$10,257

Activant Solutions Inc.
(formerly Cooperative Computing, Inc.)

notes to consolidated financial statements — (continued)

September 30, 2002

Note 6.	Databases

	Year ended
	September 30,

	2001	2002

	(In thousands)
Beginning balance	$11,050	$12,350
Capitalized database costs	4,868	5,585
Amortization of databases	(3,568)	(5,841)

Ending balance	$12,350	$12,094

Note 7.	Goodwill and other intangibles

      The Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, effective October 1, 2001. SFAS No. 142 provides that separable intangible assets that have finite lives will continue to be amortized over their useful lives and that goodwill and indefinite-lived intangible assets will no longer be amortized but will be reviewed for impairment annually, or more frequently if impairment indicators arise. The Company has identified two reporting units, Automotive, and Industry Solutions, for goodwill impairment testing. There was no impairment of goodwill during fiscal 2002.

      Net income (loss) for the fiscal years ended September 30, 2000, 2001 and 2002 adjusted to exclude amortization expense (net of income taxes) is as follows (in thousands):

	Year ended September 30,

	2000	2001	2002

Reported net income (loss)	$(23,073)	$(12,943)	$9,368
Goodwill amortization, net of tax	11,484	10,589	—

Adjusted net income (loss)	$(11,589)	$(2,354)	$9,368

      An examination on the 1997 federal income tax returns was concluded during the first quarter of fiscal 2002. As a result, certain income tax uncertainties were resolved and the Company adjusted its tax liabilities by $13.5 million. As these uncertainties related to the Triad Systems acquisition in 1997 the associated goodwill was also reduced.

      The gross carrying amount related to trademarks and tradenames at September 30, 2001 and 2002 was $15.0 million while the associated accumulated amortization balance at September 30, 2001 and 2002 was $6.8 million and $7.7 million, respectively. The related amortization expense was $1.5 million and $0.9 million for the year ended September 30, 2001 and 2002, respectively. Estimated amortization expense for the next five fiscal years is approximately $0.9 million in 2003 and 2004, and $0.8 million in 2005, 2006 and 2007.

Activant Solutions Inc.
(formerly Cooperative Computing, Inc.)

notes to consolidated financial statements — (continued)

September 30, 2002

Note 8.	Debt

	Year ended September 30,

	2001	2002

	(In thousands)
Senior Subordinated Notes	$100,000	$100,000
Term Loan Facility	45,200	34,289
Revolving Credit Facility	30,000	2,500
Other	1,557	1,208

Total Debt	176,757	137,997
Current portion	(10,737)	(8,828)

Long-term debt	$166,020	$129,169

      On December 3, 2002, the Company replaced the Restated Senior Credit Facilities with a new three year credit agreement comprised of a $35.0 million term loan facility and a $17.5 million revolving credit facility. The term loan facility is payable in quarterly installments from March 31, 2003 through December 31, 2005 and bears interest at the Company’s option either at (i) a margin of 3.5% applied to the greatest of (a) the Prime Rate, (b) the Base CD Rate plus 1% and (c) the Federal Funds Effective Rate plus 0.5% or (ii) a margin of 4.5% applied to the Eurodollar Base Rate divided by the product of one minus the Eurocurrency Reserve Requirements. In March, June and September 2003 each quarterly installment is $2.0 million. The revolving credit facility provides for maximum borrowings of $17.5 million (including letters of credit up to a maximum of $10.0 million) and matures in December 2005. The new credit agreement includes restrictions on certain activities and financial covenant tests.

      In 1998, the Company consummated a private placement offering (the “Offering”) of $100 million of 9% Senior Subordinated Notes due 2008 that were issued subject to an exchange and registration rights agreement. The Company subsequently exchanged those notes for identical registered 9% Senior Subordinated Notes due 2008 (“Notes”).

      Interest on the Notes is payable semiannually on February 1 and August 1. The Notes are redeemable in whole or in part at the option of the Company on or after February 1, 2003 at the redemption prices (expressed as a percentage of the principal amount) of 104.5% in 2003, 103% in 2004, 101.5% in 2005 and 100% in 2006 and thereafter. In addition, on or prior to February 1, 2002, the Company could have redeemed up to 35% of the aggregate principal amount of the Notes with the net cash proceeds of one or more private or public equity offerings at a redemption price equal to 109% of the principal amount to be redeemed, together with accrued and unpaid interest, if any, to the date of redemption, provided that at least 65% of the originally issued aggregate principal amount of the Notes remained outstanding after each such redemption. Upon the occurrence of a change of control, as defined by the Notes indenture, the Company will be required to make an offer to repurchase the Notes at a price equal to 101% of the principal amount thereof, together with the accrued and unpaid interest, if any. In addition, if the change of control occurs prior to February 1, 2003, the Company will have the right to redeem the Notes at a price equal to 100% of the principal amount thereof plus a premium, as specified by the Notes indenture.

      Concurrently with the consummation of the Offering in 1998, the Company (i) amended and restated its Old Credit Facilities by entering into a new $50 million term loan facility and a new $50 million revolving credit facility (collectively, the “Restated Senior Credit Facilities”) and (ii) used the net proceeds from the Offering and the Restated Senior Credit Facilities to repay the Old Credit Facilities. The refinancing of the

Activant Solutions Inc.
(formerly Cooperative Computing, Inc.)

notes to consolidated financial statements — (continued)

September 30, 2002

debt resulted in an extraordinary loss of approximately $3.0 million, net of tax, as a result of the write-off of existing financing costs.

      In 1999, the Company amended its Restated Senior Credit Facilities by adding a new $30 million senior secured term loan B and prepaying $20 million of the Company’s existing $50 million senior secured term loan A. The Company also paid down approximately $8.1 million of the outstanding amounts under the existing $50 million senior secured revolving credit facility. After giving effect to the amendment, the Company had $110 million in senior secured credit facilities, consisting of the new $30 million term loan B, the remaining $30 million term loan A and the existing $50 million revolving credit facility.

      The September 30, 2002 balance of $34.3 million under the term loan facility is payable in consecutive quarterly installments on the dates and in a principal amount equal to the amount set forth below, together with all accrued interest thereon:

	Tranche A quarterly	Tranche B quarterly
Quarters ending	principal payable	principal payable

December 2002 through March 2003	$2,948,438	$32,031
June 2003 through December 2003	—	32,031
March 2004	—	28,232,031

      The revolving credit facility, which includes revolving credit notes, swing line notes (maximum of $10 million), and letters of credit (maximum of $15 million), provides for maximum borrowings of $47.5 million. Principal amounts under the revolving credit facility are due on March 31, 2003.

      The Restated Senior Credit Facilities bear interest at the Company’s option either at (i) a margin of 2% or 2.5% applied to the greater of lenders Prime Rate, the base CD rate plus 1% of the Federal Funds Rate plus 0.5% or (ii) the eurodollar rate plus 3% or 3.5%. The lower margins apply to Revolving Credit loans and Tranche A term loans. The higher margins apply to the Tranche B Term Loan. Lower margins may become available upon the attainment of certain financial ratios. Interest on base rate loans is payable quarterly, and interest on eurodollar loans is payable at the end of the applicable interest period or every three months in the case of interest periods in excess of three months. A commitment fee ranging from 0.375% to 0.5% per annum is charged on unused revolving loans and is payable quarterly in arrears. The commitment fee at September 30, 2002 was 0.375%.

      In connection with the letters of credit in the Restated Senior Credit Facilities, the Company is required to pay a letter of credit commission fee equal to 2.25% per annum on the amount of the letters of credit outstanding. Each letter of credit bears a fee equal to 2.25%. As of September 30, 2002, there was one letter of credit outstanding in the amount of $300,000.

      Substantially all of the assets of the Company and its subsidiaries are pledged as collateral on the Restated Senior Credit Facilities. The Notes are general, unsecured obligations of the Company and are subordinated in right of payment to all existing and future senior indebtedness of the Company.

      The terms of the Restated Senior Credit Facilities restrict certain activities of the Company, the most significant of which include limitations on additional indebtedness, liens, guarantees, payment or declaration of dividends, sale of assets, investments, capital expenditures, and transactions with affiliates. The Company must also meet certain tests relating to financial amounts and ratios defined in the agreement. As of September 30, 2002, the Company was in compliance with the financial amounts and ratios as defined in the agreement and measured quarterly.

Activant Solutions Inc.
(formerly Cooperative Computing, Inc.)

notes to consolidated financial statements — (continued)

September 30, 2002

      After March 31, 2001, the Company sold a total of $1.6 million in lease receivables through two transactions to a lending institution. In accordance with SFAS 140 as discussed in note 1 to the financial statements, the lease receivable and the note payable have remained on the Company’s balance sheet. The notes bear interest that is payable monthly at 10% per annum. The notes mature beginning May 2002 through July 2006.

      Contractual maturities of debt, exclusive of interest, are as follows (in thousands):

2003	$8,909
2004	28,605
2005	313
2006	170
2007	—
Thereafter	100,000

Note 9.	Income taxes

      Significant components of the income tax expense (benefit) attributable to continuing operations are as follows (in thousands):

	Year ended September 30,

	2000	2001	2002

Current:
Federal	$197	$62	$3,017
State	683	382	1,434
Foreign	320	676	874

Total Current	1,200	1,120	5,325
Deferred:
Federal	(5,239)	(2,438)	506
State	(652)	(307)	63
Foreign	—	(307)	(19)

Total Deferred	(5,891)	(3,052)	550

Income tax expense (benefit)	$(4,691)	$(1,932)	$5,875

Activant Solutions Inc.
(formerly Cooperative Computing, Inc.)

notes to consolidated financial statements — (continued)

September 30, 2002

      The provision for income taxes differs from the expected tax expense (benefit) amount computed by applying the statutory federal income tax rate of 35% to income before income taxes as a result of the following (in thousands):

	Year ended September 30,

	2000	2001	2002

Income tax expense (benefit) at United States statutory income tax rate	$(9,590)	$(5,065)	$5,335
State taxes, net of United States income tax expense (benefit)	(829)	(288)	932
Permanent differences, primarily goodwill	5,304	3,169	315
Foreign losses not benefited	90	—	—
Tax credits and other	334	252	(707)

Income tax expense (benefit)	$(4,691)	$(1,932)	$5,875

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred taxes are as follows (in thousands):

	September 30,

	2001	2002

Deferred tax assets:
Inventory and sales return reserves	$3,829	$4,709
Accrued expenses	1,951	2,015
Deferred income	4,448	4,699
Tax carryforwards	8,454	2,446
Depreciation	4,804	3,750
Bad debts and other	1,218	1,675

Total deferred tax assets	24,704	19,294
Deferred tax liabilities:
Direct financing leases	(9,812)	(7,011)
Fixed and intangible assets	(11,636)	(9,643)
Other	(123)	(316)

Total deferred tax liabilities	(21,571)	(16,970)
Valuation allowance for tax assets	(259)	—

Net deferred tax assets	$2,874	$2,324

      As of September 30, 2002, the Company has no remaining federal net operating loss carryforwards. At September 30, 2002, the Company had business tax credit carryforwards of approximately $277,000 and alternative minimum tax credit carryforwards of approximately $2.2 million. The business tax credit carryforwards and the alternative minimum tax credits carryforward indefinitely. Utilization of the tax credit carryforwards may be subject to an annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986, as amended. The annual limitation may result in the expiration of tax credit carryforwards before utilization.

Activant Solutions Inc.
(formerly Cooperative Computing, Inc.)

notes to consolidated financial statements — (continued)

September 30, 2002

      Substantially all of the Company’s operating income was generated from domestic operations during 2002. Undistributed earnings of the company’s foreign subsidiaries are considered to be permanently reinvested and, accordingly, no provision for United States federal and/or state income taxes has been provided thereon.

Note 10.	Common stock option plan

      Holding, the Company’s parent company, has developed stock option plans for the purpose of granting stock options to employees and key individuals associated with the Company.

      During 1998, Holding adopted the Activant Solutions Holdings Inc. 1998 Stock Option Plan. The Plan provides for the grant of incentive and non-qualified stock options to employees and key individuals associated with the Company. The option price may not be less than the fair market value at the date of grant as set by Holding’s Board of Directors from time to time. Options vest in varying amounts over a six year period and expire ten years from the date of the grant.

      During March 2000, Holding adopted the Activant Solutions Holdings Inc. 2000 Stock Option Plan. The Plan provides for the grant of incentive and non-qualified stock options to employees and key individuals associated with the Company. The option price may not be less than the fair market value at the date of grant as set by Holding’s Board of Directors from time to time. Options vest in varying amounts over a five year period and expire ten years from the date of the grant.

      During 2001, Holding adopted the Activant Solutions Holdings Inc. 2001 Broad Based Stock Option Plan. The plan provides for the grant of incentive and non-qualified stock options to employees associated with the Company. The option price may not be less than the fair market value at the date of grant as set by Holding’s Board of Directors from time to time.

      In 2001, a Stock Option Bonus program was adopted by Holding which protects options from dilution caused by the accretion of Holding’s Class A Common Stock.

Activant Solutions Inc.
(formerly Cooperative Computing, Inc.)

notes to consolidated financial statements — (continued)

September 30, 2002

      Options vest in varying amounts over a five year period and expire ten years from the date of the grant. Information on Holding’s stock option activity is as follows:

	Total	1998 option plan		2000 option plan		2001 option plan

			Weighted		Weighted		Weighted
			average		average		average
	Total	Number of	exercise	Number of	exercise	Number of	exercise
	options	shares	price	shares	price	shares	price

Total options outstanding at September 30, 1999	3,813,150	3,813,150	$5.00	—	$—	—	$—
Options granted	3,980,700	339,700	5.00	3,641,000	1.00	—	—
Options forfeited	(1,524,650)	(1,423,150)	5.00	(101,500)	1.00	—	—
Options exercised	—	—	—	—	—	—	—

Total options outstanding at September 30, 2000	6,269,200	2,729,700	5.00	3,539,500	1.00	—	—
Options granted	666,500	—	—	462,650	1.00	203,850	1.00
Options forfeited	(807,725)	(386,450)	5.00	(400,400)	1.00	(20,875)	1.00
Options exercised	—	—	—	—	—	—	—

Total options outstanding at September 30, 2001	6,127,975	2,343,250	5.00	3,601,750	1.00	182,975	1.00
Options granted	882,550	—	—	834,500	1.00	48,050	1.00
Options forfeited	(576,650)	(181,850)	5.00	(366,950)	1.00	(27,850)	1.00
Options exercised	—	—	—	—	—	—	—

Total options outstanding at September 30, 2002	6,433,875	2,161,400	$5.00	4,069,300	$1.00	203,175	$1.00

      The following is a summary of Holding’s options outstanding and exercisable as of September 30, 2002:

		Number of	Weighted-		Number of	Weighted-
		shares	average	Weighted-	shares	average
		subject to	remaining	average	subject to	remaining
	Range of	options	contractual	exercise	options	contractual
	exercise prices	outstanding	life (in years)	price	exercisable	life (in years)

1998 Option Plan	$5.00	2,161,400	6.3	$5.00	1,583,540	6.4
2000 Option Plan	1.00	4,069,300	7.8	1.00	3,041,670	7.5
2001 Option Plan	1.00	203,175	8.5	1.00	—	N/A

Combined Option Plans	$1.00 and $5.00	6,433,875	7.3	$2.34	4,625,210	7.1

      The Company uses the intrinsic value method in accounting for employee stock options. Because the exercise price of the employee stock options is greater than or equal to the market price of the underlying stock, as determined by Holding’s Board of Directors, on the date of grant, no compensation expense is recognized.

      Pro forma information regarding net loss is required by SFAS No. 123, Accounting for Stock Based Compensation, which also requires the information be determined as if the Company has accounted for its employee stock options granted under the fair value method prescribed by SFAS 123. The fair value of these options was estimated at the date of grant using the minimum value option pricing model with the following assumptions for the year ended September 30, 2002:

Activant Solutions Inc.
(formerly Cooperative Computing, Inc.)

notes to consolidated financial statements — (continued)

September 30, 2002

	Year ended September 30,

	2000	2001	2002

Risk-free interest rate	6%	6%	4%
Weighted-average expected life of the options	5 years	5 years	5 years
Dividend rate	0%	0%	0%
Assumed volatility	0%	0%	0%

      For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options’ vesting period. The Company’s pro forma information follows:

	Year ended September 30,

	2000	2001	2002

Pro forma stock-based compensation expense	$179,000	$481,000	$353,000
Pro forma net income (loss)	(23,252,000)	(13,424,000)	9,015,000

      The weighted average fair value of options granted during the year ended September 30, 2002 was $0.18.

Note 11.	Savings and investment plans

      The Company has a savings and investment plan known as the Activant Solutions Inc. Savings and Investment Plan (the “Plan”) as allowed under Sections 401(k) and 401(a) of the Internal Revenue Code. The Plan provides employees with tax deferred salary deductions and alternative investment options. Employees are eligible to participate the first day of hire and are able to apply for and secure loans from their account in the Plan.

      The Plan provides for contributions by the Company as determined annually by the Board of Directors. The Company matches 50% of the first 6% of compensation contributed by each employee and the deferred amount cannot exceed 25% of the annual aggregate salaries of those employees eligible for participation. Highly compensated executive participants are limited to a maximum of 10%. Contributions to the Plan are allocated among eligible participants in the proportion of their salaries to the total salaries of all participants and amounted to $1.4 million, $1.6 million, and $1.4 million in 2000, 2001, and 2002, respectively.

Note 12.	Commitments and contingencies

Guarantees

      The Company has guaranteed certain automobile lease agreements of its European subsidiaries. At September 30, 2002, these guarantees were approximately $200,000. No material loss is anticipated by reason of such agreements and guarantees.

Operating leases

      The Company rents office facilities and certain office equipment under non-cancelable operating lease agreements. Certain lease agreements contain renewal options and rate adjustments. Rental payments in fiscal 2002 were $658,000 per month. Rental expense related to all operating leases was $8.2 million, $10.1 million,

Activant Solutions Inc.
(formerly Cooperative Computing, Inc.)

notes to consolidated financial statements — (continued)

September 30, 2002

and $8.3 million in 2000, 2001, and 2002, respectively. Future minimum rental commitments under all non-cancelable operating leases are as follows (in thousands):

2003	4,988
2004	4,533
2005	4,213
2006	2,902
2007	1,770
Thereafter	6,456

Legal matters

      The Company is involved in litigation arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the resolution of these matters will not have a material adverse effect on the Company’s results of operations or financial position.

Note 13.	Related party transactions

      In February 1997, the Company entered into a ten-year Monitoring and Oversight Agreement with an affiliate, pursuant to which the Company will pay the affiliate an annual fee for services provided to the Company. The fee is due in quarterly installments, and upon the acquisition of another business by the Company, the minimum fee is increased by an amount equal to 0.2% of the consolidated annual net sales of the acquired entity for the trailing twelve-month period. During fiscal 1997, the Company prepaid the annual fee and amortized the amount over the service period. Cash paid in fiscal 2000, 2001 and 2002 was $376,706, $484,471, and $303,000, respectively.

      The Company owns approximately 47.5% of Internet Autoparts, Inc. (“IAP”), a Web-based parts ordering and communication company. In February 2001, the Company received $1.96 million from IAP, which represented the Company’s estimate of a year’s worth of services being performed on behalf of IAP. In September 2001, the Company returned $318,790 of unused funds to IAP. In May 2002, the Company settled the final account with IAP which resulted in a payment of $506,897 from the Company to IAP.

      The Company owns an approximate 20% interest in six separate partnerships with some major customers. The Company provides management information systems and services to these partnerships. During 2000, 2001, and 2002, the Company recorded service revenue from these partnerships of $3.9 million, $3.9 million, and $4.0 million, respectively. During 2000, 2001, and 2002, the Company recorded investment income from these partnerships of $344,000, $287,000, and $302,000, respectively. At September 30, 2002 the Company had outstanding payables to the partnerships of $239,000. Additionally, the Company has guaranteed its share of the outstanding debt of the partnerships which is disclosed above in Note 12 under Guarantees.

      The Company previously leased office space from a corporation which is wholly owned by two stockholders of the Company. The rental expense for such facility was $540,000 and $552,000 in fiscal 2000 and 2001, respectively. In fiscal 2001, the Company terminated the lease.

      The Company previously leased an airplane for general corporate use from a corporation which is wholly owned by a stockholder. Lease payments totaled $68,611 in fiscal 2000. In the first quarter of 2000, the Company terminated such lease.

Activant Solutions Inc.
(formerly Cooperative Computing, Inc.)

notes to consolidated financial statements — (continued)

September 30, 2002

Note 14.	Segment reporting

      The Company’s business operations are organized into two operating units, the Automotive group, and Industry Solutions group, as shown below. Additionally, a breakdown by geographic area of total revenues and total assets is disclosed. The Americas geographic area covers the United States and Canada. The Europe geographic area covers the United Kingdom, Ireland and France (in thousands).

	Year ended September 30,

	2000	2001	2002

Systems Revenues:
Automotive	$32,998	$20,217	$20,763
Industry Solutions	33,022	32,513	38,433

Total systems revenues	66,020	52,730	59,196
Services and finance revenues:
Automotive	101,176	99,130	98,597
Industry Solutions	56,723	59,175	60,912

Total Services and finance revenues	157,899	158,305	159,509
Systems costs of revenues:
Automotive	25,441	14,670	14,804
Industry Solutions	22,581	18,802	20,285

Total systems cost of revenues	48,022	33,472	35,089
Services and finance cost of revenues
Automotive	53,520	49,663	43,517
Industry Solutions	31,673	30,608	33,158

Total services and finance cost of revenues	85,193	80,271	76,675
Sales and marketing:
Automotive	27,949	21,988	15,691
Industry Solutions	19,488	17,503	18,218

Total sales and marketing	47,437	39,491	33,909
Product development:
Automotive	8,176	13,709	13,743
Industry Solutions	4,033	3,761	3,692

Total product development	12,209	17,470	17,435
General and administrative	29,574	26,166	26,420
Goodwill amortization	11,484	10,589	—
Interest expense	(18,872)	(17,804)	(14,054)
Other income, net	1,108	(647)	120

Income (loss) before income taxes	$(27,764)	$(14,875)	$15,243

Activant Solutions Inc.
(formerly Cooperative Computing, Inc.)

notes to consolidated financial statements — (continued)

September 30, 2002

	Year ended September 30,

	2000	2001	2002

Revenues:
Americas	$218,052	$205,780	$213,111
Europe	5,867	5,255	5,594

Total revenues	$223,919	$211,035	$218,705

Assets:
Americas	$240,537	$217,554	$181,136
Europe	4,647	5,233	4,651

Total assets	$245,184	$222,787	$185,787

Note 15.	Unaudited quarterly results

      The Company’s unaudited quarterly results (in thousands) for 2001 and 2002 are presented below:

	1st quarter	2nd quarter	3rd quarter	4th quarter

2002
Total Revenues	$54,619	$56,959	$54,392	$52,735
Gross margin	26,206	28,067	25,970	26,698
Net income	1,330	2,589	2,454	2,995
2001
Total Revenues	$52,458	$54,746	$52,652	$51,179
Gross margin	23,599	25,953	26,167	21,573
Net loss	(5,275)	(2,756)	(1,681)	(3,231)

Activant Solutions Inc.

(formerly Cooperative Computing, Inc.)

consolidated balance sheets

	September 30,	June 30,
	2002	2003

		(Unaudited)

	(In thousands,
	except share data)
Assets
Current assets:
Cash and cash equivalents	$398	$6,505
Trade accounts receivable, net of allowance for doubtful accounts of $6,751 and $6,651 at September 30, 2002 and June 30, 2003, respectively	29,013	32,546
Inventories, net	2,380	2,574
Investment in leases, net	2,820	2,221
Deferred income taxes	8,303	9,285
Prepaid income taxes	—	2,902
Prepaid expenses and other current assets	4,122	3,508

Total current assets	47,036	59,541
Service parts, net	1,780	1,332
Property and equipment, net	6,480	6,293
Long-term investment in leases	4,468	3,855
Capitalized computer software costs, net	10,257	8,977
Databases, net	12,094	9,414
Goodwill	87,159	87,159
Other assets	16,513	19,021

Total assets	$185,787	$195,592

Liabilities and stockholder’s equity (deficit)
Current liabilities:
Accounts payable	$8,095	$7,456
Payroll related accruals	13,564	13,228
Deferred revenue	12,529	14,889
Current portion of long-term debt	8,828	315
Accrued income taxes	3,969	—
Accrued expenses and other current liabilities	8,940	6,889

Total current liabilities	55,925	42,777
Long-term debt, net of discount	129,169	173,017
Deferred income taxes and other liabilities	15,546	16,124

Total liabilities	200,640	231,918
Stockholder’s equity (deficit):
Common Stock:
Par value $0.01; authorized, issued and outstanding 1,000 shares at September 30, 2002 and June 30, 2003	—	—
Additional paid-in capital	113,155	83,155
Retained deficit	(127,236)	(119,463)
Other accumulated comprehensive income:
Cumulative translation adjustment	(772)	(18)

Total stockholder’s equity (deficit)	(14,853)	(36,326)

Total liabilities and stockholder’s deficit	$185,787	$195,592

See accompanying notes.

Activant Solutions Inc.

(formerly Cooperative Computing, Inc.)

consolidated statements of operations

(unaudited)

	Three months ended		Nine months ended
	June 30,		June 30,

	2002	2003	2002	2003

	(In thousands)
Revenues:
Systems	$14,408	$16,492	$45,922	$51,596
Services and finance	39,984	38,331	120,048	116,939

Total revenues	54,392	54,823	165,970	168,535
Cost of revenues:
Systems	9,302	9,687	29,486	29,571
Services and finance	19,120	18,465	56,240	53,921

Total cost of revenues	28,422	28,152	85,726	83,492

Gross margin	25,970	26,671	80,244	85,043
Operating expenses:
Sales and marketing	8,565	7,823	26,091	23,360
Product development	4,397	4,327	12,648	12,143
General and administrative	5,835	7,227	20,073	20,570

Total operating expenses	18,797	19,377	58,812	56,073

Operating income	7,173	7,294	21,432	28,970
Interest expense	(3,310)	(3,248)	(10,874)	(9,778)
Expenses related to debt refinancing	—	(6,045)	—	(6,313)
Equity loss in affiliate	(200)	(267)	(600)	(208)
Foreign exchange loss	(24)	(26)	(122)	(13)
Gain on disposal of assets	211	—	211	—
Other income, net	275	190	666	393

Income (loss) before income taxes	4,125	(2,102)	10,713	13,051
Income tax expense (benefit)	1,671	(677)	4,339	5,278

Net income (loss)	$2,454	$(1,425)	$6,374	$7,773

Comprehensive income:
Net income (loss)	$2,454	$(1,425)	$6,374	$7,773
Foreign currency translation adjustment	486	529	680	754

Comprehensive income	$2,940	$(896)	$7,054	$8,527

See accompanying notes.

Activant Solutions Inc.

(formerly Cooperative Computing, Inc.)

consolidated statements of cash flows

(unaudited)

	Nine months ended
	June 30,

	2002	2003

	(In thousands)
OPERATING ACTIVITIES
Net income	$6,374	$7,773
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	5,301	4,603
Amortization	9,343	11,131
Deferred income taxes	2,500	(648)
Equity loss in affiliate	600	208
Equity gain from partnerships	(130)	(206)
Write-off of prior debt issuance costs	—	4,063
Lease loss provision	2,635	(900)
Provision for doubtful accounts	8,016	4,510
Gain on sale of assets	(211)	—
Other, net	649	750
Changes in assets and liabilities:
Trade accounts receivable	(1,964)	(8,043)
Inventories	(374)	(194)
Investment in leases	1,961	2,112
Prepaid expenses and other assets	1,973	(1,035)
Accounts payable	(906)	(639)
Deferred revenue	372	2,360
Accrued expenses and other current liabilities	2,064	(6,112)

Net cash provided by operating activities	38,203	19,733
INVESTING ACTIVITIES
Purchase of property and equipment	(2,997)	(2,636)
Property and equipment sale proceeds	874	—
Capitalized computer software costs and databases	(5,279)	(5,616)
Purchase of service parts	(1,151)	(1,079)
Equity distributions from partnerships	100	82
Acquisition of other assets	—	(2,203)

Net cash used in investing activities	(8,453)	(11,452)
FINANCING ACTIVITIES
Proceeds from debt facility	1,500	1,210
Proceeds from long term debt	—	154,946
Debt issuance costs	—	(7,509)
Payment on debt facility	(33,451)	(38,297)
Payment on long-term debt	(750)	(82,524)
Dividend to parent	—	(30,000)

Net cash used in financing activities	(32,701)	(2,174)

Net increase (decrease) in cash and cash equivalents	(2,951)	6,107
Cash and cash equivalents, beginning of period	3,897	398

Cash and cash equivalents, end of period	$946	$6,505

Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest	$7,750	$11,708

Income taxes	$1,796	$13,242

See accompanying notes.

Activant Solutions Inc.

(formerly Cooperative Computing, Inc.)

notes to consolidated financial statements

June 30, 2003
(unaudited)

1.	Basis of presentation

      The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended June 30, 2003 may not be indicative of the results for the full fiscal year ending September 30, 2003.

      Certain amounts in the three and nine months ended June 30, 2002 have been reclassified to conform to the presentation for the three and nine months ended June 30, 2003.

2.	Lease receivables

      Activity in the following servicing and recourse obligation liability accounts (recorded in other liabilities in the Company’s balance sheet) was as follows (in thousands):

	Lease Servicing	Recourse
	Obligation	Obligation

Balance at September 30, 2002	$439	$5,489
Newly-created liabilities	3	(890)
Recoveries	—	449
Charges and lease write-offs	(238)	(1,209)

Balance at June 30, 2003	$204	$3,839

3.	Income taxes

      The Company recorded income tax expense for the nine months ended June 30, 2003 at an effective rate of 40.4%, which is based on the Company’s anticipated results for the full fiscal year. The Company’s income tax expense differs from the amount computed by applying the statutory rate to income before income taxes due to the impact of permanent differences, such as meals and entertainment expense, and amortization of certain acquired intangibles.

4.	Common stock option plan

      During the quarter ended June 30, 2003, Holding, the Company’s parent company, approved the grant of 142,500 options to the employees of the Company at an exercise price equal to the then estimated fair market value of $2.50 per share under the Activant Solutions Holdings Inc. 2000 Stock Option Plan. Holding also approved the grant of 4,500 options to the employees of the Company at an exercise price equal to the then estimated fair market value of $2.50 per share under the Activant Solutions Holdings Inc. 2001 Stock Option Plan.

      The Company uses the intrinsic value method in accounting for employee stock options. Because the exercise price of the employee stock options is greater than or equal to the market price of the underlying stock, as determined by Holding’s Board of Directors, on the date of grant, no compensation expense is recognized.

Activant Solutions Inc.
(formerly Cooperative Computing, Inc.)

notes to consolidated financial statements — (continued)

June 30, 2003

      The Company’s pro forma information follows (amounts in thousands):

	Three months ended		Nine months ended
	June 30,		June 30,

	2002	2003	2002	2003

Net income reported	$2,454	$(1,425)	$6,374	$7,773
Pro forma stock-based compensation expense, net of tax	83	53	261	161

Pro forma net income (loss)	$2,371	$(1,478)	$6,113	$7,612

5.	Debt

      On June 27, 2003, the Company issued $157.0 million in Senior Notes, at a discount of $2.1 million, which bear interest at 10.5% per annum, payable semiannually in June and December, and mature in June 2011. With the proceeds from the Senior Notes, the Company repurchased $82.5 million of its Senior Subordinated Notes, repaid its outstanding term loan facility of $33.0 million, issued a $30.0 million dividend to its parent company, and purchased outstanding common stock in Internet Autoparts, Inc. (“IAP”) that was held by the Company’s majority shareholder for $1.8 million. The Company now owns 47.5% of the outstanding common stock in IAP. Additionally, the Company replaced its revolving credit facility with a new revolving credit facility that provides for maximum borrowings of $15.0 million (including letters of credit up to a maximum of $5.0 million) and matures in June 2006. As of June 30, 2003, the Company had no borrowings outstanding on the new revolving credit facility. The new revolving credit facility includes restrictions on certain activities and financial covenant tests, which are no more restrictive than the covenants in the previous revolving credit facility.

6.	Recent accounting pronouncements

      In April 2002, the FASB issued SFAS No. 145, Recission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (“SFAS 145”). The new statement requires sale-leaseback accounting for those lease modifications that have economic effects similar to sale-leaseback transactions. It also provides new guidance for debt extinguishment transactions that are part of an entity’s recurring operations. SFAS 145 is effective for fiscal years beginning after May 15, 2002. As a result, the Company no longer classifies debt extinguishment transactions as extraordinary items. These costs are now included within other expenses in the statement of operations.

      In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, effective for exit or disposal activities initiated after December 31, 2002. The statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The Company does not anticipate any material impact from this statement on its financial position or results of operations.

      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, effective for fiscal years ending after December 15, 2002. This statement amends SFAS 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The statement also requires prominent disclosures about the method of accounting for stock-based employee compensation and its effect on reported results. The Company does not anticipate any material impact from this statement on its financial position or results of operations.

Activant Solutions Inc.
(formerly Cooperative Computing, Inc.)

notes to consolidated financial statements — (continued)

June 30, 2003

      In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”) “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 requires that the Company recognize the fair value for certain guarantee and indemnification arrangements issued or modified by the Company after December 31, 2002. When the Company determines that a loss is probable, the estimable loss must be recognized as it relates to applicable guarantees and indemnifications. Some of the software licenses granted by the Company contain provisions that indemnify customers of the Company’s software from certain damages and costs resulting from claims alleging that the Company’s software infringes the intellectual property rights of a third party. The Company records resulting costs as incurred and historically, such costs have not been material. Accordingly, the Company has not recorded a liability related to these indemnification provisions.

      In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”), which clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements. FIN 46 requires variable interest entities (VIE) to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE activities or entitled to receive a majority of the entity’s residual returns or both. A company that consolidates a VIE is called the primary beneficiary of that entity. FIN 46 also requires disclosures about VIE that a company is not required to consolidate but in which it has a significant variable interest. The provisions of this interpretation apply immediately to VIE created after January 31, 2003 and apply to existing VIE in the first fiscal year or interim period beginning after June 15, 2003. The Company is currently assessing the application of FIN 46 as it relates to certain variable interests acquired before January 31, 2003, and any accounting impact will be reported in the fiscal 2003 financial statements. We are continuing to review our variable interests and the outcome of this review will determine whether there is a need to consolidate additional entities.

      In November 2002, the EITF reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We do not expect the adoption of EITF Issue No. 00-21 to have a material effect on our consolidated results of operations, financial condition or cash flows.

7.	Segment reporting

      The Company’s business operations are organized into two operating units, the Automotive group and the Industry Solutions group, as shown below. Additionally, a breakdown by geographic area of total revenues and total assets is disclosed. The Americas geographic area covers the United States and Canada. The Europe geographic area covers the United Kingdom, Ireland and France.

	Three months ended		Nine months ended
	June 30,		June 30,

	2002	2003	2002	2003

	(In thousands)
Systems revenues:
Automotive	$4,123	$4,048	$16,484	$12,956
Industry Solutions	10,285	12,444	29,438	38,640

Total systems revenues:	14,408	16,492	45,922	51,596

Activant Solutions Inc.
(formerly Cooperative Computing, Inc.)

notes to consolidated financial statements — (continued)

June 30, 2003

	Three months ended		Nine months ended
	June 30,		June 30,

	2002	2003	2002	2003

	(In thousands)
Services and finance revenues:
Automotive	24,653	24,361	74,396	73,606
Industry Solutions	15,331	13,970	45,652	43,333

Total services and finance revenues:	39,984	38,331	120,048	116,939
Systems costs of revenues:
Automotive	3,275	3,111	12,053	8,838
Industry Solutions	6,027	6,576	17,433	20,733

Total systems costs of revenues:	9,302	9,687	29,486	29,571
Services and finance cost of revenues:
Automotive	11,492	10,836	34,719	32,350
Industry Solutions	7,628	7,629	21,521	21,571

Total services and finance cost of revenues:	19,120	18,465	56,240	53,921
Sales and marketing:
Automotive	4,025	3,615	12,131	10,501
Industry Solutions	4,540	4,208	13,960	12,859

Total sales and marketing:	8,565	7,823	26,091	23,360
Product development:
Automotive	3,501	3,214	9,903	9,018
Industry Solutions	896	1,113	2,745	3,125

Total product development:	4,397	4,327	12,648	12,143
General and administrative	5,835	7,227	20,073	20,570
Interest expense	(3,310)	(3,248)	(10,874)	(9,778)
Expenses related to debt refinancing	—	(6,045)	—	(6,313)
Other income (expense), net	262	(103)	155	172

Income (loss) before income taxes	$4,125	$(2,102)	$10,713	$13,051

Revenues:
Americas	$52,957	$53,150	$161,941	$163,952
Europe	1,435	1,673	4,029	4,583

Total revenues	$54,392	$54,823	$165,970	$168,535

Assets:
Americas	$180,481	$191,209	$180,481	$191,209
Europe	4,839	4,383	4,839	4,383

	$185,320	$195,592	$185,320	$195,592

Activant Solutions Inc.
(formerly Cooperative Computing, Inc.)

notes to consolidated financial statements — (continued)

June 30, 2003

8.	Guarantor consolidation

      The Senior Notes are guaranteed by the Company’s existing, wholly-owned domestic subsidiaries Triad Systems Financial Corporation, Triad Data Corporation, CCI/ TRIAD Gem, Inc., Triad Systems Corporation and CCI/ ARD, Inc. The Company’s other subsidiaries, (the “Non-Guarantors”), are not guaranteeing the Senior Notes.

      The following tables set forth consolidating financial information of the Company, the Guarantors and Non-Guarantors for the balance sheets as of September 30, 2002 and June 30, 2003, the statements of operations for the quarters and nine months ended June 30, 2002 and 2003, and the statements of cash flows for the nine months ended June 30, 2002 and 2003.

Consolidating balance sheet

As of September 30, 2002

		Guarantor	Non-guarantor		Activant
	Activant	subsidiaries	subsidiaries	Eliminations	Solutions Inc.

Assets
Current assets:
Cash and cash equivalents	$(157)	$—	$555	$—	$398
Trade accounts receivable, net of allowance for doubtful accounts	26,555	—	2,458	—	29,013
Inter company receivable	—	49,245	1,110	(50,355)	—
Inventories, net	2,346	—	34	—	2,380
Investment in leases, net	—	2,686	134	—	2,820
Deferred income taxes	8,303	—	—	—	8,303
Prepaid expenses and other current assets	2,273	1,637	212	—	4,122

Total current assets	39,320	53,568	4,503	(50,355)	47,036

Service parts, net	1,646	—	134	—	1,780
Property and equipment, net	6,297	—	183	—	6,480
Long-term investment in leases	—	3,406	1,062	—	4,468
Capitalized computer software costs, net	10,257	—	—	—	10,257
Databases, net	12,094	—	—	—	12,094
Goodwill	87,159	—	—	—	87,159
Investment in subs	45,362	—	671	(46,033)	—
Other assets	15,500	969	44	—	16,513

Total assets	$217,635	$57,943	$6,597	$(96,388)	$185,787

Activant Solutions Inc.
(formerly Cooperative Computing, Inc.)

notes to consolidated financial statements — (continued)

June 30, 2003

		Guarantor	Non-guarantor		Activant
	Activant	subsidiaries	subsidiaries	Eliminations	Solutions Inc.

Liabilities and stockholder’s equity (deficit)
Current liabilities:
Accounts payable	$7,799	$7	$289	$—	$8,095
Inter company payables	82,103	—	2,055	(84,158)	—
Payroll related accruals	13,327	—	237	—	13,564
Deferred revenue	12,100	296	133	—	12,529
Current portion of long-term debt	8,526	302	—	—	8,828
Accrued income taxes	3,551	—	418	—	3,969
Accrued expenses and other current liabilities	7,714	943	283	—	8,940
Total current liabilities	135,120	1,548	3,415	(84,158)	55,925
Long-term debt, net of discount	128,264	905	—	—	129,169
Deferred income taxes and other liabilities	11,963	4,279	(696)	—	15,546

Total liabilities	275,347	6,732	2,719	(84,158)	200,640

Stockholder’s equity (deficit):
Common stock	—	104	5,485	(5,589)	—
Additional paid-in capital	113,155	6,300	3	(6,303)	113,155
Retained earnings (deficit)	(169,829)	44,807	(1,876)	(338)	(127,236)
Other accumulated comprehensive income:
Cumulative translation adjustment	(1,038)	—	266	—	(772)

Total stockholder’s equity (deficit)	(57,712)	51,211	3,878	(12,230)	(14,853)

Total liabilities and stockholder’s equity (deficit)	$217,635	$57,943	$6,597	$(96,388)	$185,787

Activant Solutions Inc.
(formerly Cooperative Computing, Inc.)

notes to consolidated financial statements — (continued)

June 30, 2003

Consolidating balance sheet

As of June 30, 2003

			Non-
		Guarantor	Guarantor		Activant
	Activant	subsidiaries	subsidiaries	eliminations	Solutions Inc.

	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$4,154	$—	$2,351	$—	$6,505
Trade accounts receivable, net of allowance for doubtful accounts	29,221	—	3,325	—	32,546
Inter company receivable	—	46,648	—	(46,648)	—
Inventories, net	2,526	—	48	—	2,574
Investment in leases, net	—	2,061	160	—	2,221
Deferred income taxes	9,285	—	—	—	9,285
Prepaid income taxes	2,981		(79)		2,902
Prepaid expenses and other current assets	2,159	1,194	155	—	3,508

Total current assets	50,326	49,903	5,960	(46,648)	59,541
Service parts, net	1,259	—	73	—	1,332
Property and equipment, net	6,132	—	161	—	6,293
Long-term investment in leases	—	3,168	687	—	3,855
Capitalized computer software costs, net	8,977	—	—	—	8,977
Databases, net	9,414	—	—	—	9,414
Goodwill	87,159	—	—	—	87,159
Investment in subs	45,362	—	694	(46,056)	—
Other assets	18,461	530	1,850	(1,820)	19,021

Total assets	$227,090	$53,601	$9,425	$(94,524)	$195,592

Liabilities and stockholder’s equity (deficit)
Current liabilities:
Accounts payable	$7,326	$13	$117	$—	$7,456
Inter company payables	77,034	—	3,434	(80,468)	—
Payroll related accruals	13,050	—	178	—	13,228
Deferred revenue	14,257	175	457	—	14,889
Current portion of long-term debt	—	315	—	—	315
Accrued income taxes	—	—	—	—	—
Accrued expenses and other current liabilities	6,634	40	215	—	6,889

Total current liabilities	118,301	543	4,401	(80,468)	42,777
Long-term debt, net of discount	172,424	593	—	—	173,017
Deferred income taxes and other liabilities	12,563	4,403	(842)	—	16,124

Total liabilities	303,288	5,539	3,559	(80,468)	231,918
Stockholder’s equity(deficit):
Common stock	—	104	7,305	(7,409)	—
Additional paid-in capital	83,155	6,300	3	(6,303)	83,155
Retained earnings (deficit)	(159,208)	41,658	(1,569)	(344)	(119,463)
Other accumulated comprehensive income:
Cumulative translation adjustment	(145)	—	127	—	(18)

Total stockholder’s equity (deficit)	(76,198)	48,062	5,866	(14,056)	(36,326)

Total liabilities and stockholder’s equity (deficit)	$227,090	$53,601	$9,425	$(94,524)	$195,592

Activant Solutions Inc.
(formerly Cooperative Computing, Inc.)

notes to consolidated financial statements — (continued)

June 30, 2003

Consolidating statement of operations

For the three months ended June 30, 2002

		Guarantor	Non-guarantor		Activant
	Activant	subsidiaries	subsidiaries	Eliminations	Solutions Inc.

	(In thousands)
Revenues:
Systems	$14,005	$—	$405	$(2)	$14,408
Services and finance	37,085	557	2,342	—	39,984

Total revenues	51,090	557	2,747	(2)	54,392
Cost of revenues:
Systems	9,008	—	294	—	9,302
Services and finance	18,183	—	1,432	(495)	19,120

Total cost of revenues	27,191	—	1,726	(495)	28,422

Gross margin	23,899	557	1,021	493	25,970
Operating expenses:
Sales and marketing	7,251	925	389	—	8,565
Product development	4,331	—	66	—	4,397
General and administrative	5,790	2,694	139	(2,788)	5,835

Total operating expenses	17,372	3,619	594	(2,788)	18,797

Operating income	6,527	(3,062)	427	3,281	7,173
Interest expense	(3,275)	(34)	(1)	—	(3,310)
Expenses related to debt refinancing	—	—	—	—	—
Equity loss in affiliate	(175)	—	(25)	—	(200)
Foreign exchange gain (loss)	(44)	—	20	—	(24)
Gain on disposal of assets	211	—	—	—	211
Other income, net	272	—	3	—	275

Income (loss) before income taxes	3,516	(3,096)	424	3,281	4,125
Income tax expense	1,535	—	136	—	1,671

Net income (loss)	$1,981	$(3,096)	$288	$3,281	$2,454

Activant Solutions Inc.
(formerly Cooperative Computing, Inc.)

notes to consolidated financial statements — (continued)

June 30, 2003

Consolidating statement of operations

For the three months ended June 30, 2003

		Guarantor	Non-guarantor		Activant
	Activant	subsidiaries	subsidiaries	Eliminations	Solutions Inc.

	(In thousands)
Revenues:
Systems	$15,941	$—	$551	$—	$16,492
Services and finance	35,561	347	2,423	—	38,331

Total revenues	51,502	347	2,974	—	54,823
Cost of revenues:
Systems	9,390	—	297	—	9,687
Services and finance	17,637	—	1,292	(464)	18,465

Total cost of revenues	27,027	—	1,589	(464)	28,152

Gross margin	24,475	347	1,385	464	26,671
Operating expenses:
Sales and marketing	8,299	(901)	425	—	7,823
Product development	4,234	—	93	—	4,327
General and administrative	7,147	1,710	349	(1,979)	7,227

Total operating expenses	19,680	809	867	(1,979)	19,377

Operating income	4,795	(462)	518	2,443	7,294
Interest expense	(3,231)	(24)	7	—	(3,248)
Expenses related to debt refinancing	(6,045)	—	—	—	(6,045)
Equity loss in affiliate	(267)	—	—	—	(267)
Foreign exchange gain (loss)	(6)	—	(20)	—	(26)
Gain on disposal of assets	—	—	—	—	—
Other income, net	190	—	—	—	190

Income (loss) before income taxes	(4,564)	(486)	505	2,443	(2,102)
Income tax expense (benefit)	(898)	—	221	—	(677)

Net income (loss)	$(3,666)	$(486)	$284	$2,443	$(1,425)

Activant Solutions Inc.
(formerly Cooperative Computing, Inc.)

notes to consolidated financial statements — (continued)

June 30, 2003

Consolidating statement of operations

For the nine months ended June 30, 2002

		Guarantor	Non-guarantor		Activant
	Activant	subsidiaries	subsidiaries	Eliminations	Solutions Inc.

	(In thousands)
Revenues:
Systems	$44,683	$—	$1,241	$(2)	$45,922
Services and finance	111,362	1,852	6,834	—	120,048

Total revenues	156,045	1,852	8,075	(2)	165,970
Cost of revenues:
Systems	28,635	—	851	—	29,486
Services and finance	53,325	—	4,288	(1,373)	56,240

Total cost of revenues	81,960	—	5,139	(1,373)	85,726

Gross margin	74,085	1,852	2,936	1,371	80,244
Operating expenses:
Sales and marketing	22,548	2,775	768	—	26,091
Product development	12,437	—	211	—	12,648
General and administrative	19,305	8,068	1,063	(8,363)	20,073

Total operating expenses	54,290	10,843	2,042	(8,363)	58,812

Operating income	19,795	(8,991)	894	9,734	21,432
Interest expense	(10,739)	(110)	(25)	—	(10,874)
Expenses related to debt refinancing	—	—	—	—	—
Equity loss in affiliate	(600)	—	—	—	(600)
Foreign exchange gain (loss)	(107)	—	(15)	—	(122)
Gain on disposal of assets	211	—	—	—	211
Other income, net	619	—	47	—	666

Income (loss) before income taxes	9,179	(9,101)	901	9,734	10,713
Income tax expense	3,994	—	345	—	4,339

Net income (loss)	$5,185	$(9,101)	$556	$9,734	$6,374

Activant Solutions Inc.
(formerly Cooperative Computing, Inc.)

notes to consolidated financial statements — (continued)

June 30, 2003

Consolidating statement of operations

For the nine months ended June 30, 2003

		Guarantor	Non-guarantor		Activant
	Activant	subsidiaries	subsidiaries	Eliminations	Solutions Inc.

	(In thousands)
Revenues:
Systems	$50,286	$—	$1,310	$—	$51,596
Services and finance	108,445	1,223	7,271	—	116,939

Total revenues	158,731	1,223	8,581	—	168,535
Cost of revenues:
Systems	28,790	—	781	—	29,571
Services and finance	50,924	—	4,383	(1,386)	53,921

Total cost of revenues	79,714	—	5,164	(1,386)	83,492

Gross margin	79,017	1,223	3,417	1,386	85,043
Operating expenses:
Sales and marketing	23,114	(829)	1,075	—	23,360
Product development	11,876	—	267	—	12,143
General and administrative	9,651	5,122	1,078	4,719	20,570

Total operating expenses	44,641	4,293	2,420	4,719	56,073

Operating income	34,376	(3,070)	997	(3,333)	28,970
Interest expense	(9,701)	(79)	2	—	(9,778)
Expenses related to debt refinancing	(6,313)	—	—	—	(6,313)
Equity loss in affiliate	(208)	—	—	—	(208)
Foreign exchange gain (loss)	13	—	(26)	—	(13)
Gain on disposal of assets	—	—	—	—	—
Other income, net	372	—	21	—	393

Income (loss) before income taxes	18,539	(3,149)	994	(3,333)	13,051
Income tax expense	4,600	—	678	—	5,278

Net income (loss)	$13,939	$(3,149)	$316	$(3,333)	$7,773

Activant Solutions Inc.
(formerly Cooperative Computing, Inc.)

notes to consolidated financial statements — (continued)

June 30, 2003

Consolidating statement of cash flows

For the nine months ended June 30, 2002

		Guarantor	Non-guarantor		Activant
	Activant	subsidiaries	subsidiaries	Eliminations	Solutions Inc.

	(In thousands)
OPERATING ACTIVITIES
Net income	$5,185	$(9,101)	$556	$9,734	$6,374
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	5,221	—	80	—	5,301
Amortization	9,343	—	—	—	9,343
Deferred income taxes	2,529	—	(29)	—	2,500
Equity loss in affiliate	600	—	—	—	600
Equity gain from partnerships	(209)	—	79	—	(130)
Write off of prior debt issuance costs	—	—	—	—	—
Lease loss provision	—	2,635	—	—	2,635
Provision for doubtful accounts	7,890	—	126	—	8,016
Gain on sale of assets	(211)	—	—	—	(211)
Other, net	690	—	(41)	—	649
Changes in assets and liabilities:
Trade accounts receivable	(1,973)	—	9	—	(1,964)
Inventories	(566)	—	192	—	(374)
Investment in leases	—	1,383	578	—	1,961
Prepaid expenses and other assets	32	1,926	15	—	1,973
Inter company transactions	5,728	5,221	(1,215)	(9,734)	—
Accounts payable	(607)	(126)	(173)	—	(906)
Deferred revenue	597	(56)	(169)	—	372
Accrued expenses and other current liabilities	3,709	(1,611)	(34)	—	2,064

Net cash provided by operating activities	37,958	271	(26)	—	38,203
INVESTING ACTIVITIES
Purchase of property and equipment	(2,988)	—	(9)	—	(2,997)
Property and equipment sale proceeds	874	—	—	—	874
Capitalized computer software costs and databases	(5,279)	—	—	—	(5,279)
Purchase of service parts	(975)	—	(176)	—	(1,151)
Equity distributions from partnerships	100	—	—	—	100
Acquisition of other assets	—	—	—	—	—

Net cash used in investing activities	(8,268)	—	(185)	—	(8,453)
FINANCING ACTIVITIES
Proceeds from debt facility	1,500	—	—	—	1,500
Proceeds from long term debt	—	—	—	—	—
Debt issuance costs	—	—	—	—	—
Payment on debt facility	(33,451)	—	—	—	(33,451)
Payment on long-term debt	(479)	(271)	—	—	(750)
Dividend to parent	—	—	—	—	—

Net cash used in financing activities	(32,430)	(271)	—	—	(32,701)

Net increase (decrease) in cash and cash equivalents	(2,740)	—	(211)	—	(2,951)
Cash and cash equivalents, beginning of period	2,888	—	1,009	—	3,897

Cash and cash equivalents, end of period	$148	$—	$798	$—	$946

Activant Solutions Inc.
(formerly Cooperative Computing, Inc.)

notes to consolidated financial statements — (continued)

June 30, 2003

Consolidating statement of cash flows

For the nine months ended June 30, 2003

		Guarantor	Non-guarantor		Activant
	Activant	subsidiaries	subsidiaries	Eliminations	Solutions Inc.

	(In thousands)
OPERATING ACTIVITIES
Net income	$13,939	$(3,149)	$316	$(3,333)	$7,773
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4,502	—	101	—	4,603
Amortization	11,131	—	—	—	11,131
Deferred income taxes	(518)	—	(130)	—	(648)
Equity loss in affiliate	208	—	—	—	208
Equity gain from partnerships	(192)	—	(14)	—	(206)
Write off of prior debt issuance costs	4,063	—	—	—	4,063
Lease loss provision	—	(900)	—	—	(900)
Provision for doubtful accounts	4,388	—	122	—	4,510
Gain on sale of assets	—	—	—	—	—
Other, net	916	—	(166)	—	750
Changes in assets and liabilities:
Trade accounts receivable	(7,054)	—	(989)	—	(8,043)
Inventories	(180)	—	(14)	—	(194)
Investment in leases	—	1,763	349	—	2,112
Prepaid expenses and other assets	(2,081)	882	164	—	(1,035)
Inter company transactions	(8,396)	2,597	2,466	3,333	—
Accounts payable	(473)	6	(172)	—	(639)
Deferred revenue	2,157	(121)	324	—	2,360
Accrued expenses and other current liabilities	(4,772)	(779)	(561)	—	(6,112)

Net cash provided by operating activities	17,638	299	1,796	—	19,733
INVESTING ACTIVITIES
Purchase of property and equipment	(2,636)	—	—	—	(2,636)
Property and equipment sale proceeds	—	—	—	—	—
Capitalized computer software costs and databases	(5,616)	—	—	—	(5,616)
Purchase of service parts	(1,079)	—	—	—	(1,079)
Equity distributions from partnerships	82	—	—	—	82
Acquisition of other assets	(2,203)	—	—	—	(2,203)

Net cash used in investing activities	(11,452)	—	—	—	(11,452)
FINANCING ACTIVITIES
Proceeds from debt facility	1,210	—	—	—	1,210
Proceeds from long term debt	154,946	—	—	—	154,946
Debt issuance costs	(7,509)	—	—	—	(7,509)
Payment on debt facility	(38,297)	—	—	—	(38,297)
Payment on long-term debt	(82,225)	(299)	—	—	(82,524)
Dividend to parent	(30,000)	—	—	—	(30,000)

Net cash used in financing activities	(1,875)	(299)	—	—	(2,174)

Net increase (decrease) in cash and cash equivalents	4,311	—	1,796	—	6,107
Cash and cash equivalents, beginning of period	(157)	—	555	—	398

Cash and cash equivalents, end of period	$4,154	$—	$2,351	$—	$6,505

          We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. This prospectus does not constitute an offer to sell or buy any securities in any jurisdiction where it is unlawful. The information in this prospectus is current as of the date hereof.

          Until January 20, 2004, all dealers effecting transactions in the New Notes, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Offer to Exchange

All Outstanding
Old 10 1/2% Senior Notes
due 2011 for
New 10 1/2% Senior Notes
due 2011 of
Activant Solutions Inc.
(formerly known as Cooperative
Computing, Inc.)

PROSPECTUS

October 20, 2003